Exhibit 99.1

                         , 2007

Dear American Standard Companies Inc. Shareholder:

I am pleased to inform you that on                          , 2007, the Board of Directors of American Standard Companies Inc. approved the distribution of all of the shares of common stock of WABCO Holdings Inc., a wholly owned subsidiary of American Standard, to American Standard shareholders. WABCO holds all of the assets and liabilities associated with American Standard’s Vehicle Control Systems business.

This distribution will be made pursuant to a plan announced by American Standard on February 1, 2007, to separate its three principal operating businesses by spinning off its Vehicle Control Systems business and selling its Bath and Kitchen business, with the Air Conditioning Systems and Services business remaining with American Standard. Upon the distribution of WABCO shares, American Standard shareholders will own 100% of the common stock of WABCO. American Standard’s Board of Directors believes that the spin-off of the Vehicle Control Systems business and sale of the Bath and Kitchen business is the best way to enhance the value of American Standard’s businesses for the benefit of American Standard shareholders.

The distribution of WABCO common stock will occur on                     , 2007 by way of a pro rata dividend to American Standard shareholders. Each American Standard shareholder will be entitled to receive one share of WABCO common stock (and a related preferred stock purchase right) for every three shares of American Standard common stock held by such shareholder at the close of business on                     , 2007, the record date of the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of WABCO common stock will be issued. If you would otherwise have been entitled to a fractional share of WABCO common stock in the distribution, you will receive the net cash value of such fractional share instead.

Shareholder approval of the distribution is not required, and you are not required to take any action to receive your WABCO common stock.

Following the distribution, you will own shares in both American Standard and WABCO. We intend to apply to have WABCO’s common stock listed on the New York Stock Exchange under the symbol “WBC.” American Standard’s common stock will continue to trade on the New York Stock Exchange under the symbol “ASD.” American Standard expects that, at an appropriate time following the completion of the separation plan, it will change its name to Trane and obtain a new ticker symbol to more appropriately reflect its continuing operations in the Air Conditioning Systems and Services business.

The enclosed information statement, which is being mailed to all American Standard shareholders, describes the distribution in detail and contains important information about WABCO. We urge you to read the information statement carefully.

I want to thank you for your continued support of American Standard and we look forward to your support of WABCO in the future.

Sincerely,

Frederic M. Poses

Chairman of the Board and Chief Executive Officer

, 2007

Dear WABCO Holdings Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of our company, WABCO Holdings Inc. Founded in the U.S. in 1869 as Westinghouse Air Brake Company (WABCO), the Vehicle Control Systems business was acquired by American Standard in 1968.

Today, we are one of the world’s leading providers of technologically advanced braking, stability, suspension and transmission control systems. Our products include a variety of control systems that improve vehicle safety and reduce overall vehicle operating costs for the world’s leading commercial truck, trailer and bus manufacturers as well as select passenger car manufacturers. We have a strong track record of technological leadership and introduced some of the industry’s most important innovations for commercial vehicles, including anti-lock braking systems (ABS), electronically controlled air suspension (ECAS) systems, automated manual transmission controls and electronic stability control (ESC) systems.

We begin life as an independent public company in a strong competitive position, as a result of a number of factors, including: our expertise to support the development of advanced technology applications; strong, longstanding customer relationships; a global footprint; and a demonstrated ability to maintain high margins through business cycles. Our objective is to deliver consistent and profitable growth by employing four key strategies: technology innovation, geographic expansion, aftermarket growth and opportunistic automotive applications of our products and systems. Underlying all of these strategies is our “Passion for Innovation,” our drive to exceed customer expectations, to raise standards, and to enhance further our reputation for quality and reliability.

Our new Board of Directors will be led by Jim Hardymon serving as our non-executive chairman. He is a former chairman and CEO of Textron who has served on 10 corporate boards and as chairman of four NYSE-traded companies. In accordance with American Standard’s corporate governance guidelines, Jim, who currently is American Standard’s presiding director, will retire from American Standard’s board when his current term as a director expires in May 2007.

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “WBC” in connection with the distribution of our company’s common stock by American Standard.

We invite you to learn more about WABCO by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of WABCO common stock.

Sincerely,

Jacques Esculier

Chief Executive Officer

Preliminary Information Statement

(Subject to Completion, Dated June 8, 2007)

Information Statement

Distribution of

Common Stock of

WABCO Holdings Inc.

by

AMERICAN STANDARD COMPANIES INC.

to American Standard Companies Inc. Shareholders

This information statement is being furnished in connection with the distribution by American Standard Companies Inc. to its shareholders of all of its shares of common stock of WABCO Holdings Inc., a wholly owned subsidiary of American Standard that will hold the assets and liabilities associated with American Standard’s Vehicle Control Systems business and certain other liabilities as described in this information statement. To implement the distribution, American Standard will distribute all of its shares of WABCO common stock on a pro rata basis to the holders of American Standard common stock. Each of you, as a holder of American Standard common stock, will receive one share of WABCO common stock (and a related preferred stock purchase right) for every three shares of American Standard common stock that you held at the close of business on                     , 2007, the record date for the distribution. The distribution will be effective as of                     , 2007. Immediately after the distribution is completed, WABCO will be an independent public company.

No vote of American Standard shareholders is required in connection with this distribution. We are not asking you for a proxy and you are requested not to send us a proxy. American Standard shareholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their American Standard common stock or take any other action in connection with the distribution.

All of the outstanding shares of our common stock are currently owned by American Standard. Accordingly, there currently is no public trading market for our common stock. We intend to file an application to list our common stock under the ticker symbol “WBC” on the New York Stock Exchange. Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that “regular-way” or normal trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 16 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of WABCO Holdings Inc. or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2007.

This information statement was first mailed to American Standard shareholders on or about                     , 2007.

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from American Standard and the distribution of our common stock by American Standard to its shareholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of the WABCO businesses of American Standard, which are comprised of the assets and liabilities used in managing and operating the Vehicle Control Systems business of American Standard, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Except as otherwise indicated or unless the context otherwise requires, “WABCO,” “WABCO Holdings Inc.,” “we,” “us,” “our” and “our company” refer to WABCO Holdings Inc. and its combined subsidiaries and “American Standard Companies Inc.” and “American Standard” refer to American Standard Companies Inc. and its combined subsidiaries. Except as otherwise indicated or unless the context otherwise requires, “share,” “stock” and “common stock” refer to the common stock, par value $.01, of WABCO Holdings Inc., and “shareholder” and “stockholder” refer to holders of common stock, par value $.01, of WABCO Holdings Inc.

Our Company

WABCO is a leading provider of electronic and electromechanical products for commercial vehicle and passenger car markets. WABCO’s largest-selling products are pneumatic anti-lock braking systems (ABS), electronic braking systems (EBS), automated manual transmission systems, air disk brakes and a large array of conventional mechanical products such as actuators, air compressors and air control valves for heavy- and medium-sized trucks, trailers and buses. Based on internal estimates, WABCO’s products are included in approximately two out of three commercial vehicles with advanced vehicle control systems and offered in sophisticated, niche applications in cars and sport utility vehicles (SUVs). In 2006, WABCO had $2.015 billion in sales and $137.8 million of net income.

WABCO sells its products globally and primarily to four groups of customers: truck and bus manufacturers (OEMs), trailer OEMs, aftermarket distributors of replacement parts and services, and car manufacturers. WABCO has a strong portfolio of electronically controlled products and systems. The electronics content in commercial vehicles has been increasing steadily with each successive platform introduction, as OEMs strive to improve safety and performance through additional functionalities, to meet evolving regulatory safety standards. WABCO has demonstrated sales growth over the past 5 years of an approximately 16% compound annual growth rate (CAGR), or an approximately 8% CAGR excluding the impact of currency exchange rates (using a 1.25 Euro/dollar reference rate), which exceeds industry truck builds in its largest markets.

Our Strengths

WABCO has a strong competitive position attributable to a number of factors, including:

•	Systems expertise with in-depth technical knowledge and capabilities to support the development of advanced technology applications.

•	Over 800 employees dedicated to developing new products, components and systems as well as supporting and enhancing current applications.

•

Strong relationships with customers who often collaborate with WABCO to design their next generation platforms and applications. Given the importance of technological leadership, vehicle life-cycle expertise, and reputation for quality and reliability, WABCO’s customer relationships are longstanding and experience minimal churn.

•

A global footprint, with Europe representing 74% of revenues and the remainder coming primarily from the Americas and Asia. WABCO also has a global supply chain organization and an integrated global sourcing and manufacturing strategy with over 40% of its manufacturing workforce located in low cost countries.

•

A demonstrated ability to maintain high margins and growth through business cycles due to the high technological content and sophistication of its products, its stable and growing aftermarket demand, and growth driven by continually improving safety and regulatory standards.

Our Strategy

WABCO seeks to deliver consistent and profitable growth by employing four key strategies: technology innovation, geographic expansion, aftermarket growth and opportunistic automotive applications of our products and systems.

WABCO continues to drive growth by utilizing its industry-leading expertise in developing electronically controlled systems, including braking, transmission automation, air suspension and air management systems. This involves expanding its product portfolio by introducing new offerings and functionality, and by improving the penetration of recently launched products, systems and services. Examples of technologies first introduced by WABCO for commercial vehicles include: anti-lock braking systems (ABS), electronically controlled air suspension (ECAS) systems, automated manual transmission controls, and electronic stability control (ESC) systems.

WABCO continues to expand in high growth markets in Eastern Europe, China and India. In Eastern Europe, WABCO has been manufacturing products since 2001. The market in Eastern Europe has been experiencing rapid growth and WABCO has established relationships with local customers. WABCO has operated in China since 1996 and is the leading provider of ABS systems in the country, with a strong brand and established relationships. WABCO currently participates in India through a joint venture with TVS Group (Sundaram-Clayton Ltd.), which sells primarily conventional products.

WABCO uses joint venture partners globally to expand and enhance our access to customers. In North America, WABCO markets ABS and other vehicle control products through its 50 percent-owned joint venture with Arvin Meritor Automotive Inc. (Meritor WABCO). Also in North America, WABCO partners with Cummins Engine Co. in a 70 percent-owned joint venture (WABCO Compressor Manufacturing Co.) focused on production of WABCO-designed compressors. In China, WABCO owns 70 percent of a joint venture with Mingshui Automotive Fitting Factory (MAFF) that provides conventional mechanical products to the local market. In Japan, WABCO owns 90 percent of a joint venture with Sanwa-Seiki that distributes WABCO’s products in the local market. In India, WABCO has a minority equity investment in a joint venture with TVS Group (39%) (Sundaram-Clayton Ltd.). Finally, in South Africa, WABCO has a 49 percent ownership joint venture with Sturrock & Robson Ltd (WABCO SA), a distributor of braking systems products.

The aftermarket accounts for approximately 22% of WABCO’s sales and is a key area of growth as the increasing number of trucks in use that have WABCO’s products (many of which are proprietary) drives demand for replacement parts and services, generating recurring revenues at relatively stable margins.

WABCO sells electronic air suspension systems and vacuum pumps for select applications in passenger cars. Electronic air suspension systems are a feature used primarily in SUVs and passenger vehicles and represent a market that is growing at attractive rates.

The Separation

Overview

On February 1, 2007, American Standard, an $11.2 billion global manufacturer, announced its intention to pursue a plan to separate its three principal operating businesses by spinning off its Vehicle Control Systems business and selling its Bath and Kitchen business, with the Air Conditioning Systems and Services business remaining with American Standard. We expect the distribution of WABCO common stock to occur on                 , 2007 by way of a pro rata dividend to American Standard shareholders. The distribution of WABCO common stock is not conditioned on the sale of the Bath and Kitchen business.

Before our separation from American Standard, we will enter into a Separation and Distribution Agreement and several other agreements with American Standard to effect the separation and distribution and provide a framework for our relationships with American Standard after the separation. These agreements will govern the relationships between us and American Standard subsequent to the completion of the separation plan and provide for the allocation between us and American Standard of American Standard’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from American Standard. See “Certain Relationships and Related Party Transactions.”

American Standard’s Board believes that the separation of its three principal operating businesses is the best way to enhance the value of American Standard’s businesses, which the American Standard Board believes have not been fully recognized by the investment community. The separation plan should allow WABCO and American Standard to maintain a sharper focus on their core business and growth opportunities, as well as increase market recognition, improve capital flexibility and increase our ability to attract, retain and motivate qualified personnel. See “The Separation—Reasons for the Separation.”

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution.”

We are a newly formed holding company that will, prior to the distribution, hold the assets and liabilities of American Standard’s Vehicle Control Systems business as a result of an internal reorganization implemented by American Standard. WABCO Holdings Inc. will be headquartered in Brussels, Belgium, with executive offices in Piscataway, New Jersey. Our general telephone number is             . We maintain an Internet site at www.            .com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Questions and Answers about WABCO Holdings Inc. and the Separation

Why is the separation of WABCO structured as a distribution?

American Standard believes that a tax-free distribution of shares of WABCO is a tax-efficient way to separate American Standard’s businesses in a manner that will create benefits and value for us and American Standard and long-term value for American Standard shareholders.

How will the separation of WABCO work?

The separation will be accomplished through a series of transactions in which (1) the equity interests of the entities that hold assets and liabilities of American Standard’s Vehicle Control Systems business will be transferred to WABCO, (2) other assets and liabilities will be assigned to or assumed by WABCO and (3) the common stock of WABCO will then be distributed by American Standard to its shareholders on a pro rata basis.

When will the distribution occur?	We expect that American Standard will distribute the shares of WABCO common stock on , 2007 to holders of record of American Standard common stock on , 2007, the record date.

What do shareholders need to do to participate in the distribution?

Nothing, but we urge you to read this entire document carefully. Shareholders who hold American Standard common stock as of the record date will not be required to take any action to receive WABCO common stock in the distribution. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of American Standard common stock or take any other action to receive your shares of our common stock. If you own American Standard common stock as of the close of business on the record date, American Standard, with the assistance of The Bank of New York, the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. The Bank of New York will mail you a book-entry account statement that reflects your shares of WABCO common stock, or your bank or brokerage firm will credit your account for the shares. If you sell shares of American Standard common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of WABCO common stock in the distribution. Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of WABCO common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Can American Standard decide to cancel the distribution of the common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution.” American Standard, in its sole discretion, may amend, modify or abandon the distribution at any time prior to the distribution date.

Does WABCO plan to pay dividends?

WABCO expects to pay dividends, but only if and to the extent declared by our Board of Directors and permitted by applicable law. All decisions regarding the declaration and payment of dividends will be at the sole discretion of our Board and will be evaluated from time to time in light of our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board of Directors deems relevant. See “Dividend and Share Repurchase Policy.”

Will WABCO undertake a share repurchase program?

WABCO expects to undertake share repurchases to return value to shareholders. However, such a program will be undertaken only if, and to the extent, authorized by our Board of Directors. All decisions regarding share repurchases will be at the sole discretion of our Board and will be evaluated from time to time in light of our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements (including compliance with the IRS private letter ruling), regulatory constraints, industry practice and other factors that our Board of Directors deems relevant. See “Dividend and Share Repurchase Policy.”

Will WABCO have any debt?

It is expected that we will be prudently and conservatively capitalized, with a minimal level of debt. We expect to draw on as needed our new primary bank facility of $800 million to fund potential repurchases of our shares and to meet short-term requirements. Additionally, the facility may be used to pay a fine or provide a bank guarantee that will be required pursuant to a decision relating to the European Commission investigation matter, as further described under the heading “Business—Legal Proceedings—The European Commission Investigation.” We are also in the process of establishing a credit facility in the amount of $20 million for our China operations, which will be drawn upon in local currency and used for general corporate purposes. The credit facility relating to our China operations is expected to be available and drawn upon prior to the separation.

For additional information relating to our planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Material Indebtedness.”

What will the separation costs be?

The separation costs are currently estimated at $57.5-$61.5 million, which will be made up of the following items: (i) $8.7 million of fair value in connection with stock options and restricted stock units that will be issued to certain WABCO employees, the CEO and the Board of Directors at the distribution date (which amount includes a $6 million founders’ grant consisting of stock options and restricted stock units for certain WABCO employees, $2.2 million in a combination of a founder’s grant and an initial equity award grant consisting of stock options and restricted stock units for the CEO, and $0.5 million in restricted stock units to the Board of Directors), (ii) $6 million relating to a loss pursuant to the early redemption provisions of the long-term Euro denominated bond purchase agreement based on current market interest rates (the bonds were redeemed on April 30, 2007), (iii) $37.8 million associated with incremental tax costs in connection with the legal reorganization of American Standard prior to and in connection with the WABCO separation, (iv) $2-$4 million of costs relating to IT infrastructure and (v) $3-$5 million of other separation related costs, which would include employee retention and relocation, insurance costs, new branding costs, and other similar costs. This is our best estimate for the separation costs and the actual costs may differ from this estimate.

Of the $57.5-$61.5 million of separation costs, approximately $8.7 million would not have to be funded with cash as the item relates to equity instruments (combination of stock options and restricted stock units). The cost of $6 million associated with the early redemption of the bonds will be paid out of American Standard operating cash flow prior to the distribution. The remaining costs expected to be incurred will be paid out of our operating cash flow at the time payments become due. Of the $57.5-$61.5 million of anticipated separation costs, approximately $37.8 million is related to incremental tax costs. In connection with these incremental taxes, it is expected that WABCO will incur a charge to the income statement of $8.5 million. Transaction related costs for legal, accounting, and advisory services will be the responsibility of American Standard and have not been included in the estimate above.

What are the U.S. federal income tax consequences of the distribution to American Standard shareholders?

Assuming the distribution qualifies as tax-free under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of our common stock pursuant to the distribution. You generally will recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock. The distribution is conditioned upon American Standard’s receipt of a private letter ruling from the Internal Revenue Service (the “IRS”) substantially to the effect that the distribution qualifies as tax free for U.S. federal income tax purposes under Section 355 of the Code, as amended. We submitted a request to the IRS for such private letter ruling on March 15, 2007. The distribution is also conditioned upon the receipt by American Standard of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to American Standard, substantially to the effect that the distribution will qualify as tax-free to American Standard shareholders under Section 355 of the Code. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

How will I determine the tax basis I will have in the WABCO shares I receive in the distribution?

Shortly after the distribution is completed, American Standard will provide U.S. taxpayers with information to enable them to compute their tax bases in both American Standard and WABCO shares and other information they will need to report their receipt of WABCO common stock on their 2007 U.S. federal income tax returns as a tax-free transaction. Generally, your aggregate tax basis in the stock you hold in American Standard and WABCO shares received in the distribution (including any fractional share interest in WABCO common stock for which cash is received) will equal your tax basis in your American Standard common stock immediately before the distribution, allocated between the American Standard common stock and WABCO common stock (including any fractional share interest of WABCO common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will the relationships between American Standard and WABCO be following the separation?

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with American Standard to effect the separation and provide a framework for our relationships with American Standard after the separation. These agreements will govern the relationships between us and American Standard subsequent to the completion of the separation plan and provide for the allocation between us and American Standard of American Standard’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from American Standard. See “Certain Relationships and Related Party Transactions.”

Will I receive physical certificates representing shares of WABCO common stock following the separation?

No. Following the separation, neither American Standard nor WABCO will be issuing physical certificates representing shares of WABCO common stock. Instead, American Standard, with the assistance of The Bank of New York, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

The Bank of New York will mail you a book-entry account statement that reflects your shares of WABCO common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my American Standard common stock or my WABCO common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither American Standard nor WABCO makes any recommendations on the purchase, retention or sale of shares of American Standard common stock or the WABCO common stock to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your American Standard common stock or the WABCO common stock you will receive in the distribution or both.

Where will I be able to trade shares of WABCO common stock?

There is not currently a public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “WBC.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date. See “The Separation—Market for Common Stock” and “The Separation—Trading Between the Record Date and the Distribution Date” for a description of the terms “regular-way,” “ex-distribution” and “when-issued.”

Will the number of American Standard shares I own change as a result of the distribution?	No. The number of shares of American Standard common stock you own will not change as a result of the distribution.

What will happen to the listing of American Standard common stock?

Nothing. Immediately after the distribution of WABCO common stock, American Standard common stock will continue to be traded on the NYSE under the symbol “ASD.” American Standard expects that, at an appropriate time following the completion of the separation plan, it will change its name to Trane and obtain a new ticker symbol to more appropriately reflect its continuing operations in the Air Conditioning Systems and Services business.

Will the distribution affect the market price of my American Standard shares?

Yes. As a result of the distribution, we expect the trading price of shares of American Standard common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Vehicle Control Systems business. Furthermore, until the market has fully analyzed the value of American Standard without the Vehicle Control Systems business, the price of American Standard shares may fluctuate significantly. In addition, although American Standard believes that over time following the separation, the common stock of it and WABCO should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if American Standard were to remain under its current configuration, there can be no assurance, and thus the combined trading prices of American Standard common stock and WABCO common stock after the distribution may be equal to or less than the trading price of shares of American Standard common stock before the distribution.

Are there risks to owning WABCO common stock?

Yes. Our business is subject to both general and specific risks relating to our business, our relationship with American Standard and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 16. We encourage you to read that section carefully.

Where can American Standard shareholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

American Standard Companies Inc.
Investor Relations
One Centennial Avenue
P.O. Box 6820
Piscataway, New Jersey 08855
(732) 980-6000
www.americanstandard.com

After the separation, if you have any questions relating to our common stock, you should contact:

WABCO Holdings Inc.
Investor Relations
One Centennial Avenue
Piscataway, New Jersey 08855

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

The Bank of New York
Shareholder Relations
P.O. Box 11258
New York, NY 10286-1258
1-800-524-4458
www.stockbny.com

Summary of the Separation

The following is a summary of the material terms of the separation and other related transactions. See “The Separation” for a more detailed description of the matters described below.

Distributing company	American Standard Companies Inc. After the distribution, American Standard will not own any shares of our common stock.

Distributed company

WABCO Holdings Inc., a Delaware corporation and a wholly owned subsidiary of American Standard, was formed to hold all of the assets and liabilities of American Standard’s Vehicle Control Systems business. After the distribution, WABCO will be an independent public company.

Distribution ratio

Each holder of American Standard common stock will receive one share of our common stock (and a related preferred stock purchase right) for every three shares of American Standard common stock held on                     , 2007, the record date. Cash will be distributed in lieu of fractional shares, as described below.

Distributed securities

All of the shares of WABCO common stock owned by American Standard, which will be 100% of our common stock outstanding immediately prior to the distribution. Based on the approximately                  shares of American Standard common stock outstanding on                     , 2007 and applying the distribution ratio of one share of WABCO common stock for every three shares of American Standard common stock, approximately      million shares of our common stock will be distributed to American Standard shareholders who hold American Standard common stock as of the record date. The number of shares that American Standard will distribute to its shareholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock, as described below.

Our Board of Directors is expected to adopt a shareholder rights plan prior to the distribution date. The shareholder rights plan is designed to protect our shareholders from coercive or otherwise unfair takeover tactics. You will receive one preferred stock purchase right for every share of WABCO common stock you receive in the distribution. Unless the context otherwise requires, references herein to our common stock include the related preferred stock purchase rights. See “Description of Capital Stock—Rights Plan.”

Fractional shares

American Standard will not distribute any fractional shares of our common stock to its shareholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Record date	The record date for the distribution is the close of business on , 2007.

Distribution date	The distribution date is , 2007.

Distribution

On the distribution date, American Standard, with the assistance of The Bank of New York, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of American Standard common stock or take any other action to receive your shares of our common stock. If you sell shares of American Standard common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of WABCO common stock in the distribution. Registered shareholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of WABCO common stock be transferred to a brokerage or other account at any time, without charge. Beneficial shareholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution

The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by American Standard of the following conditions, among other conditions described in this information statement:

•

the Securities and Exchange Commission (“SEC”) shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order relating to the registration statement is in effect;

•

all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•

American Standard has received a private letter ruling from the IRS and an opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of these conditions does not create any obligation on American Standard’s part to effect the distribution, and American Standard, in its sole discretion, may amend, modify or abandon the distribution at any time prior to the distribution date.

Stock exchange listing

We intend to file an application to list our shares of common stock on the NYSE under the ticker symbol “WBC.” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date.”

Transfer agent	The Bank of New York
Shareholder Relations
P.O. Box 11258
New York, NY 10286-1258
1-800-524-4458
www.stockbny.com

Indebtedness	At the time of distribution, WABCO is expected to have a minimal level of debt.

For additional information relating to our planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Risks relating to ownership of our common stock and the distribution

Our business is subject to both general and specific risks and uncertainties relating to our business, our relationship with American Standard and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 16 in this information statement.

Tax considerations

Assuming the distribution qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, no gain or loss will be recognized by a shareholder, and no amount will be included in the income of a shareholder, upon the receipt of shares of our common stock pursuant to the distribution. However, a shareholder will generally recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Certain Agreements with American Standard

Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with American Standard to effect the separation and distribution and provide a framework for our relationships with American Standard after the separation. These agreements will govern the relationships between us and American Standard subsequent to the completion of the separation plan and provide for the allocation between us and American Standard of American Standard’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from American Standard. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions.”

Summary Financial and Other Data and Summary Pro Forma Financial Information

Set forth below are summary financial and other data for each of the three fiscal years in the period ended December 31, 2006 and the three months ended March 31, 2007 and 2006. Except with respect to pro forma shares and per share amounts, the combined consolidated balance sheet data as of December 31, 2006 and 2005 and the combined consolidated statement of operations data for each of the three fiscal years in the period ended December 31, 2006 have been derived from our audited financial statements included elsewhere in this information statement. The combined consolidated balance sheet data as of March 31, 2007 and the combined consolidated statement of operations data for the three months ended March 31, 2007 and 2006, have been derived from our unaudited combined condensed financial statements included elsewhere in this information statement. The financial statements reflect transactions with American Standard and its affiliates on the basis determined by American Standard. You should read the information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this information statement.

The historical financial data includes all costs of WABCO’s business. For all periods presented, these costs include the allocation of certain corporate expenses from American Standard. We believe that these allocations were made on a reasonable basis. Although the financial statements may not necessarily reflect WABCO’s results of operations, financial position and cash flows in the future, management believes the differences between amounts presented and what its results of operations, financial position and cash flows would have been had WABCO been a standalone company during the periods presented would not be material.

	Three Months Ended March 31,		Fiscal Years Ended December 31,
(dollars in millions)	2007	2006	2006	2005	2004
Combined Consolidated Statement of Operations Data:
Sales	$558.8	$479.9	$2,015.2	$1,831.0	$1,723.8
Costs, expenses other (income)/expense:
Cost of sales	406.1	341.3	1,463.5	1,312.5	1,252.4
Selling and administrative expenses	68.7	63.3	255.0	233.5	212.7
Product engineering	21.3	17.9	72.2	73.5	66.2
Equity in net (income) of unconsolidated joint ventures	(4.8)	(7.1)	(23.3)	(24.5)	(20.2)
Other expense, net	4.1	2.1	10.8	5.4	0.1
Net interest expense/(income)—related party	0.4	0.5	6.2	(6.0)	(5.4)
Interest expense	2.0	0.5	5.1	3.9	3.4

	497.8	418.5	1,789.5	1,598.3	1,509.2

Income before income taxes	61.0	61.4	225.7	232.7	214.6
Income taxes	20.9	20.8	87.9	87.4	23.2

Net income	$40.1	$40.6	$137.8	$145.3	$191.4

(in millions, except per share amounts)	2007	2006	2006	2005	2004
Pro forma net income per common share
Basic	$0.60	$0.61	$2.05	$2.17	$2.85
Diluted	$0.58	$0.59	$2.00	$2.11	$2.77
Pro forma common shares outstanding (a)
Basic	67.1	67.1	67.1	67.1	67.1
Diluted	69.0	69.0	69.0	69.0	69.0

	As of March 31,	As of December 31,
(dollars in millions)	2007	2006	2005
Combined Consolidated Balance Sheet Data (at end of period):
Cash	$31.6	$34.8	$39.9
Total Assets	$1,348.3	$1,276.9	$1,095.4
Long-term debt	$65.9	$57.3	$37.2
Total Owners’ Net Investment	$310.2	$315.2	$310.8

(a)	The pro forma number of common shares outstanding for basic and diluted earnings per share was determined by applying the distribution ratio of one share of WABCO common stock for every three shares of American Standard common stock outstanding and including the effect of dilutive American Standard common stock equivalents as of March 31, 2007. As of March 31, 2007, there were no outstanding common stock equivalents that were excluded from the diluted pro forma net income per common share calculation.

The following table sets forth pro forma financial information for the three months ended March 31, 2007, which has been derived from our historical financial statements as of such dates and for such period, and giving pro forma effect to the distribution, as if these transactions occurred as of January 1, 2006 for the pro forma statement of operations data for the three months ended March 31, 2007 and as of March 31, 2007 for the pro forma balance sheet data as of March 31, 2007. The table also sets forth pro forma financial information for the year ended December 31, 2006, which has been derived from our historical financial statements for such period, after giving pro forma effect to the distribution, as if these transactions occurred as of January 1, 2006 for the pro forma statement of operations data for the year ended December 31, 2006.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to the unaudited pro forma financial statements included elsewhere in this information statement for a discussion of how the adjustments are presented in the pro forma financial statements. The summary pro forma financial information is for illustrative and informational purposes only and is not intended to represent, or be indicative of, what our financial position and results of operations would have been had the separation and distribution and related transactions occurred on the dates indicated. The summary pro forma financial information also should not be considered representative of our future results of operations or financial position.

	Three Months Ended March 31, 2007	Fiscal Year Ended December 31, 2006
Pro Forma Condensed Combined Consolidated Statement of Operations Data (dollars in millions)
Net sales	$558.8	$2,015.2
Income before income taxes	$63.2	$237.6
Net income	$41.6	$145.4

(in millions, except per share amounts)	2007	2006
Pro forma net income per common share
Basic	$0.62	$2.17
Diluted	$0.60	$2.11
Pro forma common shares outstanding (a)
Basic	67.1	67.1
Diluted	69.0	69.0

As of March 31, 2007
Pro Forma Condensed Combined Consolidated Balance Sheet Data (dollars in millions)
Cash	$31.6
Total assets	$1,498.7
Long-term debt	$25.9
Total Owners’ Net Investment	$489.9

(a)	The pro forma number of common shares outstanding for basic and diluted earnings per share was determined by applying the distribution ratio of one share of WABCO common stock for every three shares of American Standard common stock outstanding and including the effect of dilutive American Standard common stock equivalents as of March 31, 2007. As of March 31, 2007, there were no outstanding common stock equivalents that were excluded from the diluted pro forma net income per common share calculation.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the separation and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

Our sales could decline due to macro-economic factors, cyclicality of the industry, regulatory changes and other factors outside of our control.

Changes in economic conditions, cyclical downturns in our industry, regulatory changes impacting the purchasing patterns of commercial vehicles, and changes in the local economies of the countries or regions in which we sell our products, such as changes in consumer confidence, increases in interest rates and increases in unemployment, could affect demand for our products, which could negatively affect our business and results of operations.

Demand for new trucks and buses in the markets in which we operate has a significant impact on our sales. In the last few years, heavy truck and bus production has increased in our largest market (Western Europe). In 2006, Western Europe accounted for approximately 42% of our total sales, and North America accounted for approximately 11% of our total sales. Adverse economic conditions in our markets, particularly in Western Europe, and other factors may cause our customers to reduce truck and bus production, which could have an adverse effect on our results of operations and financial condition. Demand in our North American market is estimated to decline by approximately 40% for Class 8 heavy duty commercial vehicles in 2007 due primarily to higher 2006 production and sales of such vehicles in advance of changes in engine emissions regulations in the United States which took effect in 2007. We anticipate that the impact of this expected downturn in North America will be offset by growth in content and increased production in other parts of the world. Further, our performance is influenced by the number of “miles driven” by users of commercial vehicles. As commercial truck and bus fleets continue to be used for longer periods of time, sales to OEM customers could soften as purchases of new vehicles for fleets are delayed.

Our exposure to exchange rate fluctuations on cross border transactions and the translation of local currency results into U.S. dollars could negatively impact our results of operations.

We conduct business through subsidiaries in many different countries, and fluctuations in currency exchange rates have a significant impact on the reported results of our operations, which are presented in U.S. dollars. In 2006, approximately 89% of our combined sales occurred outside of the United States. A significant and growing portion of our products are manufactured in lower-cost locations and sold in various countries. Cross border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Accordingly, significant changes in the exchange rates of the Euro, U.S. dollar and other applicable currencies could cause fluctuations in the reported results of our operations that could negatively affect our results of operations. Additionally, our results of operations are translated into U.S. dollars for reporting purposes. The strengthening or weakening of the U.S. dollar could result in favorable or unfavorable translation effects as the results of foreign locations are translated into U.S. dollars. We do not hedge any of our foreign exchange exposures. Foreign currency exchange effects in 2006 reduced our net income by approximately $2 million.

We are subject to general risks associated with our foreign operations.

In addition to the currency exchange risks inherent in operating in many different foreign countries, there are other risks inherent in our international operations.

The risks related to our foreign operations that we more often face in the normal course of business include:

•	Changes in non-U.S. tax law, increases in non-U.S. tax rates and the amount of non-U.S. earnings relative to total combined earnings could change and impact our combined tax rate;

•	Foreign earnings may be subject to withholding requirements or the imposition of tariffs, price or exchange controls, or other restrictions, including restrictions on repatriation of earnings;

•	General economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries; and

•

We may have difficulty complying with a variety of foreign laws and regulations, some of which may conflict with United States law, and the uncertainty created by this legal environment could limit our ability to effectively enforce our rights in certain markets.

The ability to manage these risks could be difficult and may limit our operations and make the manufacture and distribution of our products internationally more difficult, which could negatively affect our business and results of operations.

If we are unable to obtain component parts or obtain them at reasonable price levels, our ability to maintain existing sales margins may be affected.

We purchase a broad range of materials and components throughout the world in connection with our manufacturing activities. Major items include electronic components and parts containing aluminum, steel, copper, zinc, rubber and plastics. The cost of components and parts, and the raw materials used therein, represents a significant portion of our total costs. Price increases of the underlying commodities may adversely affect our results of operations. Although we currently maintain alternative sources for components and parts, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain raw materials. The sudden inability of a supplier to deliver components or to do so at reasonable prices could have a temporary adverse effect on our production of certain products or the cost at which we can produce those products. Any change in the supply or price of raw materials could materially adversely affect our future business and results of operations.

If we are not able to maintain good relations with our employees, we could suffer work stoppages that could negatively affect our business and results of operations.

Employees located in our sites in Europe, Asia and South America are subject to collective bargaining, with internal company agreements or external agreements at the region or country level. These employees’ right to strike is typically protected by law and union membership is confidential information which does not have to be provided to the employer. Our U.S. facilities are non-union. We have maintained good relationships with our employees around the world and historically have experienced very few strikes. Any disputes with our employee base could result in work stoppages or labor protests, which could disrupt our operations. Any such labor disputes could negatively affect our business and results of operations.

We are dependent on key customers.

We rely on several key customers. For fiscal 2006, our top ten customers accounted for 56% of our sales, and our top three customers, accounted for approximately 15%, 9% and 8%, respectively, of our sales. This includes sales to our 50%-owned Meritor WABCO joint venture in North America. Many of our customers place orders for products on an as-needed basis and operate in cyclical industries and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. Such customer orders are dependent upon their markets and customers and may be subject to delays or cancellations. As a result of dependence on our key customers, we could experience a material adverse effect on our business and results of operations if any of the following were to occur:

•	the loss of any key customer, in whole or in part;

•	a declining market in which customers reduce orders or demand reduced prices; or

•	a strike or work stoppage at a key customer facility, which could affect both their suppliers and customers.

If there are changes in the environmental or other regulations that affect one or more of our current or future products, it could have a negative impact on our business and results of operations.

We are currently subject to various environmental and other regulations in the U.S. and internationally. A risk of environmental liability is inherent in our current and former manufacturing activities. Under certain environmental laws, we could be held jointly and severally responsible for the remediation of any hazardous substance contamination at our past and present facilities and at third party waste disposal sites and could also be held liable for damages to natural resources and any consequences arising out of human exposure to such substances or other environmental damage. While we have a number of proactive programs underway to minimize the impact of the production and use of our products on the environment and believe that we are in substantial compliance with environmental laws and regulations, we cannot predict whether there will be changes in the environmental regulations affecting our products.

Any changes in the environmental and other regulations which affect our current or future products could have a negative impact on our business if we are unable to adjust our product offering to comply with such regulatory changes. In addition, it is possible that we will incur increased costs as a result of complying with environmental regulations, which could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to product liability and warranty and recall claims, which may increase the costs of doing business and adversely affect our business, financial condition and results of operations.

We are subject to a risk of product liability or warranty claims if our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. While we maintain reasonable limits of insurance coverage to appropriately respond to such exposures, large product liability claims, if made, could exceed our insurance coverage limits and insurance may not continue to be available on commercially acceptable terms, if at all. We cannot assure you that we will not incur significant costs to defend these claims or that we will not experience any product liability losses in the future. In addition, if any of our designed products are or are alleged to be defective, we have been required to participate in recalls and exchanges of such products in the past and we may be in the future. In the past five years, our warranty expense has fluctuated between approximately 1.1% and 2.6% of sales on an annual basis. Individual quarters were above or below the annual averages. The future cost associated with providing product warranties and/or bearing the cost of repair or replacement of our products could exceed our historical experience and have a material adverse effect on our business, financial condition and results of operations.

We are required to plan our capacity well in advance of production and our success depends on having available capacity and effectively using it.

We principally compete for new business at the beginning of the development of our customers’ new products. Our customers’ new product development generally begins significantly prior to the marketing and production of their new products and our supply of our products generally lasts for the life of our customers’ products. Nevertheless, our customers may move business to other suppliers or request price reductions during the life cycle of a product. The long development and sales cycle of our new products, combined with the specialized nature of many of our facilities and the resulting difficulty in shifting work from one facility to another, could result in variances in capacity utilization. In order to meet our customers’ requirements, we may be required to supply our customers regardless of cost and consequently we may suffer an adverse impact on our operating profit margins and results of operations.

We must continue to make technological advances, or we may not be able to successfully compete in our industry.

We operate in an industry in which technological advancements are necessary to remain competitive. Accordingly, we devote substantial resources to improve already technologically complex products and to remain a leader in technological innovation. However, if we fail to continue to make technological improvements or our competitors develop technologically superior products, it could have an adverse effect on our operating results or financial condition.

We may be unable to secure and maintain access to debt markets on acceptable terms.

We have in place a bank credit facility that will be available to provide financing at separation, as further described in “Description of Material Indebtedness.” The ongoing cost of this facility or its renewal will be impacted by our financial performance as well as by market conditions. Adverse changes in these factors could increase our borrowing cost or limit our financial flexibility, which could impact our ability to maintain or grow our business.

Risks Relating to the Separation

We have no operating history as a separate public company and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•

Prior to our separation, our business was operated by American Standard as part of its broader corporate organization, rather than as an independent company. American Standard or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting, and human resource administration. Our historical and pro forma financial results reflect allocations of corporate expenses from American Standard for these and similar functions. These allocations may be more or less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from American Standard.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, American Standard will be contractually obligated to provide to us only those services specified in the Transition Services Agreement and the other agreements we enter into with American Standard in preparation for the separation. The Transition Services Agreement’s expiration date

will be                      from the date of our separation. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that American Standard previously provided to us that are not specified in the Transition Services Agreement or the other agreements. Also, upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances, we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if American Standard does not continue to perform effectively the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. Furthermore, after the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with American Standard.

The agreements related to our separation from American Standard, including the Separation and Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement, Employee Matters Agreement, Indemnification and Cooperation Agreement and the other agreements, were negotiated in the context of our separation from American Standard while we were still part of American Standard and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations between American Standard and us. See “Certain Relationships and Related Party Transactions.”

We will be responsible for certain of American Standard’s contingent and other corporate liabilities.

Under the Indemnification and Cooperation Agreement, the Separation and Distribution Agreement and the Tax Sharing Agreement, we will assume and be responsible for certain contingent liabilities related to American Standard’s business (including certain associated costs and expenses, whether arising prior to, at or after the distribution) and we may be required to indemnify American Standard for these liabilities. Among the contingent liabilities against which we will indemnify American Standard and certain of its subsidiaries and affiliates are liabilities associated with an investigation into alleged infringement of European Union competition regulations, certain non-U.S. tax liabilities and certain U.S. and non-U.S. environmental liabilities associated with certain non-WABCO American Standard entities.

See “We will indemnify American Standard and certain of its subsidiaries and affiliates against any fines associated with an investigation into alleged infringement of European Union competition regulations” and “Certain Relationships and Related Party Transactions—Agreements with American Standard” for a further discussion of these liabilities.

We will indemnify American Standard and certain of its subsidiaries and affiliates against any fines associated with an investigation into alleged infringement of European Union competition regulations.

As part of a multi-company investigation, American Standard and certain of its European subsidiaries engaged in the Bath and Kitchen business have been charged by the European Commission for infringements of European Union competition rules relating to the distribution of bathroom fixtures and fittings in a number of European countries. Pursuant to the Indemnification and Cooperation Agreement, WABCO and certain of our subsidiaries will be responsible for, and will indemnify American Standard and its subsidiaries (including certain subsidiaries formerly engaged in the Bath and Kitchen business) and their respective affiliates against any fines related to this investigation. See “Business—Legal Proceedings” for additional discussion of the procedural history, response, hearing and appeals process related to the European Commission investigation.

We expect that the European Commission’s investigation will result in the imposition of a fine, however we are unable to reasonably estimate the loss or range of loss that may result from this matter. If the Commission’s new fining guidelines, which are described in more detail in "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contingencies," were applied to the matter, the fine would be significant primarily due to the breadth of the allegations and alleged duration of the infringement. The European Commission regulations provide for a maximum fine equal to 10% of the parent company’s (i.e., American Standard’s) worldwide revenue attributable to all of its products for the fiscal year prior to the year in which the fine is imposed. The fine, however, is subject to a possible reduction for leniency as provided in the Commission’s leniency notice. Further, the effect, if any, of the spin-off of WABCO from American Standard and the sale of its Bath and Kitchen business on the calculation of such 10% liability cap is unclear. In any event, the fine imposed by the Commission could be material to WABCO’s operating results and cash flows for the year in which the liability would be recognized or the fine paid. See “Notes to Quarterly Financial Statements—Note 4. Warranties, Guarantees, Commitments and Contingencies—Contingencies—Litigation” for a more complete description of the European Union investigation, including a detailed description as to why we are unable to reasonably estimate a loss or range of loss at this time.

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of American Standard may create, or may create the appearance of, conflicts of interest.

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of American Standard may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with American Standard, certain of our executive officers, and some of our non-employee director nominees, own shares of American Standard common stock, options to purchase shares of American Standard common stock or other equity awards. The individual holdings of common stock, options to purchase common stock of American Standard or WABCO or other equity awards, may be significant for some of these persons compared to these persons’ total assets. Even though our Board of Directors will consist of a majority of directors who are independent from American Standard, and our executive officers who are currently employees of American Standard will cease to be employees of American Standard upon the separation, ownership by our directors and officers, after our separation, of common stock or options to purchase common stock of American Standard, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for American Standard than the decisions have for us.

If the distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code, then our shareholders, we or American Standard may be required to pay U.S. federal income taxes.

The distribution is conditioned upon American Standard’s receipt of a private letter ruling from the IRS substantially to the effect that the distribution qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code. Such ruling will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and American Standard make to the IRS. In rendering its ruling, the IRS also will rely on certain covenants that we and American Standard enter into, including the adherence by American Standard and us to certain restrictions on our future actions. If any of the representations or statements that we or American Standard make are, or become, inaccurate or incomplete, or if we or American Standard breach any of our covenants, the distribution might not qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code. Furthermore, the IRS will not rule on whether the distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based upon representations by American Standard that these conditions have been satisfied, and any inaccuracy in the representations could prevent American Standard from relying on the ruling.

The distribution is also conditioned on the receipt by American Standard of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to American Standard, substantially to the effect that the distribution will qualify as tax-free to American Standard, WABCO and American Standard shareholders under Section 355 and related provisions of the Code. The opinion will rely on the IRS private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by American Standard and us which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with this opinion.

Notwithstanding receipt by American Standard of the private letter ruling and opinion of counsel, the IRS could successfully assert that the distribution should be treated as a taxable transaction. If the distribution fails to qualify for tax-free treatment, then American Standard would recognize gain in an amount equal to the excess of (i) the fair market value of the our common stock distributed to the American Standard shareholders over (ii) American Standard’s tax basis in such common stock. Under the terms of the Tax Sharing Agreement, in the event the distribution were to fail to qualify as a tax-free reorganization and such failure was not the result of actions taken after the distribution by American Standard or any of its subsidiaries or shareholders, we would be responsible for all taxes imposed on American Standard as a result thereof. In addition, each American Standard shareholder who received our common stock in the distribution generally would be treated as having received a taxable distribution in an amount equal to the fair market value of our common stock received (including any fractional share sold on behalf of the shareholder), which would be taxable as a dividend to the extent of the shareholder’s ratable share of American Standard’s current and accumulated earnings and profits (as increased to reflect any current income including any gain recognized by American Standard on the taxable distribution). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the American Standard shareholder’s tax basis in its American Standard stock, with any remaining amount being taxed as capital gain.

WABCO and American Standard might not be able to engage in desirable strategic transactions and equity issuances following the distribution.

WABCO’s and American Standard’s ability to engage in significant stock transactions could be limited or restricted after the distribution in order to preserve the tax-free nature of the distribution to American Standard. Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it would be taxable to American Standard (but not to American Standard shareholders) under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired directly or indirectly stock representing a 50% or greater interest, by vote or value, in the stock of either American Standard or WABCO. Current U.S. federal income tax law creates a presumption that the distribution would be taxable to American Standard, but not to its shareholders, if either WABCO or American Standard were to engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in WABCO’s or American Standard’s stock ownership during the four-year period that begins two years before the date of the distribution, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan. These rules may prevent WABCO and American Standard from entering into transactions which might be advantageous to their respective shareholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. Thus, even if the distribution were to qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code, if acquisitions of American Standard stock or WABCO stock after the distribution were to cause Section 355(e) of the Code to apply, American Standard would recognize taxable gain as described above, but the distribution would be tax-free to each American Standard shareholder (except for cash received in lieu of a fractional share of WABCO common stock).

The Tax Sharing Agreement includes covenants that WABCO shall not take actions that could cause the distribution to fail to qualify as a tax-free transaction, including, in certain cases, redeeming equity securities, selling or otherwise disposing of a substantial portion of its assets or acquiring businesses or assets with equity securities (or entering into negotiations or agreements with respect to such transactions), in each case, for a period of 24 months from the day after the distribution. WABCO, however, may undertake any such action if it first obtains the consent of ASD or an opinion of counsel or a private letter ruling that such action will not adversely affect any conclusion in the private letter ruling or opinion of counsel issued in connection with the distribution. Moreover, the Tax Sharing Agreement generally provides that we will be responsible for any taxes imposed on American Standard or WABCO as a result of the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code unless such failure is attributable to certain post-distribution actions taken by American Standard (including its subsidiaries) or its shareholders. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreements with American Standard—Tax Sharing Agreement.”

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•

our business profile and market capitalization may not fit the investment objectives of American Standard shareholders, especially shareholders who hold American Standard stock based on American Standard’s inclusion in the Standard & Poor’s 500 Index, as our common stock may not be included in the Standard & Poor’s 500 Index, and as a result, American Standard shareholders may sell our shares after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the cyclicality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Investors may have difficulty accurately valuing our common stock.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public vehicle control systems company exists that is directly comparable to our size, scale and product offerings. As such, investors may find it difficult to accurately value our common stock, which may cause our common stock price to trade below its true value.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of our common stock that American Standard distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our common stock following the separation, it is possible that some American Standard shareholders, including possibly some of our large shareholders, will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of American Standard common stock. To the extent our common stock is not included in these indices after the distribution, certain of these index funds will likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in WABCO may be diluted in the future.

Your percentage ownership in WABCO may be diluted in the future because of equity awards that have already been granted and that we expect will be granted to our directors and officers in the future. Prior to the separation and record date for the distribution, we expect American Standard will approve an Omnibus Incentive Plan, which will provide for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights, phantom equity awards and other equity-based awards to our directors, officers and other employees. In the future, we may issue additional equity securities, subject to limitations imposed by the Tax Sharing Agreement, in order to fund working capital needs, capital expenditures and product development, or to make acquisitions and other investments, which may dilute your ownership interest.

Our shareholder rights plan and provisions in our amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	a Board of Directors that is divided into three classes with staggered terms;

•	elimination of the right of our shareholders to act by written consent;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our Board to issue preferred stock without shareholder approval; and

•	limitations on the right of shareholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Capital Stock—Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law.”

We expect our Board to adopt a shareholder rights plan prior to the distribution which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a newly created series of junior preferred stock. The preferred stock purchase rights are triggered by the earlier to occur of (i) ten business days (or a later date determined by our Board of Directors before the rights are separated from our common stock) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of our outstanding common stock or (ii) ten business days (or a later date determined by our Board before the rights are separated from our common stock) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person. The issuance of preferred stock pursuant to the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. For a more detailed description of our rights plan, please see “Description of Capital Stock—Rights Plan.”

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our shareholders.

We cannot assure you that we will pay any dividends or repurchase shares.

While we currently expect to return value to our shareholders in the form of dividends, there can be no assurance that we will have sufficient surplus under Delaware law to pay any dividends. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in WABCO. This appreciation may not occur. Additionally, while we expect to return value to shareholders in the form of share repurchases, our ability to repurchase shares will be limited by available cash and surplus. Moreover, all decisions regarding the declaration and payment of dividends and share repurchases will be at the sole discretion of our Board and will be evaluated from time to time in light of our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “strategies,” “prospects,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expression or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•	changes in international or U.S. economic conditions, such as inflation, interest rate fluctuations, foreign exchange rate fluctuations or recessions in our markets;

•	unpredictable difficulties or delays in the development of new product technology;

•	pricing changes to our supplies or products or those of our competitors, and other competitive pressures on pricing and sales;

•	competition in our existing and future lines of business and the financial resources of competitors;

•	our failure to comply with regulations and any changes in regulations;

•	our failure to complete potential future acquisitions or to realize benefits from completed acquisitions;

•	our ability to access debt markets on a favorable basis;

•	our inability to implement our growth plan;

•	the loss of any of our senior management;

•	difficulties in obtaining or retaining the management and other human resource competencies that we need to achieve our business objectives;

•	labor relations;

•

risks inherent in operating in foreign countries, including exposure to local economic conditions, government regulation, currency restrictions and other restraints, changes in tax laws, expropriation, political instability and diminished ability to legally enforce our contractual rights;

•	our inability to operate effectively as a stand-alone, publicly traded company;

•	the actual costs of separation may be higher than expected;

•	the actual level of commercial vehicle production in our end-markets; and

•	periodic changes to contingent liabilities, including those associated with litigation matters, government investigations, environmental matters and tax matters.

Other factors not identified above, including the risk factors described in the “Risk Factors” section of this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made by us generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

THE SEPARATION

General

On February 1, 2007, American Standard announced its intention to pursue a plan to separate its three principal operating businesses by spinning off its Vehicle Control Systems business and selling its Bath and Kitchen business, with the Air Conditioning Systems and Services business remaining with American Standard.

In furtherance of this plan, on                     , 2007, the American Standard Board approved the distribution of all of the shares of our common stock held by American Standard to holders of American Standard common stock. In the distribution of the shares of our common stock, each holder of American Standard common stock will receive on                     , 2007, the distribution date, one share of our common stock (and a related preferred stock purchase right) for every three shares of American Standard common stock held at the close of business on the record date (excluding fractional shares), as described below. Following the distribution, American Standard shareholders will own 100% of our common stock.

You will not be required to make any payment, surrender or exchange your shares of American Standard common stock or take any other action to receive your shares of our common stock.

Furthermore, the distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Reasons for the Separation

American Standard believes that separating our business from American Standard is in the best interests of American Standard and its shareholders. The separation will provide the separated companies with certain opportunities and benefits that will enhance shareholder value. The following are some of the potential opportunities and benefits:

•

Greater Strategic Focus: WABCO’s business has little in common with American Standard’s other businesses in terms of customers, suppliers, technologies, manufacturing processes and distribution. The separation will allow each company to focus on its core business and growth opportunities, and it will provide management with increased flexibility to design and implement corporate policies and strategies based on the business characteristics of the particular company and the industry in which it operates.

•

Increased Market Recognition: Following separation, the investment community, including existing and prospective shareholders, rating agencies, analysts and other market participants, will be better able to evaluate the merits of each company and value their performance and potential. Although there can be no assurance, American Standard believes that over time following the separation this better understanding of the separated companies should lead to a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if WABCO were to remain a part of American Standard.

•

Improved Capital Flexibility and Access to Capital Markets: Historically, each company’s capital requirements have been satisfied as part of the wider corporate capital budgeting policies of American Standard. The proposed separation will eliminate internal competition for capital among businesses in different industries. Each company will have its own capital structure designed to meet its risk characteristics, investment needs and appropriate leverage requirements at any point in time, and WABCO’s new capital structure is expected to facilitate internal and external expansion (including the potential use of WABCO’s publicly traded stock as acquisition currency) that will be important to remain competitive in its industry. As an independent public company, WABCO will be able to directly access capital markets.

•

Increased Ability to Attract, Retain and Motivate Employees: The separation will permit the creation of WABCO equity securities, the value of which are expected to reflect more closely the efforts and performance of WABCO’s management. Such equity securities should enable WABCO to provide incentive compensation arrangements for its key employees that are directly related to the market performance of WABCO’s common stock, which should improve the ability of WABCO to attract, retain and motivate qualified personnel.

Neither we nor American Standard can assure you that, following the separation, any of these opportunities or benefits will be realized.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, American Standard organized WABCO Holdings Inc. as a Delaware corporation for the purpose of transferring to WABCO all of the assets and liabilities, including any entities holding assets and liabilities, associated with American Standard’s Vehicle Control Systems business.

The Number of Shares You Will Receive

For every three shares of American Standard common stock that you owned at the close of business on                     , 2007, the record date, you will receive one share of our common stock on the distribution date. American Standard will not distribute any fractional shares of our common stock to its shareholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by American Standard or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either American Standard or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

American Standard will distribute the shares of our common stock on                     , 2007, the distribution date. The Bank of New York, which currently serves as the transfer agent and registrar for American Standard’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own American Standard common stock as of the close of business on the record date, the shares of WABCO common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell shares of American Standard common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of WABCO common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of American Standard common stock and you are the registered holder of the American Standard shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. You should keep your physical stock certificates; you need not send your physical stock certificates to us or The Bank of New York. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact The Bank of New York at the address set forth on page 9 of this information statement.

Most American Standard shareholders hold their shares of American Standard common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your American

Standard common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

The Bank of New York, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, The Bank of New York will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. See “Material U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold American Standard common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your American Standard stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After our separation from American Standard, we will be a separate publicly traded company. Immediately following the distribution, we expect to have approximately      holders of record, based on the number of registered holders of American Standard common stock on                     , 2007, and approximately      million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of American Standard options, repurchase of shares and issuance of shares to American Standard employee benefit plans between the date the American Standard Board declares the dividend for the distribution and the record date for the distribution. Additionally, the number of shares to be distributed will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with American Standard to effect the separation and provide a framework for our relationships with American Standard after the separation. These agreements will govern the relationships between us and American Standard subsequent to the completion of the separation plan and provide for the allocation between us and American Standard of American Standard’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from American Standard.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

The distribution will not affect the number of outstanding shares of American Standard common stock or any rights of American Standard shareholders.

The separation costs are currently estimated at $57.5-$61.5 million, which will be made up of the following items: (i) $8.7 million of fair value in connection with stock options and restricted stock units that will be issued to certain WABCO employees, the CEO and the Board of Directors at the distribution date (which amount includes a $6 million founders’ grant consisting of stock options and restricted stock units for certain WABCO employees, $2.2 million in a combination of a founder’s grant and an initial equity award grant consisting of stock options and restricted stock units for the CEO, and $0.5 million in restricted stock units to the Board of Directors), (ii) $6 million relating to a loss pursuant to the early redemption provisions of the long-term Euro denominated bond purchase agreement based on current market interest rates (the bonds were redeemed in

April 30, 2007), (iii) $37.8 million associated with incremental tax costs in connection with the legal reorganization of American Standard prior to and in connection with the WABCO separation, (iv) $2-$4 million of costs relating to IT infrastructure and (v) $3-$5 million of other separation related costs, which would include employee retention and relocation, insurance costs, new branding costs, and other similar costs. This is our best estimate for the separation costs and the actual costs may differ from this estimate.

Of the $57.5-$61.5 million of separation costs, approximately $8.7 million would not have to be funded with cash as the item relates to equity instruments (combination of stock options and restricted stock units). The cost of $6 million associated with the early redemption of the bonds will be paid out of American Standard operating cash flow prior to the distribution. The remaining costs expected to be incurred will be paid out of our operating cash flow at the time payments become due. Of the $57.5-$61.5 million of anticipated separation costs, approximately $37.8 million is related to incremental tax costs. In connection with these incremental taxes, it is expected that WABCO will incur a charge to the income statement of approximately $8.5 million. Transaction related costs for legal, accounting, and advisory services will be the responsibility of American Standard and have not been included in the estimate above.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of material U.S. federal income tax consequences of the distribution. This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the distribution will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement. This summary does not purport to be a complete description of all federal income tax consequences of the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. tax laws other than those relating to income taxes on the distribution. The tax treatment of an American Standard shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in American Standard, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their American Standard stock as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received American Standard common stock upon the exercise of employee stock options or otherwise as compensation and non-U.S. shareholders) may be subject to special rules not discussed below. The summary assumes that the American Standard shareholders hold their American Standard common stock as capital assets within the meaning of Section 1221 of the Code.

Each shareholder is urged to consult its tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any state, local or foreign tax laws or U.S. tax laws other than those relating to income taxes and of changes in applicable tax laws.

The distribution is conditioned upon American Standard’s receipt of a private letter ruling from the IRS substantially to the effect that the distribution qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code. Such ruling will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and American Standard make to the IRS. In rendering the ruling, the IRS also will rely on certain covenants that we and American Standard enter into, including the adherence by American Standard and us to certain restrictions on our future actions. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the representations or statements that we or American Standard make are, or become, inaccurate or incomplete, or if we or American Standard breach any of our covenants, the distribution might not qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code. This distribution is also conditioned upon the receipt by American Standard of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to American Standard, substantially to the effect that distribution will qualify as tax-free to American Standard shareholders under Section 355 and related provisions of the Code.

The Distribution

Assuming that the distribution qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, the following describes material U.S. federal income tax consequences to us, American Standard and American Standard shareholders:

•

neither we nor American Standard will recognize any gain or loss upon the distribution of WABCO common stock and no amount will be includable in our income or that of American Standard as a result of the distribution other than taxable income or gain arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by American Standard under Treasury regulations relating to combined federal income tax returns;

•

an American Standard shareholder will not recognize income, gain, or loss as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•

an American Standard shareholder’s tax basis in such shareholder’s American Standard common stock and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such shareholder’s tax basis in its American Standard common stock immediately before the distribution, allocated between the American Standard common stock and our common stock (including any fractional share interest of our common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution;

•

an American Standard shareholder’s holding period for our common stock received in the distribution (including any fractional share interest of our common stock for which cash is received) will include the holding period for that shareholder’s American Standard common stock; and

•

an American Standard shareholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the American Standard shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its American Standard common stock exceeds one year.

U.S. Treasury regulations require each American Standard shareholder who receives our common stock in the distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, American Standard will provide to our shareholders, either directly or through our shareholders’ banks or brokerage firms, the information necessary to comply with this requirement.

Material U.S. Federal Income Tax Consequences if the Distribution Were Taxable

Notwithstanding receipt by American Standard of the private letter ruling and opinion of counsel, the IRS could assert successfully that the distribution was taxable and the above consequences would not apply and both American Standard and holders of American Standard common stock who received shares of our common stock in the distribution could be subject to tax, as described below. In addition, future events that may or may not be within American Standard’s or our control, including acquisitions of a significant portion of American Standard common stock or our common stock, could cause the distribution not to qualify as tax-free to American Standard and/or holders of American Standard common stock. Depending on the circumstances, we may be required to indemnify American Standard for some or all of the taxes and losses resulting from the distribution not qualifying as tax-free for U.S. federal income tax purposes under Section 355 of the Code. See “Certain Relationships and Related Party Transactions—Agreements with American Standard—Tax Sharing Agreement.”

If the distribution were to fail to qualify under Section 355 of the Code, then:

•

American Standard would recognize gain in an amount equal to the excess of the fair market value of WABCO common stock on the date of the distribution distributed to American Standard shareholders (including any fractional shares sold on behalf of the shareholder) over American Standard’s adjusted tax basis in our stock;

•

each American Standard shareholder who received our common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock (including any fractional shares sold on behalf of the shareholder) on the distribution date. That distribution would be taxable to the shareholder as a dividend to the extent of American Standard’s current and accumulated earnings and profits. Any amount that exceeded American Standard’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the American Standard shareholder’s tax basis in its American Standard common stock (which amounts would reduce such shareholder’s tax basis in its American Standard common stock), with any remaining amounts being taxed as capital gain;

•	certain shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends; and

•

a shareholder’s tax basis in our common stock received generally would equal the fair market value of WABCO common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the shareholder’s American Standard common stock would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to American Standard under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest by vote or value, in American Standard or us during the four-year period beginning on the date which is two years before the date of the distribution, as part of a plan or series of related transactions that includes the distribution. If such an acquisition of our stock or American Standard’s stock were to trigger the application of Section 355(e), American Standard would recognize taxable gain as described above, but the distribution would be tax-free to each American Standard shareholder.

In connection with the distribution, we and American Standard will enter into a Tax Sharing Agreement pursuant to which we each will agree to be responsible for certain liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify American Standard for any taxes that it and its subsidiaries incur if the distribution of our common stock by American Standard were to fail to qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code unless such failure is attributable to certain post-distribution actions taken by American Standard or any of its subsidiaries or shareholders. We also will be responsible for any taxes resulting from certain transactions undertaken prior to and in connection with the distribution of our common stock by American Standard unless such taxes arise as a result of certain actions by American Standard, its subsidiaries or its shareholders after the distribution. In addition, even if we were not contractually required to indemnify American Standard for tax liabilities if the distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes, we nonetheless could be legally liable under applicable tax law for such liabilities if American Standard were to fail to pay them. See “Certain Relationships and Related Party Transactions—Agreements with American Standard—Tax Sharing Agreement” for a more detailed discussion of the Tax Sharing Agreement.

The foregoing is a summary of material U.S. federal income tax consequences of the distribution under current law. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each American Standard shareholder should consult its tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. We intend to apply to list our common stock on the NYSE under the symbol “WBC.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in American Standard common stock: a “regular-way” market and an “ex-distribution” market. Shares of American Standard common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of American Standard common stock in the “regular- way” market up to and including through the distribution date, you will be selling your right to receive shares of WABCO common stock in the distribution. If you own shares of American Standard common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of American Standard common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to American Standard shareholders on the distribution date. If you owned shares of American Standard common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of American Standard common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on                 , 2007, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by American Standard:

•

the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement is in effect;

•

all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•

American Standard shall have received a private letter ruling from the IRS and a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligations on American Standard’s part to effect the distribution, and American Standard, in its sole discretion, may amend, modify or abandon the distribution at any time prior to the distribution date.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to American Standard shareholders who are entitled to receive shares of WABCO common stock in the distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither American Standard nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND AND SHARE REPURCHASE POLICY

We expect to return value to shareholders in the form of dividends and share repurchases, but only if and to the extent declared by our Board of Directors and permitted by applicable law. At separation, we will have an $800 million credit facility in place that will be available to repurchase shares and meet short-term requirements. The $800 million credit facility may also be used to pay a fine or provide a bank guarantee that will be required pursuant to a decision relating to the European Commission investigation matter as further described under the heading “Business—Legal Proceedings—The European Commission Investigation.” The declaration and payment of dividends and share repurchases will be at the sole discretion of our Board and will be evaluated from time to time in light of our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements (including compliance with the IRS private letter ruling), regulatory constraints, industry practice and other factors that our Board of Directors deems relevant. If we do declare a dividend or repurchase shares, there can be no assurance that we will continue to pay dividends or repurchase shares.

CAPITALIZATION

WABCO will have a financially conservative capital structure that will allow it to maintain flexibility as a stand alone company and support long-term business growth. WABCO is expected to have credit metrics consistent with investment grade credit ratings. Outstanding indebtedness as of March 31, 2007 includes Euro denominated long-term bonds as well as bank debt, capital leases and overdraft financing. We expect to draw on as needed our new primary bank facility of $800 million to fund potential repurchases of our shares and to meet short-term requirements. Additionally, the facility may be used to pay a fine or provide a bank guarantee that will be required pursuant to a decision relating to the European Commission investigation matter as further described under the heading “Business—Legal Proceedings—The European Commission Investigation.” We are also in the process of establishing a credit facility in the amount of $20 million for our China operations, which will be drawn upon in local currency and used for general corporate purposes. The credit facility relating to our China operations is expected to be available and drawn upon prior to the separation.

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included elsewhere herein, sets forth our combined capitalization as of March 31, 2007 on a historical basis, and on a pro forma basis reflecting elimination of long-term Euro denominated bonds.

	As of March 31, 2007
(dollars in millions)	Actual	Pro Forma
Cash and cash equivalents	$31.6	$31.6

Short term debt:	12.6	12.6
Long-term debt:
Euro 7.59% Guaranteed Senior Bonds due 2013	40.0	—
Bank borrowings and capital leases	25.9	25.9

Total long-term debt	65.9	25.9

Total Debt	78.5	38.5
Total Owners’ Net Investment/Shareowners’ Equity	310.2	489.9

Total capitalization	$388.7	$528.4

Notes:

The table does not include any anticipated drawdowns under the new credit facility of $800 million to fund potential repurchases of our shares, to meet short-term requirements, or to pay a fine or provide a bank guarantee in connection with the European Commission investigation, or the $20 million facility to fund operations in China. For a more detailed description, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

SELECTED FINANCIAL DATA

The following table presents our selected historical financial data and operating statistics. Except with respect to pro forma shares and per share amounts, the combined consolidated statement of income data for each of the years in the three-year period ended December 31, 2006 and the combined consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our audited financial statements included elsewhere herein. The condensed consolidated statement of income data for the three months ended March 31, 2007 and 2006, and the condensed consolidated balance sheet as of March 31, 2007 are derived from the unaudited financial statements included elsewhere herein. The combined consolidated statement of income data for the years ended December 31, 2003 and 2002 and the combined consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from the unaudited financial statements not included elsewhere herein. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information set forth herein.

The selected historical financial data and operating statistics presented below should be read in conjunction with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from American Standard. Refer to “Unaudited Pro Forma Financial Statements” for a further description of the anticipated changes.

	Three Months Ended March 31,		Year Ended December 31,
(in millions)	2007	2006	2006	2005	2004	2003	2002
Income Statement Data:
Sales	$558.8	$479.9	$2,015.2	$1,831.0	$1,723.8	$1,358.2	$1,057.1
Costs, expenses and other income:
Cost of Sales	406.1	341.3	1,463.5	1,312.5	1,252.4	972.3	767.6
Selling and administrative expenses	68.7	63.3	255.0	233.5	212.7	176.3	140.7
Product Engineering	21.3	17.9	72.2	73.5	66.2	63.5	52.3
Equity in net (income) of unconsolidated joint ventures	(4.8)	(7.1)	(23.3)	(24.5)	(20.2)	(19.4)	(18.2)
Other (Income) expense	4.1	2.1	10.8	5.4	0.1	17.4	9.2
Net interest expense/(income)—related party	0.4	0.5	6.2	(6.0)	(5.4)	(3.8)	(7.3)
Interest expense	2.0	0.5	5.1	3.9	3.4	3.0	0.4

	497.8	418.5	1,789.5	1,598.3	1,509.2	1,209.3	944.7

Income before income taxes	61.0	61.4	225.7	232.7	214.6	148.9	112.4
Income taxes(a)	20.9	20.8	87.9	87.4	23.2	36.6	30.6

Net Income	$40.1	$40.6	$137.8	$145.3	$191.4	$112.3	$81.8

	Three Months Ended March 31,		Year Ended December 31,
(in millions, except per share amounts)	2007	2006	2006	2005	2004	2003	2002
Pro forma net income per common share
Basic	$0.60	$0.61	$2.05	$2.17	$2.85	$1.67	$1.22
Diluted	$0.58	$0.59	$2.00	$2.11	$2.77	$1.63	$1.19
Pro forma common shares outstanding (b)
Basic	67.1	67.1	67.1	67.1	67.1	67.1	67.1
Diluted	69.0	69.0	69.0	69.0	69.0	69.0	69.0

	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Balance Sheet Data (at end of period):
Total assets	$1,348.3	$1,276.9	$1,095.4	$1,182.2	$1,017.1	$731.2
Total third party debt	$78.5	$75.2	$44.4	$54.7	$50.7	$10.8
Total Owners’ Net Investment	$310.2	$315.2	$310.8	$313.3	$256.2	$318.1

(a)	The income tax provision for 2006 included a $9.6 million charge related to adjustments of accruals for tax contingencies. This charge was partially offset by a $2.8 million benefit related to the reductions of tax contingencies and a $4.9 million benefit representing a true up of the foreign tax earnings under Section 965 of the American Jobs Creation Act of 2004.

The income tax provision for 2005 included benefits of $18.3 million from the resolution of tax audits and $4.5 million related to the impact of certain tax planning initiatives on prior tax years. Partially offsetting these benefits was a charge of $16 million associated with remitting foreign earnings under Section 965 of the American Jobs Creation Act of 2004. The combined effect of the net tax benefits that occurred in 2005, together with other ongoing tax planning activities, resulted in an effective income tax rate of 37.6% for the year.

Income taxes in 2004 included a $5.5 million benefit for the resolution of tax audits, a $7.1 million benefit relating to a reduction in withholding tax liabilities due to a decision not to distribute the earnings of certain foreign subsidiaries, and a $24.3 million benefit relating to changes in tax legislation. The combined effect of these tax benefits resulted in an effective tax rate of 10.8% in 2004.

(b)	The pro forma number of common shares outstanding for basic and diluted earnings per share was determined by applying the distribution ratio of one share of WABCO common stock for every three shares of American Standard common shares outstanding and including the effect of dilutive American Standard common stock equivalents as of March 31, 2007. As of March 31, 2007, there were no outstanding common stock equivalents that were excluded from the diluted pro forma net income per common share calculation.

For a comparative analysis of certain line items in the Income Statement Data and Balance Sheet Data section of this table, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which follows.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma financial information presented below has been derived from WABCO’s unaudited financial statements as of and for the three months ended March 31, 2007, and the audited financial statements for the year ended December 31, 2006. The pro forma adjustments and notes to the pro forma financial information give effect to the transactions described below. The unaudited pro forma financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and WABCO’s financial statements and notes related to those financial statements included elsewhere in this registration statement.

The unaudited pro forma statements of income for the three months ended March 31, 2007 have been prepared as if the transactions described below had occurred as of January 1, 2006. The unaudited pro forma statements of income for the year ended December 31, 2006 have been prepared as if the transactions described below had occurred as of January 1, 2006. The unaudited pro forma interim Balance Sheet as of March 31, 2007 has been prepared as if the transactions described below occurred on March 31, 2007. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent, or be indicative of, what WABCO’s results of operations or financial position would have been had the transactions contemplated by the separation and distribution and related transactions occurred on the dates indicated. The unaudited pro forma financial information also should not be considered representative of WABCO’s future results of operations or financial position.

The following unaudited pro forma financial statements have been adjusted to give effect to the following separation transactions, which are described in more detail in the notes to the unaudited pro-forma financial statements:

•	Termination of WABCO’s participation in American Standard’s receivable financing facilities.

•	Assumption of tax liabilities related to tax returns related to certain non-WABCO American Standard entities.

•	Elimination of intercompany interest expense associated with WABCO loans from American Standard.

•	Redemption of long-term Euro denominated bonds of $40.0 million and associated interest expense.

•	Issuance of founders’ grant to WABCO employees, founder’s grant and initial equity award to the CEO, and initial grant to Board of Directors.

•	Recording of incremental tax costs in connection with the legal reorganization undertaken in connection with the separation.

WABCO Holdings Inc.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

For the Three Months Ended March 31, 2007

(in millions)	Historical	Pro Forma Adjustments				Pro Forma
		(a)	(b)	(c)	(d)
Sales	$558.8					$558.8

Costs and expenses and other expense:
Cost of sales	406.1					406.1
Selling and administrative expenses	68.7				0.7	69.4
Product engineering	21.3					21.3
Equity in net (income) of unconsolidated joint ventures	(4.8)					(4.8)
Other expense, net	4.1	(1.8)				2.3
Net interest expense/(income)—related party	0.4		(0.4)			—
Interest expense	2.0			(0.7)		1.3

	497.8	(1.8)	(0.4)	(0.7)	0.7	495.6

Income before income taxes	61.0	(1.8)	(0.4)	(0.7)	0.7	63.2
Income taxes	20.9	0.6	0.1	0.2	(0.2)	21.6	(e)

Net income	$40.1	(1.2)	(0.3)	(0.5)	0.5	$41.6

Pro forma basic earnings per share (g)	$0.60					$0.62
Pro forma diluted earnings per share (g)	$0.58					$0.60

For the Year Ended December 31, 2006

(in millions)	Historical	Pro Forma Adjustments				Pro Forma
		(a)	(b)	(c)	(d)
Sales	$2,015.2					$2,015.2
Costs, expenses and other income:
Cost of sales	1,463.5					1,463.5
Selling and administrative expenses	255.0				2.9	257.9
Product engineering	72.2					72.2
Equity in income of unconsolidated joint ventures	(23.3)					(23.3)
Other expense, net	10.8	(5.7)				5.1
Net interest expense/(income)—related party	6.2		(6.2)			—
Interest expense	5.1			(2.9)		2.2

	1,789.5	(5.7)	(6.2)	(2.9)	2.9	1,777.6

Income before income taxes	225.7	(5.7)	(6.2)	(2.9)	2.9	237.6
Income taxes	87.9	2.1	2.2	1.0	(1.0)	92.2	(e)

Net income	$137.8	(3.6)	(4.0)	(1.9)	1.9	$145.4

Pro forma basic earnings per share (g)	$2.05					$2.17
Pro forma diluted earnings per share (g)	$2.00					$2.11

WABCO Holdings Inc.

UNAUDITED PRO FORMA BALANCE SHEET

As of March 31, 2007

(in millions)	Historical	Pro Forma Adjustments				Pro Forma
		(a)	(c)	(f)	(h)
ASSETS
Current assets:
Cash and cash equivalents	$31.6		46.0			$31.6
			(46.0)
Accounts receivable	223.3	169.5				392.8
Inventories	156.8					156.8
Future income tax benefits	14.5					14.5
Retained Interest in securitization program	19.1	(19.1)				—
Other current assets	53.1					53.1

Total current assets	498.4	150.4	—	—	—	648.8
Facilities, at cost, net of accumulated depreciation	298.5					298.5
Goodwill	348.1					348.1
Capitalized software costs, net of accumulated amortization—$71.5 in 2006	36.4					36.4
Long-term future income tax benefits	42.0					42.0
Investment in associated companies	85.4					85.4
Other assets	39.5					39.5

TOTAL ASSETS	$1,348.3	150.4	—	—	—	$1,498.7

LIABILITIES AND OWNERS’ NET INVESTMENT
Current liabilities:
Loans payable to banks	$12.6					$12.6
Accounts payable	176.0					176.0
Accrued payrolls	76.7					76.7
Current portion of warranties	38.6					38.6
Taxes on income	42.8					42.8
Cash collected on behalf of banks—securitization	65.7	(65.7)				—
Other accrued liabilities	94.6				14.9	109.5

Total current liabilities	507.0	(65.7)	—	—	14.9	456.2
Long-term debt	65.9		(40.0)			25.9
Other long-term liabilities:
Post-retirement benefits	368.2					368.2
Warranties	3.9					3.9
Deferred tax liabilities	18.5					18.5
Minority interest	11.1					11.1
Other	63.5			38.6	22.9	125.0

Total liabilities	1,038.1	(65.7)	(40.0)	38.6	37.8	1,008.8

Owners’ net investment	301.1	216.1	46.0	(38.6)	(37.8)	480.8
			(6.0)
Accumulated other comprehensive income:
Foreign currency translation effects	82.3					82.3
Unrealized losses on benefit plans, net of tax	(73.2)					(73.2)

Total owners’ net investment	310.2	216.1	40.0	(38.6)	(37.8)	489.9

TOTAL LIABILITIES AND OWNERS’ NET INVESTMENT	$1,348.3	150.4	—	—	—	$1,498.7

WABCO Holdings Inc.

Notes to Unaudited Pro Forma Financial Information

Notes

Certain separation related costs are based on WABCO’s estimates and not on revised contracts or written agreements, and as such, have not been included as pro forma adjustment. Those costs include IT infrastructure and other system transition/implementation costs of $2-$4 million, a portion of which will be capitalized and amortized. In addition, those costs include other separation related costs, which would include employee retention/relocation, insurance costs, new branding costs, and other similar costs of approximately $3-$5 million.

The pro forma adjustments do not include the anticipated drawdown under a new credit facility of $800 million to fund potential repurchases of our shares, to meet short-term requirements or to pay a fine or provide a bank guarantee in connection with the European Commission investigation described under the heading “Business—Legal Proceedings—The European Commission Investigation.”

The pro forma income statement adjustments also do not currently reflect certain foreign tax planning that is expected to benefit WABCO in 2007 and future years. The annual tax benefit associated with this planning is currently expected to reduce the pro forma effective tax rate to approximately 25% – 28% following the separation. The actual benefit that will ultimately be realized is dependent upon various valuation and foreign tax and legal matters associated with the separation transactions. Additionally, the pro forma balance sheet adjustments do not reflect certain deferred tax assets relating to foreign net operating loss carryforwards generated by American Standard which may be available to WABCO following the separation transactions. These amounts are not determinable at this time as they are also dependent upon various valuation and foreign tax and legal matters associated with the separation transactions.

(a)	Represents the elimination of the accounts receivable securitization programs. As further described in Note 9 in the Notes to the Annual Financial Statements and in Note 9 in the Notes to Quarterly Financial Statements, WABCO participates in American Standard’s asset securitization program established in Europe with a major international bank. Under this program, WABCO sells interests in certain receivables, through a special purpose entity, to a conduit administered by the bank. In addition, WABCO sells the receivables generated on sales of product to its U.S. joint venture Meritor WABCO to a subsidiary of American Standard. In accordance with the terms of American Standard’s existing receivable financing facility, the separation and distribution of WABCO will require its withdrawal from the facility. The separation will also result in the separation of WABCO and the purchaser of the receivables due to WABCO from Meritor WABCO requiring termination of that arrangement. Accordingly, the impact of terminating these arrangements as of March 31, 2007 has been presented as a pro forma adjustment to the historical balance sheet, which includes an adjustment to accounts receivable for $169.5 million, as follows:

Third-party receivables sold as of March 31, 2007	$216.1 million
Receivables due from Meritor WABCO as of March 31, 2007	22.0 million

238.1 million
Collections prior to March 31, 2007(1)	(65.7) million
Other accruals associated with the securitization program	(2.9) million

Adjustment to receivables	$169.5 million

(1)

In connection with American Standard’s servicing obligation under the facility, subsequent to the sale of the abovementioned interests, but prior to March 31, 2007, approximately $65.7 million had been collected on behalf of the purchaser of such interests.

As a result of the separation and distribution of WABCO, we will no longer sell these interests and receivables to American Standard.

The adjustment to owners’ net investment of $216.1 million represents financing required by the elimination of the securitization programs. This has been presented as a net addition to owners’ net investment because it will be financed by American Standard prior to the distribution. Actual losses on the sale of the receivables during the year ended December 31, 2006 and the three months ended March 31, 2007 amounted to $5.7 million and $1.8 million, respectively.

(b)	Represents an adjustment for related party interest expense for the year ended December 31, 2006 and the three months ended March 31, 2007 of $6.2 million and $0.4 million, respectively. For financial statement presentation all of the inter-company loans to and from American Standard have been classified in the owners’ net investment section of the balance sheet since any settlement of intercompany balances will be achieved by either a distribution or capitalization of the balances. As a result, there will not be a net inflow or outflow of assets or liabilities, except for the intercompany balances.

(c)

The separation and distribution of WABCO would have created an event of default under the terms of the 7.59% Euro denominated bonds. On April 30, 2007, the company redeemed the $40.0 million of outstanding bonds and paid $6.0 million in early-termination premiums. Accordingly, the redemption of these bonds and the associated interest expense for the year ended December 31, 2006 and the three months ended March 31, 2007 was $2.9 million and $0.7 million, respectively, determined based on the stated interest rate and the carrying value as of December 31, 2006 and March 31, 2007 have been included as pro forma adjustments. The $46.0 million paid to the bondholders, including the $6.0 million loss on the redemption of this debt have been presented as a net addition to owners’ investment since this will be financed by American Standard. There is not an adjustment for the loss on bond redemption of $6 million to the pro forma income statement since this item will not have a continuing impact on the performance of WABCO. The bonds are not expected to be replaced in conjunction with the spin-off.

(d)	Represents an adjustment for equity awards, which have been approved by the Management Development and Compensation Committee of American Standard and will be distributed to WABCO employees, the CEO, and the Board of Directors in connection with the separation totaling $8.7 million (which amount includes a $6 million founders’ grant consisting of stock options and restricted stock units for certain WABCO employees, $2.2 million in a combination of a founder’s grant and an initial equity award grant consisting of stock options and restricted stock units for the CEO and $0.5 million in restricted stock units for the Board of Directors). The dollar values associated with the stock options and restricted stock units are fixed and the number of options and restricted stock units will be determined at the distribution date. The number of options will be based on the value as derived using the Black-Scholes model applying assumptions consistent with those used to value American Standard stock options. The number of restricted stock units will be determined based on the price of the WABCO shares on the distribution date. In total the value of equity instruments being distributed upon distribution is $8.7 million which will be expensed to the statement of income over a 3 year period. The pro-forma adjustment for the year ended December 31, 2006 and the three months ended March 31, 2007 was $2.9 million and $0.7 million, respectively. These adjustments represent the expense associated with the stock options and restricted stock units.

(e)	Represents the estimated income tax associated with each pro forma adjustment calculated based on the local statutory tax rates of the country where the expense and/or income is expected to be incurred and/or generated. The following is a summary of the calculated effective tax rates utilized for each statement of income pro forma adjustment:

Pro Forma Adjustment
	(a)	(b)	(c)	(d)
Average Effective Rate applied for March 31, 2007 and December 31, 2006	36.0%	34.7%	35.1%	35.0%
Applicable Country(s)	Germany	Germany	Belgium	Belgium
	UK	Belgium		Germany
	Netherlands	Sweden		U.S.
Brazil
China

(f)	As part of the separation, certain income tax liabilities in the amount of $38.6 million, as previously accrued by American Standard, will be transferred to WABCO. The amount represents accruals for contingent income tax liabilities associated with all of the non-U.S. legal entities of American Standard’s Bath and Kitchen business and is applicable to its open tax years which include years dating back to 2000 that are subject to examination by non-U.S. tax authorities. The assignment of the liability was determined by management of American Standard as stipulated in Section 2.03 (a) and (b) of the Tax Sharing Agreement. Pursuant to the broader American Standard separation transaction, an allocation of certain liabilities was made relating to American Standard’s businesses, including these tax liabilities, based among other things, on American Standard’s assessment of WABCO’s financial position. These liabilities were calculated in accordance with FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109. We do not believe that there will be any significant ongoing impact to the statement of income relating to these liabilities.

The total amount of unrecognized tax benefits determined in accordance with FIN 48 was $38.6 million. All of the $38.6 million of unrecognized tax benefits, if recognized, would impact WABCO’s effective tax rate. We do not believe that any of the $38.6 million of such unrecognized tax benefits will be recognized in the next 12 months.

(g)	The pro forma number of common shares outstanding for basic and diluted earnings per share was determined by applying the distribution ratio of one share of WABCO common stock for every three shares of American Standard common shares outstanding and including the effect of dilutive American Standard common stock equivalents as of March 31, 2007. As of March 31, 2007, there were no outstanding shares of common stock equivalents that were excluded from the diluted pro forma net income per common share calculation.

	March 31, 2007		December 31, 2006
(in millions, except share and per share amounts)	Historical	Pro forma	Historical	Pro forma

Net income	$40.1		$137.8
Pro forma net income		$41.6		$145.4
Pro forma net income per common share
Basic	$0.60	$0.62	$2.05	$2.17
Diluted	$0.58	$0.60	$2.00	$2.11
Pro forma common shares outstanding
Basic	67.1	67.1	67.1	67.1
Diluted	69.0	69.0	69.0	69.0
(h)	WABCO and its subsidiaries will indemnify American Standard for taxes incurred as a result of certain internal corporate reorganization transactions undertaken prior to and in connection with the distribution unless such taxes result from certain actions taken by American Standard, its subsidiaries or its shareholders after the distribution. This decision was made by management of American Standard as stipulated in Section 2.03 (a) and (b) of the Tax Sharing Agreement. Pursuant to the broader American Standard separation transaction, an allocation of certain liabilities, was made relating to American Standard’s businesses, including these tax liabilities, based among other things, on American Standard’s assessment of WABCO’s financial position. The amount reflected as a pro forma adjustment of $37.8 million represents the Company’s estimate of the tax costs expected to be paid by WABCO as a result of the internal corporate reorganization transactions which are necessary to ready WABCO for separation, and is comprised of the following types of tax costs: (i) corporate income taxes imposed on dividends and capital gains transactions (i.e., sales of assets or shares between corporate affiliates) of $32.6 million, (ii) asset transfer taxes, including real estate, stamp duty and registration taxes of $4.2 million, and (iii) withholding taxes imposed on corporate distributions (distributions of shares or assets to corporate affiliates) of $1.0 million. The amount of tax was computed based on the fair market values of shares and assets and cost basis as determined for tax purposes. With the assistance of a third party valuation firm, the fair market values were derived using a market approach, wherein the value of a business is estimated by comparing the subject entity to similar businesses or “guideline” companies whose securities are actively traded in public markets or which have recently been sold in a private transaction. The amount of tax was determined by applying the computational rules in each relevant jurisdiction, including the benefit, if any, for credits and exemptions. Approximately $22.9 million of the tax is classified as a long term liability in the unaudited pro forma balance sheet as of March 31, 2007, as these amounts are due after March 31, 2008 based upon statutory filing requirements of the tax returns, with the remainder due prior to that time. In connection with these incremental taxes, it is expected that WABCO will incur a charge to the income statement of approximately $8.5 million. This amount has not been reflected as an adjustment to the pro forma income statement since it will not have a continuing impact on the performance of WABCO.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the spin-off and the related transactions (“transactions”). Accordingly, the discussion and analysis of historical periods does not reflect the impact that the transactions will have on us, including leverage, debt service requirements and differences between administrative costs allocated to us by American Standard and actual administrative costs that we will incur as a separate public company. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the future performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion together with the section entitled “Risk Factors,” “Information Concerning Forward-Looking Statements,” “Selected Financial Information,” “Pro Forma Financial Information,” “—Liquidity and Capital Resources” and our financial statements and related notes thereto included elsewhere in this information statement.

Business Overview

We produce a variety of control systems that improve vehicle performance, safety and reduce overall vehicle operating costs for the world’s leading commercial truck, trailer, bus and passenger car manufacturers. Specifically, we develop, manufacture and sell advanced braking, stability, suspension and transmission control systems. Our largest-selling products are pneumatic anti-lock braking systems (ABS), electronic braking systems (EBS), automated manual transmission systems, air disk brakes and a large variety of conventional mechanical products such as actuators, air compressors and air control valves for heavy- and medium-sized trucks, trailers and buses. We also supply advanced electronic suspension controls and vacuum pumps to the car and SUV markets in Europe and North America. In addition we sell replacement parts, diagnostic tools training and other services to commercial vehicle aftermarket distributors, repair shops and fleet operators.

Our sales are affected by changes in truck and bus production, especially in Europe. Europe is our largest geographic market and sales to truck and bus OEMs represent our largest customer group. The table below shows the relationship between our European sales to truck and bus OEMs, which, account for approximately 78% of our global sales to truck and bus OEMs and Western European truck and bus (T&B) production, for the last five years. Sales data is shown at a constant Euro to U.S. dollar exchange rate for year to year comparability and to make comparisons to unit production meaningful.

Year to Year Change	2002	2003	2004	2005	2006	Average Change
Sales to European T&B OEMs (at Constant FX rate)	+2%	+9%	+23%	+6%	+10%	+10%
Western European T&B Production	-5%	+5%	+19%	+5%	+5%	+6%

In general, our sales track directionally with truck and bus builds. However, individual year to year sales changes are also influenced by other factors such as timing of orders and deliveries to T&B OEM customers, application content, new product introduction, price and introduction of new customer platforms. The level of truck build activity is influenced by general economic conditions, including interest rate levels and inflation. On average for the last five years, our European sales have performed 4 percentage points above the change in Western European truck and bus builds.

In regions outside Europe, there is less correlation between our sales and regional truck and bus builds. This is because of our smaller presence (which magnifies changes in content on individual truck platforms) as well as less stringent safety regulations. As other regions adopt additional safety regulations in the future, similar to or approaching Europe’s, we expect the resulting increase in content will bring higher correlation between our regional sales and changes in regional truck and bus production.

Our aftermarket sales account for approximately 22% of total sales and are affected by a variety of factors: content on specific vehicles and breadth of our product range, number of commercial trucks in active operation, truck age, miles driven, demand for transported goods and overall economic activity. On average, our aftermarket sales (on a constant Euro to U.S. dollar exchange rate) have grown by 7% annually for the last five years as shown in the table below.

Year to Year Change	2002	2003	2004	2005	2006	Average Change
Aftermarket Sales (at Constant FX rate)	+3%	+1%	+7%	+13%	+10%	+7%

Our aftermarket sales have grown at an accelerated pace over the last three years as the number of trucks in operation, the demand for transported goods shipped by truck, and the number of WABCO product offerings have all expanded. As our aftermarket sales continues to outpace the growth of our OEM sales, our total sales will become less reactive to annual variations in truck and bus production levels.

Distribution of WABCO’s Sales by Major End-Markets, Product Types and Geography

	2006	2005	2004
Major End-Markets
OE Manufacturers:
Truck & Bus products	65%	65%	64%
Trailer products	10%	10%	10%
Car products	3%	4%	6%
Aftermarket	22%	21%	20%

	100%	100%	100%
Geography
Europe	74%	73%	75%
Americas	15%	16%	15%
Asia and rest of world	11%	11%	10%

	100%	100%	100%

Our largest customer is DaimlerChrysler, which accounts for 15% of our sales. Other key customers include Arvin Meritor, Cummins, Fiat (Iveco), Ford, General Motors, Hino, Hyundai, ITE, MAN, Meritor WABCO, Nissan, Paccar (DAF, Kenworth, Leyland and Peterbuilt), SAF, Scania, Volvo (Mack and Renault) and ZF.

WABCO is currently a subsidiary of American Standard. On February 1, 2007, American Standard announced the distribution of all of the shares of common stock of WABCO, a wholly owned subsidiary of American Standard, to American Standard shareholders. Upon the completion of the distribution, we will be an independent entity with publicly traded common stock. We will hold all of the assets and liabilities associated with American Standard’s Vehicle Control Systems business. The distribution of our common stock will occur on             , 2007 by way of a pro rata dividend to American Standard shareholders. For every three shares of American Standard common stock that a shareholder owns on the record date, such shareholder will receive one share of WABCO common stock.

Upon consummation of the transactions, WABCO will become a standalone company. We expect that the costs we will incur as a standalone company will include the payment of transition services expected to be provided by American Standard. These services are expected to include information technology services, financial services and human resources, among other things.

Basis of Presentation

WABCO has historically operated as the Vehicle Control Systems business of American Standard. The financial statements included in this information statement have been derived from the financial statements and accounting records of American Standard, principally representing the Vehicle Control Systems segment, using the historical results of operations, and historical basis of assets and liabilities of WABCO. Historically, stand-alone financial statements have not been prepared for WABCO. We believe the assumptions underlying the allocations included in the financial statements are reasonable. The accompanying financial statements include allocations of costs that were incurred centrally by American Standard for functions such as tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit), external reporting, human resource administration and other general management functions. These costs include the costs of salaries, benefits and other related costs. The total costs allocated to the accompanying financial statements amounted to $21.8 million, $18.9 million and $19.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. However, the financial statements may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations or cash flows would have been if we had been an independent public company during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of the transactions.

Executive Overview

We analyze the performance of our business using the following general framework and describe the performance of the business in this context throughout the remainder of this discussion and analysis of financial condition and results of operations.

Sales—We analyze sales activity based on the impact of pricing, volume and mix of our products. The management of pricing conditions and the execution of a strategy to improve sales mix to more profitable products and customers are important to us in order to grow sales and profitability.

Productivity—We identify the impact of key productivity programs in the areas of materials procurement, labor and other productivity programs. The successful execution of productivity programs is important to offset the impacts of price decreases, commodity inflation and other cost escalations.

Commodities—We use commodities such as aluminum, copper, zinc and steel in our manufacturing process. The cost of these commodities can have a significant impact on our financial performance.

Investments—We analyze the costs for the development of new products, investments in sales and marketing programs and other infrastructure investments in support of productivity improvements. Investments in new products and sales are important to sustaining organic growth.

Please see the following paragraphs “Results of Operations for 2006 compared with 2005” and “Results of Operations 2005 compared with 2004” for an analysis of our results of operations excluding the effects of foreign exchange translation.

Results of Operations

The following discussion and analysis addresses year-over-year changes in the line items shown in the above paragraph “Executive Overview.” Approximately 92% of our sales are outside the U.S. and therefore, changes in exchange rates can have a significant impact on the reported results of our operations, which are presented in U.S. Dollars. Year-over-year changes in sales, expenses and net income for 2006 compared with 2005 and 2005 compared with 2004, as well as quarter over quarter changes in sales, expenses and net income for 2007 compared with 2006, are presented both with and without the effects of foreign exchange translation. Changes in sales, expenses and net income excluding foreign exchange effects are calculated using current year sales, expenses and net income translated at prior year exchange rates. Presenting changes in sales, expenses and net income excluding the effects of foreign exchange translation is not in conformity with GAAP, but we analyze this data because it is useful to us in understanding the operating performance of our business. We believe this data is also useful to shareholders for the same reason. The changes in sales, expenses and net income excluding the effects of foreign exchange translation are not meant to be a substitute for measurements prepared in conformity with GAAP, nor to be considered in isolation.

Results of Operations for 2006 Compared with 2005

(dollars in millions)

	Year ended December 31,		% change reported	Excluding Foreign Exchange Translation
	2006	2005		2006 adjusted amount	% change adjusted
Sales	$2,015.2	$1,831.0	10.1%	$1,991.5	8.8%
Cost of sales	1,463.5	1,312.5	11.5%	1,446.4	10.2%

Gross profit	551.7	518.5	6.4%	545.1	5.1%
Operating expenses	327.2	307.0	6.6%	323.9	5.5%
Equity in net (income) of unconsolidated joint ventures	(23.3)	(24.5)	(4.9)%	(23.7)	(3.2)%
Other (income) and expense	10.8	5.4	100%	10.9	102%
Net interest expense/(income)—related party	6.2	(6.0)	n/a	5.5	n/a
Interest expense	5.1	3.9	30.8%	4.4	13%

Income before income taxes	225.7	232.7	(3.0)%	224.1	(3.7)%
Income taxes	87.9	87.4	(0.6)%	86.9	(0.6)%

Net income	$137.8	$145.3	(5.2)%	$137.2	(5.6)%

Sales

Our sales for 2006 were $2.015 billion, an increase of 10.1% (8.8% excluding favorable foreign exchange translation effects) from $1.831 billion in 2005. The increase in sales of $160.5 million, excluding favorable foreign exchange translation impacts, was attributable primarily to increased truck and bus production of approximately $83.3 million, expanded content per vehicle, including new applications of approximately $78.1 million, and strong growth in our aftermarket business of approximately $39.1 million. This was partially offset by net price erosion of approximately 2% or $40 million. The price erosion was primarily driven by annual price reductions included in many of our OEM long-term sales contracts, primarily in Europe. Sales increased 3% in North America and 16% in Asia (15% excluding favorable foreign exchange translation effects). Asia was helped by robust growth in China of 66% (61% without foreign exchange translation impact). In South America, our sales increased 3%, but decreased 8% excluding favorable foreign exchange translation effects. In all of our markets, except North America, our sales continued to outpace the growth in heavy vehicle manufacturing.

Gross Profit

Gross profit increased by $33.2 million ($26.6 million excluding favorable foreign exchange translation effects) in 2006 as compared with 2005. Gross profit benefited from volume and mix increases of approximately $48 million primarily attributable to the items mentioned above in the discussion of sales, productivity improvements of approximately $67 million, benefits from previously announced operational consolidation programs of approximately $4 million and lower spending on operational consolidation programs of approximately $8 million. These improvements were partially offset by price decreases of approximately $40 million, commodity cost increases of approximately $17 million (mainly driven by increased aluminum prices and to a lesser extent zinc and copper prices), $8 million of foreign exchange transaction losses related to the sale of products in countries outside of the country they are manufactured in, the absence of foreign exchange transaction gains recognized in 2005 for approximately $9 million, labor cost escalation of approximately $6 million, higher warranty cost of approximately $10 million and higher transportation costs of approximately $10 million (mainly driven by higher fuel prices and volume increase). Approximately $48 million of the productivity improvements were driven by direct material cost reductions with the remainder mainly driven by the transfer of production to lower cost countries and higher capacity utilization.

We incurred $8.2 million of operational consolidation expenses during 2006 of which $7.4 million is associated with severance relating to 2006 plans and $0.8 million pertaining to prior period plans. The majority of the 2006 plan expenses are associated with the consolidation of administrative functions. We expended $3.0 million of cash on operational consolidation expenses in 2006. We expect to realize annualized cost savings of approximately $5.0 million as a result of these plans. Operational consolidation expenses were $13.7 million in 2005.

Operating Expenses

Operating expenses increased by $20.2 million ($16.9 million excluding unfavorable foreign exchange translation effects). The increase in operating expense was primarily driven by incremental investments in sales growth initiatives of approximately $5 million, labor and other cost inflation of approximately $10 million, $2.5 million of costs relating to the expensing of stock options in 2006 and higher operational consolidation expenses of approximately $2 million. This increase was partially offset by benefits from previously announced operational consolidation programs of approximately $3 million.

Equity in Net Income of Unconsolidated Joint Ventures and Other (Income)/Expense

Equity in net income of unconsolidated joint ventures decreased $1.2 million to $23.3 million in 2006 as compared to $24.5 million in 2005. The decrease was driven by our Meritor WABCO joint venture in the U.S.

Other expense increased by $5.4 million to $10.8 million in 2006 as compared to $5.4 million in 2005. The increase was primarily attributable to increased costs relating to our participation in the securitization programs of $1.1 million, higher minority interest expense of $0.8 million and higher foreign exchange transaction losses of $0.9 million.

Net Interest (Income)/Expense—Including Related Party Interest (Income)/Expense

Including related party interest, total interest expense was $11.3 million in 2006 compared with $(2.1) million of total interest (income) in 2005. The increase in interest expense in 2006 as compared to 2005 was primarily driven by payments received by WABCO from American Standard International Inc. during 2006 to settle certain related party receivables, which reduced interest income by approximately $2.5 million in 2006, and WABCO did not charge any interest income on its loans receivable from Ideal Standard WABCO Trane Ind. Com. Ltda. in 2006, which reduced interest income by approximately $4.2 million. Additionally, in the fourth quarter of 2005, WABCO paid a related party dividend which it funded with related party debt, which increased interest expense by approximately $3.5 million in 2006.

See Note 15 of Notes to Annual Financial Statements, Related Party Transactions, for a detailed summary of the intercompany loans and related interest rates.

Income Taxes

The income tax provision for 2006 was $87.9 million. The effective income tax rate was 38.9% of pre-tax income in 2006. The income tax provision for 2005 was $87.4 million, an effective tax rate of 37.6%. The income tax provision for 2005 included benefits of $18.3 million from the resolution of tax audits and $4.5 million related to the impact of certain tax planning initiatives on prior tax years. Partially offsetting these benefits was a charge of $16 million associated with remitting foreign earnings to the U.S. under Section 965 of the American Jobs Creation Act of 2004.

We currently expect to benefit from certain foreign tax planning such that the effective tax rate following the separation will be in the range of 25% - 28%.

Results of Operations for 2005 Compared with 2004

(dollars in millions)

	Year ended December 31,		% change reported	Excluding Foreign Exchange Translation
	2005	2004		2005 adjusted amount	% change adjusted
Sales	$1,831.0	$1,723.8	6.2%	$1,811.2	5.1%
Cost of sales	1,312.5	1,252.4	4.9%	1,299.5	3.8%

Gross profit	518.5	471.4	10.0%	511.7	8.5%
Operating expenses	307.0	278.9	10.1%	304.3	9.1%
Equity in net (income) of unconsolidated Joint Ventures	(24.5)	(20.2)	21.3%	(24.2)	19.8%
Other (income) and expense	5.4	0.1	n/a	5.1	n/a
Net interest expense/(income)—related party	(6.0)	(5.4)	11.1%	(6.1)	13.0%
Interest expense	3.9	3.4	14.7%	4.0	17.6%

Income before income taxes	232.7	214.6	8.4%	228.6	6.5%
Income taxes	87.4	23.2	277%	86.5	273%

Net income	$145.3	$191.4	(24.1)%	$142.1	(25.8)%

Sales

Our sales for 2005 were $1.831 billion, an increase of 6% (5% excluding favorable foreign exchange translation effects), from $1.724 billion in 2004. The increase in sales of $87.4 million, excluding favorable foreign exchange translation, was attributable primarily to increased truck and bus production of approximately $68.4 million, expanded content per vehicle, including new applications of $17.6 million, and strong growth in our aftermarket business of approximately $43.4 million. The increases were partially offset by lower sales in passenger cars of approximately $19 million and price erosion of approximately 1% or $23 million. The price erosion was primarily driven by annual price reductions included in many of our OEM long-term contracts, primarily in Europe. Sales in Europe, our largest market, increased 3% with and without foreign exchange translation effects in 2005. The impact of price and market growth declines was moderated by improved aftermarket sales, which increased 13% (12% excluding favorable foreign exchange translation effects). Sales increased 9% in North America (with and without foreign exchange translation effects), underperforming a market that increased an estimated 14%. The underperformance was primarily due to a reduction of certain brake platforms that will be replaced with other platforms in 2006. In Asia Pacific and South America, our sales increased 19% and 36% (17% and 13% excluding favorable foreign exchange translation effects) outperforming truck and bus markets in the year. Overall, our sales continued to grow in line with or outpace the heavy vehicle manufacturing markets.

Gross Profit

Gross profit increased by $47.1 million ($40.3 million excluding favorable foreign exchange translation effects). Gross profit benefited from volume and mix increases of approximately $23 million primarily attributable to the items mentioned above in the discussion of sales, productivity improvements of approximately $40 million, benefits from previously announced operational consolidation programs of approximately $10 million and favorable foreign exchange transaction effects of approximately $10 million. These improvements were partially offset by price decreases of approximately $23 million, commodity cost increases of approximately

$8 million (mainly driven by increased steel prices), labor cost escalations of approximately $7 million and $5 million of higher operational consolidation expenses. The $40 million of productivity improvements were primarily driven by reductions in direct material costs.

We incurred $13.7 million of operational consolidation expenses associated with the continued relocation of manufacturing activities to a lower cost location and other job elimination programs initiated during 2005 that included the elimination of 191 jobs. $9.1 million of the charge was included in cost of sales and $4.6 million was included in operating expenses. We expect to realize annualized cost savings of $8.2 million as a result of these plans. Operational consolidation expenses were $5.4 million in 2004, of which $4.4 million was included in cost of sales and $1.0 million included in operating expenses.

Operating Expenses

Operating expenses increased by $28.1 million ($25.4 million excluding unfavorable foreign exchange translation effects). The increase in operating expense was primarily driven by incremental investments in product engineering and new product development programs of approximately $4.5 million, increased investments in IT systems of $5 million, increased marketing and supply chain spending of approximately $5 million, higher operational consolidation expenses of approximately $4 million and labor cost inflation of approximately $8 million.

Equity in Net Income of Unconsolidated Joint Ventures and Other Income/(Expense)

Equity in net income of unconsolidated joint ventures increased $4.3 million to $24.5 million in 2005 as compared to $20.2 million in 2004. The increase was primarily driven by our Meritor WABCO and India joint ventures, both of which had higher sales due to increased truck and bus production.

Other expense increased by $5.3 million to $5.4 million in 2005 as compared to $0.1 million in 2004. The increase was primarily attributable to lower foreign exchange transaction gains of $2.7 million, lower interest income of $0.6 million and higher costs relating to our participation in the securitization programs in 2005 as compared to 2004 of $0.7 million.

Net Interest (Income)/Expense—Including Related Party Interest (Income)/Expense

Net interest (income) (including related party interest expense) was $(2.1) million in 2005 as compared with $(2.0) million in 2004 as average related party debt balances and interest thereon were approximately the same for both years.

Income Taxes

The income tax provision for 2005 was $87.4 million. The effective income tax rate was 37.6% of pre-tax income in 2005. The income tax provision for 2005 included tax benefits of $18.3 million from the resolution of tax audits and $4.5 million related to the impact of certain tax planning initiatives on prior tax years. Partially offsetting these benefits was a charge of $16 million associated with remitting foreign earnings to the U.S. under Section 965 of the American Jobs Creation Act of 2004. The income tax provision for 2004 was $23.2 million, an effective tax rate of 10.8%. Income taxes in 2004 included a $5.5 million benefit for the resolution of tax audits, a $7.1 million benefit relating to a reduction in withholding tax liabilities due to a decision not to distribute the earnings of certain foreign subsidiaries and a $24.3 million benefit relating to changes in tax legislation.

Backlog

Backlog at the end of the fourth quarter of 2006 was $844 million, up 17.5% (or 7% excluding favorable foreign exchange translation effects) from the fourth quarter of 2005. Backlog is not necessarily predictive of future business as it relates only to some of our products.

Liquidity and Capital Resources

Net cash provided by operating activities was $182.2 million for 2006. This compared with net cash provided by operating activities of $194.4 million for 2005. The primary factor for the decrease in 2006 net cash provided by operating activities as compared to 2005 were higher accounts receivable balances of $30.3 million, primarily driven by higher sales and delayed collections of certain accounts receivable.

In investing activities, we made capital expenditures of $73 million for 2006, including $42 million on plant and equipment, $23 million of investments in tooling , and $8 million in computer software. This compared with capital expenditures of $70 million in 2005, including $51 million on plant and equipment, $11 million of investments in tooling and $8 million in computer software.

Cash used in financing activities during 2006 included net transfers to American Standard and its affiliated entities of $139.3 million. The net effect of all operating, investing and financing activities for 2006 was a decrease in cash and cash equivalents of $5.1 million. Cash used in financing activities during 2005 included net transfers to American Standard and its affiliated entities of $106.7 million. The net effect of all operating, investing and financing activities for 2005 was an increase in cash and cash equivalents of $13.0 million.

At December 31, 2006, our total third party indebtedness was $75.2 million consisting of $39.5 million of long-term bonds as well $17.8 million in bank debt and capitalized lease obligations. Short-term borrowings, including bank debt, totaled $17.9 million.

The Euro denominated long-term bonds, maturing in 2013 are guaranteed by American Standard and certain of its other subsidiaries in conjunction with our subsidiaries. The separation and distribution of WABCO will create an event of default under the terms of these bonds. As a result, the bonds were redeemed on April 30, 2007.

Results of Operations for Three Months Ended March 31, 2007 vs. Three Months Ended March 31, 2006

	Three months ended March 31,
				Excluding foreign exchange translation
(dollars in millions)	2007	2006	% change reported	2007 adjusted amount	% change adjusted
Sales	$558.8	$479.9	16.4%	$516.7	7.7%
Cost of sales	406.1	341.3	19.0%	375.4	10.0%

Gross profit	152.7	138.6	10.2%	141.3	1.9%
Operating expenses	90.0	81.2	10.8%	83.7	3.1%
Equity in net (income) of unconsolidated joint ventures	(4.8)	(7.1)	(32.4)%	(4.5)	(36.6)%
Other (income) and expense	4.1	2.1	95.2%	4.0	90.5%
Net interest (income) expense-related party	0.4	0.5	(20.0)%	0.3	(40.0)%
Interest expense	2.0	0.5	400%	1.8	360%

Income before income taxes	61.0	61.4	(0.7)%	56.0	(8.8)%
Income taxes	20.9	20.8	0.5%	19.3	(7.2)%

Net income	$40.1	$40.6	1.2%	$36.7	(9.6)%

Sales

Sales for the first quarter of 2007 were $558.8 million, an increase of 16.4% (7.7% excluding favorable foreign exchange translation effects) from $479.9 million in 2006. The increase was attributable primarily to increased truck and bus production in Europe, expanded content per vehicle, including new applications and strong growth in our aftermarket business. Sales in Europe, our largest market increased approximately 21.9% (11.5% excluding favorable foreign exchange translation effects), which exceeded the growth in the European truck build market. We estimate that the European truck build market increased 8% as compared to 2006. We had net price erosion of slightly more than 2%, primarily in the OEM business in Europe. Sales decreased 16.3% in North America, which was less than the decreases in the North American truck build market. The decrease in the North American market was influenced by sales volume in 2006 ahead of regulations mandating better emissions standards that became effective in 2007. In Asia and South America sales increased 17.4% and 13.3%, respectively (14.8% and 9.0% excluding favorable foreign exchange translation effects, respectively). Sales performance in Asia was better than the markets in that region (which were down a net 16%), helped by a robust growth in China of 118.6% (110.7% without foreign exchange translation impact). In all of our markets, our sales continued to outpace the growth in heavy vehicle manufacturing. Backlog at the end of the quarter was $989.0 million, up 24.7% (15.0% excluding favorable foreign exchange translation effects) from the first quarter of 2006.

Gross Profit

Gross profit increased by $14.1 million (an increase of $2.7 million excluding favorable foreign exchange translation effects) in the first quarter of 2007 as compared with the first quarter of 2006. Gross profit benefited from volume and mix increases of approximately $14.2 million primarily attributable to the sales discussion above, productivity improvements of approximately $12.3 million, and lower costs of operational consolidation programs of approximately $0.5 million. These improvements were partially offset by price decreases of approximately $13.0 million, commodity cost increases of approximately $5.0 million (mainly driven by increased aluminum prices and to a lesser extent zinc and copper prices), $4.3 million of foreign exchange transaction losses related to the sale of products in countries outside of the country where they are manufactured, and labor cost escalation of approximately $2.0 million. Approximately $8.3 million of the productivity improvements were driven by direct material cost reductions with the remainder primarily driven by the transfer of production to lower cost countries and higher capacity utilization.

We incurred $0.9 million of operational consolidation expenses during the first quarter of 2007 of which $0.7 million is associated with severance relating to 2007 plans and $0.2 million pertaining to prior period plans. The 2007 plan expenses are associated with the consolidation of administrative functions. We expect to realize annualized cost savings of approximately $0.8 million as a result of these plans. We expended $1.4 million of cash on operational consolidation expenses in the first quarter of 2007 relating to all outstanding programs. Operational consolidation expenses were $1.4 million in the first quarter of 2006.

Operating Expenses

Operating expenses increased by $8.8 million ($2.5 million excluding unfavorable foreign exchange translation effects). The increase in operating expense was primarily driven by incremental investments in the product engineering field of approximately $1.0 million and labor cost inflation of approximately $1.5 million.

Equity in Net Income of Unconsolidated Joint Ventures and Other (Income) / Expense

Equity in net income of unconsolidated joint ventures decreased $2.3 million to $4.8 million in the first quarter of 2007 as compared to $7.1 million in the first quarter of 2006. The decrease was primarily driven by our Meritor WABCO joint venture in the U.S. As described above, the North American market decreased by more than 20% in the first quarter of 2007, influenced by increased sales volume in 2006 ahead of regulations mandating better emissions standards that became effective on January 1, 2007. As a result, Meritor Wabco was impacted by lower sales volumes in the first quarter of 2007.

Other expense increased by $2.0 million to $4.1 million in the first quarter 2007 as compared to $2.1 million in the first quarter of 2006. The increase was attributable to foreign exchange losses on non operating items and higher minority interest.

Net Interest/(Income) Expense—Including Related Party Interest (Income) / Expense

Total interest expense (including related party interest expense) was $2.4 million in the first quarter of 2007 as compared with $1.0 million of interest expense in the first quarter of 2006. The increase of $1.4 million is primarily driven by new third party debt that was incurred in April 2006, and thus, did not result in interest expense in the first quarter of 2006. The third party debt was still outstanding at March 31, 2007, therefore interest expense was recognized during the first quarter of 2007.

Income Taxes

The income tax provision for the first quarter of 2007 was $20.9 million, or 34.3% of pre-tax income, compared with a provision of $20.8 million, or 33.9% of pre-tax income in the first quarter of 2006. The effective income tax rate for the first quarter of 2006 included a $2.8 million benefit related to the reduction of tax contingencies.

We currently expect to benefit from certain foreign tax planning such that the effective tax rate following the separation will be in the range of 25% - 28%.

Liquidity and Capital Resources

Net cash provided by operating activities was $54.1 million in the first three months of 2007. This compared with net cash provided by operating activities of $42.1 million in the first three months of 2006. The increase in 2007 net cash provided by operating activities as compared to 2006 is primarily due to improvements in accounts receivable and accounts payable, partially offset by inventories (net improvement in working capital).

Within investing activities, we made capital expenditures of $12.3 million in the first three months of 2007 as compared to capital expenditures of $10.6 million in the first three months of 2006. Our capital expenditures for 2007 include $4.1 million on plant and equipment, $6.0 million of investments in tooling, and $2.2 million in computer software. This compared with $5.2 million on plant and equipment, $3.7 million of investments in tooling and $1.7 million in computer software during the first quarter of 2006.

Net cash used in financing activities during the first three months of 2007 included net transfers to American Standard and its affiliated entities of $45.7 million. The net effect of all operating, investing and financing activities in the first three months of 2007 was a decrease in cash and cash equivalents of $3.5 million. Cash used in financing activities during the first three months of 2006 included net transfers to American Standard and its affiliated entities of $43.2 million. The net effect of all operating, investing and financing activities in the first three months of 2006 was a decrease in cash and cash equivalents of $10.9 million. These amounts exclude the effect of exchange rate changes on cash and cash equivalents.

At March 31, 2007, our total third party indebtedness was $78.5 million consisting of $40.0 million of Euro denominated long-term bonds as well $25.9 million in bank debt and capitalized lease obligations. Short-term borrowings, including bank debt, totaled $12.6 million.

The Euro denominated long-term bonds, maturing in 2013 were guaranteed by American Standard and certain of its other subsidiaries in conjunction with our subsidiaries. Subsequent to March 31, 2007, ASE BVBA, which is a legal entity of WABCO, redeemed the $40.0 million outstanding Euro denominated long-term bonds and paid approximately $6.0 million in early redemption premiums. This early redemption loss will be reflected in WABCO’s Statement of Income in the second quarter of 2007.

Credit Agreement. At separation, we will have in place one primary bank credit agreement, which will provide WABCO and certain of its subsidiaries with an unsecured, five-year $800 million, multi-currency revolving credit facility that will expire on the fifth anniversary of the spin-off date. The primary bank credit agreement was entered into by us and certain of our subsidiaries on May 31, 2007 and the credit facility will become available to us immediately prior to the separation. The proceeds of the borrowings under the credit facility may be used to fund potential repurchases of our shares and to meet short-term requirements. Additionally, the facility may be used to pay a fine or provide a bank guarantee that will be required pursuant to a decision relating to the European Commission investigation matter as further described under the heading “Business—Legal Proceedings—The European Commission Investigation.” Up to $100 million under this facility may be used for issuing letters of credit, and up to $75 million for same-day borrowings.

The primary bank credit agreement contains terms and provisions customary for transactions of this type, including various covenants that limit, among other things, subsidiary indebtedness, liens, and certain fundamental business changes. The covenants also require us to meet certain financial tests: ratio of net indebtedness to EBITDA, EBITDA to net interest expense, and a liquidity test described below. The liquidity covenant requires us to have at least $100 million of liquidity (which includes unused commitments under the agreement and certain other committed facilities that may be entered into, as well as unrestricted cash and cash equivalents) after giving effect to any payment of a fine or any provision of a bank guarantee that will be required pursuant to a decision relating to the European Commission investigation matter further described under the heading “Business—Legal Proceedings—The European Commission Investigation.”

For additional information relating to the terms of the credit agreement see “Description of Material Indebtedness.”

In addition, we are in the process of establishing a credit facility in the amount of $20 million for our China operations, which will be drawn upon in local currency and used for general corporate purposes. This credit facility is expected to be available and drawn upon prior to separation.

Off-Balance Sheet Arrangements

We employ several means to manage our liquidity and we are not dependent upon any one source of funding. Our sources of financing include cash flows from operations, funding arrangements with American Standard and the use of operating leases. Future rental commitments under all non-cancelable operating leases in effect at December 31, 2006, totaled $36.2 million. See the following table of Aggregate Contractual Obligations for a summary of amounts due under operating leases.

In addition, WABCO participated in receivables financing arrangements managed by American Standard. The total amount of off-balance sheet financing from leases (discounted at a rate of 6.3%) and discounted receivables at December 31, 2006 was approximately $234.4 million. Both receivables financing arrangements in place as of March 31, 2007 have been terminated in the second quarter of 2007. The termination of these programs, based on securitized balances at March 31, 2007, would result in an increase to accounts receivable of $169.5 million. As the termination was funded by American Standard, there will be no cash outflow by WABCO. No further losses will be incurred from the date the programs have terminated. Those losses amounted to $1.8 million and $1.4 million for the quarters ended March 31, 2007 and 2006, respectively, and $5.7 million for the year ended December 31, 2006.

Following is a summary of contractual obligations, both on and off the balance sheets as of December 31, 2006. There have been no material changes to these obligations since December 31, 2006, with the exception of the early redemption of the Euro 7.59% guaranteed senior bonds in the amount of $40.0 million.

Aggregate Contractual Obligations

As of December 31, 2006

(in millions)

Payments due by period(1)
Contractual Obligation	Total	2007	2008 and 2009	2010 and 2011	Beyond 2011
Long-term debt obligations (principal plus interest)(2)(3)	$70.1	$2.3	$4.7	$19.5	$43.6
Operating lease obligations(4)	36.2	10.2	13.2	7.3	5.5
Purchase obligations(5)	139.1	139.1	—	—	—
Unfunded pension and post-retirement benefits(6)	311.2	26.9	56.7	60.0	167.6

Total	$556.6	$178.5	$74.6	$86.8	$216.7

(1)	The amounts and timing of such obligations, as shown in the table may vary substantially from amounts that will actually be paid in future years. For example, the actual amount to be paid under long-term debt obligations under our primary credit agreement will depend on the amount of debt outstanding under the agreement in each year.

(2)	Amounts shown for long-term debt obligations include the associated interest calculated at the December 31, 2006 rates applicable to each type of debt.
(3)	Obligations under capital leases are not material (approximately $2.0 million) and are included in long-term debt.
(4)	Amounts include future rental commitments under all non-cancelable operating leases in effect at December 31, 2006. The present value of the $36.2 million total is equivalent to approximately $29.8 million, discounted at an assumed rate of 6.3%.
(5)	In the normal course of business we expect to purchase approximately $1.2 billion in 2007 of materials and services, and estimate that on average no more than approximately $139.1 million is outstanding at any one time in the form of legally binding commitments. We spent approximately $1.2 billion, $1.1 billion and $1.0 billion on materials and services in 2006, 2005 and 2004, respectively.
(6)	Amounts represent undiscounted projected benefit payments to WABCO’s unfunded plans over the next ten years, as well as expected contributions to funded pension plans for 2007. The expected benefit payments are estimated based on the same assumptions used to measure our accumulated benefit obligation at the end of 2006 and include benefits attributable to estimated future employee service of current employees.

Capital Expenditures

Our capital expenditures for 2006 were $73 million, including $42 million on plant and equipment, $23 million of investments in tooling, and $8 million in computer software. This compared with capital expenditures of $70 million in 2005, including $51 million on plant and equipment, $11 million of investments in tooling and $8 million in computer software. 2005 spending on plant and equipment was higher than 2006 spending primarily due to investments in capital for new product introductions and manufacturing site reorganizations in Europe, as well as the completion of our new manufacturing facility in Qingdao, China.

We believe our capital spending in recent years has been sufficient to maintain efficient production capacity, to implement important product and process redesigns and to expand capacity to meet increased demand. Productivity projects have freed up capacity in our manufacturing facilities and are expected to continue to do so. We expect to continue investing to expand and modernize our existing facilities and invest in our facilities to create capacity for new product development. We expect to make capital expenditures on plant and equipment, tooling and computer software in 2007 at approximately the same level as 2006.

Effect of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157 (“SFAS No. 157”) , Fair Value Measurements. SFAS No. 157 defines fair value, provides a framework for measuring fair value under current standards in GAAP, and requires additional disclosure about fair value measurements. In accordance with SFAS No. 157, the definition of fair value retains the exchange price notion, and exchange price is defined as the price in an orderly transaction between market participants to sell an asset or transfer a liability. If there is a principal market for the asset or liability, the fair value measurement should reflect that price, whether that price is directly observable or otherwise used in a valuation technique. Depending on the asset or liability being valued, the inputs used to determine fair value can range from observable inputs (i.e. prices based on market data independent from the entity) and unobservable inputs (i.e. entity’s own assumptions about the assumptions that market participants would use). SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the provisions of SFAS No. 157 to determine the potential impact, if any, the adoption will have on WABCO’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to voluntarily choose to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.

SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. WABCO is currently evaluating the provisions of SFAS No. 159 to determine the potential impact, if any, the adoption will have on WABCO’s financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with those accounting principles requires us to make judgments and estimates that affect the amounts reported in the financial statements and accompanying notes. Those judgments and estimates have a significant effect on the financial statements because they result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Actual results could differ from those estimates. We frequently re-evaluate our judgments and estimates that are based upon historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

We believe that of our significant accounting policies (see Note 2 of Notes to Annual Financial Statements), the ones that may involve a higher degree of uncertainty, judgment and complexity are stock-based compensation, post-retirement benefits, warranties, income taxes and commitments and contingencies.

Stock-Based Compensation—American Standard adopted the provisions of Statement of Financial Accounting Standard No. 123 (Revised 2004) (“FAS 123R”), Share Based Payments on January 1, 2006. FAS 123R requires American Standard to measure and recognize in its combined statement of income the expense associated with all share-based payment awards made to employees and directors including stock options, restricted stock units, restricted stock grants and discounts on employee stock purchases associated with the Employee Stock Purchase Plan (“ESPP”) based on estimated fair values. American Standard utilizes the Black-Scholes option valuation model to measure the amount of compensation expense to be recognized for each option award. There are several assumptions that must be made when using the Black-Scholes model such as the expected term of each option, the expected volatility of the stock price during the expected term of the option, the expected dividends to be paid and the risk free interest rate expected during the option term. American Standard has reviewed each of these assumptions carefully and based on the analysis discussed in Note 5 of Notes to Financial Statements determined its best estimate for these variables. Of these assumptions, the expected term of the option and expected volatility of American Standard’s common stock are the most difficult to estimate since they are based on the exercise behavior of employees and expected performance of American Standard’s stock. An increase in the volatility of American Standard’s stock will increase the amount of compensation expense on new awards. An increase in the holding period of options will also cause an increase in compensation expense. Dividend yields and risk-free interest rates are less difficult to estimate, but an increase in the dividend yield will cause a decrease in expense and an increase in the risk-free interest rate will increase compensation expense.

Post-Retirement Benefits—Our employees participate in a number of American Standard’s benefit plans, as well as benefit plans established specifically for our operations. Plans sponsored by American Standard include an Employee Stock Ownership Plan (the “ESOP”) and a 401(k) savings plan (the “Savings Plan”) for WABCO’s U.S. salaried employees and certain U.S. hourly employees, and a pension plan (“the Cash Balance Plan”) for certain U.S. salaried and non-union employees. The ESOP and Savings Plan are individual-account defined contribution plans. In addition, certain U.S. employees covered by collective bargaining arrangements participate in defined benefit plans that are sponsored by American Standard. Internationally, our employees in certain countries, primarily Germany and the United Kingdom, participate in defined benefit plans sponsored by local legal entities. We have significant pension and post-retirement benefit costs and liabilities that are developed from actuarial valuations either by American Standard or local entities. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets, mortality rates, merit and promotion increases and the health care cost trend rate. American Standard as well as our local entities are required to consider current market conditions, including changes in interest rates and health care costs, in making their assumptions. Changes in the related pension and post-retirement benefit costs or liabilities may occur in the future due to changes in the assumptions. A decrease of one percentage point in the assumed rate of return on plan assets and a decrease of one percentage point in the discount rate applied to projected benefit obligations would increase annual pension expense by approximately $6.7 million. The discount rates used are based on relevant indices of corporate and government securities, the duration of the liability and appropriate judgment. The assumptions as to the expected long-term rates of return on plan assets are based upon the composition of plan assets, historical long-term rates of return on similar assets and current and expected market conditions. See the disclosures about pension and post-retirement obligations, the composition of plan assets, assumptions and other matters in Note 11 of Notes to Annual Financial Statements.

Warranties—Estimated product warranty expenses are accrued in cost of good sold at the time the related sales are recognized. Estimates of warranty expenses are based primarily on warranty claims experience and specific customer contracts. Warranty expenses include accruals for basic warranties for product sold, as well as accruals for product recalls, service campaigns and other related events when they are known and estimable.

To the extent we experience changes in warranty claim activity or costs associated with servicing those claims, our warranty accrual is adjusted accordingly. Warranty accrual estimates are updated based upon the most current warranty claims information available. Such changes in estimates, including foreign exchange effects increased warranty expense by a net of $10 million in 2006 and decreased warranty expense by $6.2 million in 2005. See Note 13 of Notes to Annual Financial Statements for a three-year summary of warranty costs.

Income taxes—We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to decrease the net deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to increase the net deferred tax assets would increase income in the period such determination was made. Deferred tax assets have been reduced by a valuation allowance of $1.3 million. We also estimate our effective income tax rate periodically, considering all known factors and the estimated effects of future events or tax planning strategies that can cause that rate to vary from the statutory rate. Estimating the outcome of future events is inherently uncertain and final resolution of those events can cause the effective rate to vary significantly.

On January 1, 2007, WABCO adopted the provision of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides recognition criteria and a related measurement model for tax positions taken by companies. In accordance with FIN 48, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The adoption of FIN 48 did not have a material impact on WABCO’s financial statements.

Commitments and Contingencies—We are subject to proceedings, lawsuits and other claims related to products and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of liability to be recorded, if any, for these contingencies is made after careful analysis of each individual issue. The liabilities recorded may change in the future, possibly by significant amounts, due to new developments in any of the matters.

As part of a multi-company investigation, American Standard and certain of its European subsidiaries engaged in the Bath and Kitchen business have been charged by the European Commission for infringements of

European Union competition rules relating to the distribution of bathroom fixtures and fittings in a number of European countries. Pursuant to the Indemnification and Cooperation Agreement, WABCO and certain of our subsidiaries will be responsible for, and will indemnify American Standard and its subsidiaries (including certain subsidiaries formerly engaged in the Bath and Kitchen business) and their respective affiliates against any fines related to this investigation. See “Business—Legal Proceedings” for additional discussion of the procedural history, response, hearing and appeals process related to the European Commission investigation.

We expect that this investigation will result in the imposition of a fine, however we are unable to reasonably estimate the loss or range of loss that may result from this matter for the reasons that follow. The European Commission recently adopted new fining guidelines (the “2006 Guidelines”) and stated their intention to apply these guidelines in all cases in which a Statement of Objections is issued after September 2006. To date, the Commission has not imposed any fines under the 2006 Guidelines, although it is anticipated that the Commission will apply the 2006 Guidelines to impose higher fines than those which would have resulted from application of the prior fining guidelines. Under the 2006 Guidelines, the Commission will determine a “basic amount” of the fine by considering the value of the sales of goods to which the infringement relates, the gravity of the infringement and its duration. In applying the 2006 Guidelines, the Commission retains considerable discretion in calculating the fine, including discretion as to the determination of the “basic amount”, evaluation of the aggravating and mitigating circumstances and the availability of leniency and the assessment of the overall deterrent effect of the fine. If the Commission were to apply the 2006 Guidelines to the allegations as set forth in the Statement of Objections, the fine would be significant primarily due to the breadth of the allegations and the alleged duration of the infringement. The Company and American Standard intend to present defenses to the allegations in the Statement of Objections. Article 23 of Council Regulation No. 1/2003 provides for a maximum fine equal to 10% of the parent company’s (i.e., American Standard’s) worldwide revenue attributable to all of its products for the fiscal year prior to the year in which the fine is imposed. If the maximum fine were levied in 2007, the total liability would be approximately $1.1 billion based on American Standard’s worldwide revenue in 2006 subject to a possible reduction for leniency of at least 20% provided the leniency applicant fulfills all conditions set forth in the Commission’s leniency notice. Further, the effect, if any, of the spin-off of WABCO from American Standard and the sale of its Bath and Kitchen business on the calculation of such 10% liability cap is unclear. In any event, the fine imposed by the Commission could be material to WABCO’s operating results and cash flows for the year in which the liability would be recognized or the fine paid. However, we believe that payment of the fine will not have a material adverse effect on the financial condition or liquidity of WABCO due to WABCO’s anticipated operating cash flows and debt financing ability (including provisions in WABCO’s new credit facility that, subject to compliance with liquidity covenants, would permit WABCO to borrow funds to pay any such fine).

Also, in connection with the separation of WABCO from American Standard, pursuant to the Tax Sharing Agreement and the Separation and Distribution Agreement, we will assume certain contingent non-U.S. tax liabilities and certain contingent environmental liabilities relating to American Standard’s Bath and Kitchen business. The contingent tax liabilities that will be assumed by WABCO include liabilities associated with indemnification claims with respect to non-U.S. taxes (including income tax, value added tax and withholding tax) that may be made by a buyer of the Bath and Kitchen business for taxable periods during which American Standard owned and operated the Bath and Kitchen business up to the earlier of the date of the closing of the sale of the Bath and Kitchen business or December 31, 2007. We have included in our Unaudited Pro Forma Financial Statements $38.6 million of existing Bath and Kitchen accruals for contingent income tax liabilities, calculated in accordance with FIN 48, previously accrued by American Standard. WABCO is not aware of any other contingent non-U.S. tax liabilities. Additionally, we will indemnify American Standard for any losses it suffers in connection with its indemnification obligations to the purchaser of its Bath & Kitchen business for any unknown environmental liabilities that are retained by American Standard in connection with its sale of the Bath & Kitchen business. The Bath & Kitchen business includes 54 facilities operating in 23 countries. Based on current information, WABCO is not aware of any contingent environmental matters that would be required to be reflected in the financial statements.

Cyclical and Seasonal Nature of Business

The industry we operate in is cyclical. Over 70% of our sales are for newly manufactured trucks, buses and trailers, the production of which follows long investment cycles and is impacted by macro economic factors and legislation. Global manufacturing outputs have consistently been growing since 2001 and the industry is expecting a downturn, in some markets, next year. Our most important market is Western Europe. Historically, the Western European market has had less volatility than other markets. In 2007, the Western European market is expected to increase approximately 5%-7% as compared to 2006. Demand in our North American market is estimated to decline by approximately 40% for Class 8 heavy duty commercial vehicles in 2007 due primarily to higher 2006 production and sales of such vehicles in advance of engine emissions regulations in the United States which took effect in 2007. Approximately 11% of our total sales come from the North American market. The continued adoption of new technologies by truck and bus manufacturers helps to mitigate the impact of declines in truck and bus production. The vehicle controls industry is not subject to seasonal impacts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We conduct operations through subsidiaries in most of the major countries of Western Europe, Brazil, Poland, China, South Korea and Japan as well as the US. In addition, we conduct business in some countries through affiliated companies and partnerships in which we own 50% or less of the stock or partnership interest. Fluctuations in currency exchange rates have a significant impact on the reported results of our operations, which are presented in U.S. dollars. The largest of these exposures to currency exchange rates is between the Euro and U.S. Dollar. We believe our primary exposures to changes in currency exchange rates are associated with the following:

•

Translation—We face foreign currency exposure that arises from translating the results of our operations to the U.S. dollar at exchange rates that have fluctuated throughout the year. A hypothetical 10% weakening of all other currencies in relation to the U.S. dollar would have resulted in an approximate $14.7 million reduction in the 2006 reported net income.

•

Sourcing and manufacturing strategy—A significant and growing portion of our products are sourced and manufactured in currencies different than the currency in which they are sold resulting in increased exposure to foreign exchange risks. Based on our 2006 transaction flow, a 10% weakening of all other currencies in relation to the U.S. dollar would have resulted in an approximate $7.8 million increase in the 2006 reported net income.

•

Transaction gains and losses—Certain of our monetary assets and liabilities are denominated in currencies other than the functional currency of the respective entity. Based on December 31, 2006 balances, a 10% weakening of all other currencies in relation to the U.S. dollar would have resulted in an approximate $1.3 million increase in the 2006 reported net income.

The aggregate impact of a hypothetical 10% weakening of all other currencies in relation to the U.S. dollar relating to the abovementioned exposures would have resulted in an approximate $5.6 million decrease in the 2006 reported net income.

As of March 31, 2007, our primary exposure continues to be fluctuations in currency exchange rates and the associated impact on the reported results of our operations, which are reported in U.S. dollars.

BUSINESS

Overview

Founded in the U.S. in 1869 as Westinghouse Air Brake Company (WABCO), the Vehicle Control Systems business was acquired by American Standard in 1968. The Vehicle Control Systems business operates under the WABCO® name and produces a variety of control systems that improve vehicle performance and safety and reduce overall vehicle operating costs for the world’s leading commercial truck, trailer, bus and passenger car manufacturers. Specifically, WABCO manufactures and sells advanced braking, stability, suspension, transmission control and air compressing and processing systems.

Based on internal estimates, WABCO products are included in approximately two out of three commercial vehicles with advanced vehicle control systems and offered in sophisticated, niche applications in cars and sport utility vehicles (SUVs). WABCO continues to grow in more parts of the world as it provides more components and systems throughout the life of a vehicle, from design and development to the aftermarket in more parts of the world.

Europe represents approximately 74% of WABCO’s revenues, with the remainder coming primarily from the Americas and Asia. WABCO’s products are also manufactured in Europe, Asia and in the Americas.

WABCO SALES

BY GEOGRAPHY	MAJOR END-MARKETS

	• Truck & Bus products (OEMs) • Trailer products • Aftermarket • Car products	% of Sales 65% 10% 22% 3%

Products and Services

WABCO develops, manufactures and sells advanced braking, stability, suspension and transmission control systems primarily for commercial vehicles. WABCO’s largest-selling products are pneumatic anti-lock braking systems (ABS), electronic braking systems (EBS), automated manual transmission systems, air disk brakes, and a large array of conventional mechanical products such as actuators, air compressors and air control valves for heavy- and medium-sized trucks, trailers and buses. WABCO also supplies advanced electronic suspension controls and vacuum pumps to the car and SUV markets in Europe and North America. In addition, WABCO sells replacement parts, diagnostic tools, training and other services to commercial vehicle aftermarket distributors, repair shops, and fleet operators.

WABCO is a leader in improving highway safety, with products that help drivers avoid accidents by enhancing vehicle responsiveness and stability. For example, WABCO offers a stability control system for trucks and buses that constantly monitors the vehicle’s motion and dynamic stability. If the system detects a vehicle instability such as the driver swerving to avoid another vehicle—it responds by applying the brakes at specific wheels, or slowing the vehicle down to prevent instability or a rollover.

WABCO’s key products and functions are described below.

WABCO KEY PRODUCTS
SYSTEM / PRODUCT	FUNCTION
Actuators Air Dryer/APU	Actuates Brakes in Trucks, Buses, Trailers
Air Compressors and Air Processing/Air Management Systems	Provides Clean, Compressed Air for Braking, Suspension and other Pneumatic Systems on Trucks, Buses, Cars
Air Disc Brakes	Transmits Power of Braking System to the Wheel for Trucks, Buses, Trailers
Anti-lock Braking Systems (ABS)	Prevents Wheel Locking during Braking for Trucks, Buses, Trailers
Conventional Braking Systems	Mechanical and Pneumatic Control of Braking Systems for Trucks, Buses, Trailers
Electronic Braking Systems (EBS)	Electronic Controls of Braking Systems for Trucks, Buses, Trailers
Electronic and Conventional Air Suspension Systems	Provides Stability, Comfort and Even Weight Distribution for Trucks, Buses, Trailers, Cars
Automated Manual Transmission Systems	Automates Gear Shifting for Trucks and Buses manual transmission
Vehicle ESC/RSS	Provides Stability during Deceleration for Trucks, Buses, Trailers

WABCO has marketing and product management structures in place to develop product strategies and support the implementation across its customer base and markets.

Key Markets and Trends

Electronically controlled products and systems are an important growth segment of our business. The market for these products is driven primarily by the growing electronics content of control systems in commercial vehicles. The electronics content has been increasing steadily with each successive platform introduction, as original equipment manufacturers (OEMs) look to improve safety and performance through added functionalities, and meet evolving regulatory safety standards. Although the pace varies, this growth trend is directionally prevalent in all major geographies, and braking systems are part of this broader shift from conventional to advanced electronic systems. In addition to increasing safety, improving stopping distances, and reducing installation complexity, advanced EBS also allow for new functionality to be introduced into vehicles at a lower price. The new functionality includes stability control, adaptive cruise control, automated transmission controls, air disc brakes, brake performance warning, vehicle diagnostics, driver assistance systems and engine braking/speed control. Adaptive cruise control uses sensors to detect proximity to other vehicles and automatically adjusts speed. Automated transmission controls reduce the amount of gear shifting, resulting in less physical effort and training required for drivers, less component wear, fewer parts, better fuel efficiency, and enhanced driver safety and comfort.

A fundamental driver of demand for WABCO’s products is commercial truck production. Commercial truck production generally follows a multi-year cyclical pattern. While the number of new commercial vehicles built fluctuates each year, WABCO has demonstrated the ability to grow in excess of these fluctuations by increasing the amount of content on each vehicle. For example, over the past 5 years, WABCO’s European sales to truck and bus OEM customers grew at an average annual rate of approximately 10%, excluding the impact of currency exchange rates, which exceeds industry truck builds in its key markets.

Year to Year Change	2002	2003	2004	2005	2006	Average Change
Sales to European T&B OEMs (at a constant FX rate)	+2%	+9%	+23%	+6%	+10%	+10%
Western European T&B Production	-5%	+5%	+19%	+5%	+5%	+6%

Customers

WABCO and its affiliates sell its products primarily to four groups of customers around the world: truck and bus (OEMs), trailer OEMs, commercial vehicle aftermarket distributors for replacement parts and services, and major car manufacturers. WABCO’s largest customer is DaimlerChrysler, which accounts for approximately 15% of WABCO sales. Other key customers include Arvin Meritor, Cummins, Fiat (Iveco), Ford, General Motors, Hino, Hyundai, ITE, MAN, Meritor WABCO, Nissan, Paccar (DAF, Kenworth, Leyland and Peterbuilt), SAF, Scania, Volvo (Mack and Renault) and ZF. In 2005, DaimlerChrysler’s global logistics organization and IVECO honored WABCO as a “supplier of the year,” and readers of three leading German trade magazines voted WABCO “best brand in brakes.”

The largest group of WABCO’s customers, representing approximately 65% of sales, consists of truck and bus OEMs who are large, increasingly global and few in number due to continued consolidation (driven largely by European players). As truck and bus OEMs grow globally, they expect suppliers to grow with them beyond their traditional markets and become reliable partners, especially in the development of new technologies. WABCO has a strong reputation for technological innovation and often collaborates closely with major OEM customers to design and develop the technologies used in its products. WABCO’s products play an important role in vehicle safety and there are few competing suppliers for the products. As a result, pricing pressure, though increasing, is generally lower than for providers of more commoditized products or passenger cars and light truck product suppliers.

The second largest group, representing approximately 22% of sales, consists of the commercial vehicle aftermarket distributor network that provides replacement parts to commercial vehicle operators. This distributor network is a fragmented and diverse group of customers, covering a broad spectrum from large OE-affiliated or owned distributors to small independent local distributors. The increasing number of commercial trucks in operation world-wide that are equipped with WABCO’s products continuously increases demand for replacement parts and services, thus generating a growing stream of recurring aftermarket revenues. Additionally, WABCO intends to develop an array of service offerings such as diagnostics, training and other services to repair shops and fleet operators that will further enhance our presence and growth in the commercial vehicle aftermarket.

The next largest group, representing approximately 10% of sales, consists of trailer manufacturers. Trailer manufacturers are also a fragmented group of local or regional players with great diversity in business size, focus and operation. Trailer manufacturers are highly dependent on suppliers such as WABCO to provide technical expertise and product knowledge. Similar to truck and bus OEMs, trailer manufacturers rely heavily on WABCO’s products for important safety functions and superior technology.

The smallest group, representing approximately 3% of sales, consists of car and SUV manufacturers to whom WABCO sells electronic air suspension systems and vacuum pumps. Electronic air suspension is a luxury feature with increasing penetration and above market growth. Vacuum pumps are used with diesel engines and, therefore, enjoy higher than average growth rates associated with increasing diesel applications in Europe and Asia. These customers are typically large, global, sophisticated and demand high product quality and overall service levels.

WABCO addresses its customers through a global sales force that is organized around key accounts and customer groups and interfaces with product marketing and management to identify opportunities and meet customer needs across its product portfolio.

Growth Strategy

WABCO’s growth strategy is focused on four key platforms: technology innovation, geographic expansion, aftermarket growth and opportunistic automotive application of our products and systems. Drivers of growth for both our aftermarket and advanced car systems are discussed in the Customers section above.

Technology

WABCO continues to drive growth by utilizing its industry-leading expertise in developing electronically controlled systems, including braking, transmission automation, air suspension and air management systems. WABCO has a strong track record of innovation and is responsible for some of the industry’s most important innovations including:

•	First heavy-duty truck anti-lock braking system (ABS).

•	First electronically controlled air suspension (ECAS) system for commercial vehicles.

•	First commercial vehicle automated manual transmission controls system.

•	First electronic stability control (ESC) system for commercial vehicles.

•	First integrated vehicle tire pressure monitoring system (IVTM) for commercial vehicles, developed in partnership with Michelin.

WABCO continues to expand its product and technology portfolio by introducing new products and functionalities, and by improving the penetration of recently launched technologies. Advanced products and functionalities are typically developed and adopted first in Europe and then migrate to North America and Asia. Important examples include the adoption of ABS and automated transmission systems that were first widely adopted in European markets before starting to penetrate North America. Over the last three years, WABCO spent approximately $212 million for research activities, product development and product engineering.

WABCO is also focused on longer-term opportunities, particularly in the areas of emissions controls and Driver Assistance Systems (DAS). DAS is a technology concept that involves connecting advanced sensors with truck control devices, such as braking and steering systems as well as engine controls, to improve safety and avoid collisions. WABCO has already launched some of the elements that would allow this concept to be brought to market, such as the adaptive cruise control already in use by several OEMs, and is well positioned for future growth in this area.

Geographic Expansion

WABCO and its affiliates continue to drive sales in high growth markets in Eastern Europe, China and India. In Eastern Europe, WABCO has been manufacturing products since 2001. The market in Eastern Europe has been experiencing rapid growth and WABCO has established relationships with local customers.

China is a key growth market for WABCO. The number of trucks built in the country is continuing to increase and adoption of the advanced systems and products made by WABCO is increasing. WABCO has been in China since 1996 and is the leading provider of ABS systems, with a strong brand and established customer relationships. In the short-to medium-term, growth will be driven by the enforcement of new regulations making ABS mandatory on trucks, buses and trailers, of which WABCO is well positioned to take advantage. Additional near term growth will be driven by introducing new products into the local market such as air compressors, clutch servos and automated manual transmission systems. To serve the growing demand for its products both in China and for export, WABCO has two facilities to manufacture conventional products, advanced systems such as ABS, and new modular air compressors. In order to make sure opportunities in Asia receive enough focus and management attention WABCO has increased its management presence in the region.

India is another future growth market for WABCO due to the number of trucks being built as well as the expected future adoption of more advanced systems in commercial vehicles. WABCO currently participates in the market through a joint venture with TVS Group (Sundaram-Clayton Ltd.), which sells primarily conventional products, as the more advanced systems have yet to be introduced. India also provides WABCO a strong base for sourcing and engineering activities, which WABCO is actively developing.

Competition

Given the importance of technological leadership, vehicle life-cycle expertise, reputation for quality and reliability, and the growing joint collaboration between OEMs and suppliers to drive new product development, the space in which WABCO mostly operates has not historically had a large number of competitors. WABCO’s principal competitors are Knorr-Bremse (Knorr’s U.S. subsidiary is Bendix Commercial Vehicle Systems) and, in certain categories, Haldex. In the advanced electronics categories, automotive players such as Siemens-VDO, Bosch (automotive), and Continental have recently been present in some commercial vehicle applications. In the mechanical product categories, several Asian competitors are emerging although they are more focused on low complexity mechanical products rather than the advanced electronic systems that WABCO emphasizes.

Manufacturing & Operations

As of February 22, 2007, WABCO conducted its manufacturing activities at 12 plants in 9 countries.

Location	Major Products Manufactured at Location
Campinas, Brazil	Vehicle control systems
Leeds, England	Vacuum pumps
Claye-Souilly, France	Vehicle control systems
Hanover, Germany	Vehicle control systems
Mannheim, Germany	Foundation brakes
Gronau, Germany	Compressors and hydraulics
Meppel, Netherlands	Actuators
Wroclaw, Poland	Vehicle control systems
Qingdao, China	Braking systems
Jinan, China	Braking systems
Pyungtaek, Korea	Braking systems
Charleston, United States	Compressors

All of the plants described above are owned by WABCO, except for Claye-Souilly, France, Meppel, Netherlands, Jinan, China and Charleston, U.S., which are leased. Our properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry out our business. In 2006, the manufacturing plants, taken as a whole, met our capacity needs.

We also own or lease warehouse and office space for administrative and sales staff. Our headquarters, located in Brussels, Belgium, and our executive offices, located in Piscataway, New Jersey, are leased.

Most of WABCO’s manufacturing sites and distribution centers produce and/or house a broad range of products and serve all different types of customers. Currently, over 40% of WABCO’s manufacturing workforce is located in low cost countries, compared with approximately 10% in 1999. Facilities in low cost countries have helped reduce costs on the simpler and more labor-intensive products, while the facilities in Western Europe are focused on producing more complex technologies. All facilities globally are deploying Six Sigma Lean initiatives to improve productivity and reduce costs. By applying the Six Sigma philosophy and tools we seek to improve quality and predictability of our process by minimizing variations and adjusting the mean. Lean is geared towards eliminating waste in our supply chain, manufacturing and administrative processes. Both methodologies are customer driven and data based. In addition, WABCO’s global supply chain team makes decisions on where to manufacture which products taking into account such factors as local and export demand, customer approvals, cost, key supplier locations and factory capabilities.

WABCO’s global sourcing organization purchases a wide variety of components including electrical, electro-mechanical, cast aluminum products and steel, as well as copper, rubber and plastic containing components that represent a substantial portion of manufacturing costs. WABCO sources products on a global basis from three key regions: Western Europe, Central and Eastern Europe and Asia. To support the continuing shift of manufacturing to low cost countries, WABCO also continues to shift more of its sourcing to low cost regions. Under the leadership of the global sourcing organization, which is organized around commodity groups, WABCO identifies and develops key suppliers and seeks to integrate them as partners into its extended enterprise. Many of its western suppliers are accompanying WABCO on its move to low cost countries. Since 1999, the share of sourcing from low cost regions has increased from 10% to approximately 35%.

WABCO has developed a strong position in the design, development, engineering and testing of its products, components and systems. WABCO is generally regarded in the industry as a systems expert, having in-depth technical knowledge and capabilities to support the development of advanced technology applications. Key customers depend on WABCO and will typically involve WABCO very early in the development process as they begin designing next generation platforms. WABCO has over 800 employees dedicated to developing new products, components and systems as well as supporting and enhancing current applications. WABCO’s “front-end” development engineers are based near customers, generally in Western Europe, and supported by sales engineers that are partially resident in customer locations. WABCO also has significant resources in low cost countries performing “back-end” functions such as drawings, testing and software component development. WABCO operates test tracks in Germany, Finland (for extreme weather test conditions) and India (through its Sundaram-Clayton Ltd. joint venture).

Joint Ventures

We use joint venture partners globally to expand and enhance our access to customers. Our important joint ventures are:

•	A 50 percent owned joint venture in North America with Arvin Meritor Automotive Inc. (Meritor WABCO) that markets ABS and other vehicle control products.

•	A majority-owned (70%) partnership in the U.S. with Cummins Engine Co. (WABCO Compressor Manufacturing Co.), a manufacturing partnership formed to produce air compressors designed by WABCO.

•	A majority-owned joint venture (70%) in China with Mingshui Automotive Fitting Factory (MAFF) that provides conventional mechanical products to the local market.

•	A majority-owned joint venture (90%) in Japan with Sanwa-Seiki that distributes WABCO’s products in the local market.

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Minority equity investments in joint ventures in India with TVS Group (39%) (Sundaram-Clayton Ltd.) and in South Africa, WABCO has a 49 percent ownership joint venture with Sturrock & Robson Ltd (WABCO SA), a distributor of braking systems products.

Employees

WABCO employs approximately 7,000 people. Approximately 40% of the employees are salaried and 60% are hourly. Approximately 85% of the workforce is in Europe, 9% is in Asia, and the remaining 6% is in the Americas. All but approximately 240 of WABCO’s employees are permanent employees. Approximately 800 employees work in engineering/product development.

Employees located in our sites in Europe, Asia and South America are subject to collective bargaining, with internal company agreements or external agreements at the region or country level. These employees’ right to strike is typically protected by law and union membership is confidential information which does not have to be provided to the employer. Our U.S. facilities are non-union. We have maintained good relationships with our employees around the world and historically have experienced very few work stoppages.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations, and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property claims of others.

We own a large portfolio of patents that principally relate to our products and technologies, and we have, from time to time, licensed some of our patents. Patents for individual products and processes extend for varying periods according to the date of patent filing or grant and the legal term of patents in various countries where patent protection is obtained.

The WABCO brand is also protected by trademark registrations throughout the world in the key markets in which WABCO products are sold.

While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position is dependent upon patent and trademark protection or that our operations are materially dependent upon any single patent or group of related patents.

Pre-Distribution Reorganization

As part of the separation of WABCO and the planned sale of American Standard’s Bath and Kitchen business, American Standard has engaged in a global reorganization of over 300 subsidiaries in order to separate American Standard’s three businesses. The separation and reorganization has required realignment of many entities, based primarily on their lines of business as well as tax considerations and other regulatory constraints. As part of the reorganization, certain legal entities that in the past had operations in the Vehicle Control Systems business as well as the Air Conditioning Systems and Services business or the Bath and Kitchen business were assigned to WABCO. Following the reorganization, none of our subsidiaries will continue to operate in, or hold assets of, the Air Conditioning Systems and Services business or the Bath and Kitchen business. The Separation and Distribution Agreement provides for the implementation of this reorganization as well as the allocation of certain assets and liabilities among WABCO, the Air Conditioning Systems and Services business and the Bath and Kitchen business.

Legal Proceedings

In addition to the matters described below, we are party to a variety of legal proceedings that arise in the normal course of our business. While the results of these legal proceedings cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect on our combined results of operations or financial position.

De Chassinel litigation

In Société de Chassinel Sarl (plaintiff) vs. WABCO France SNC and WABCO Fahrzeugsysteme GmbH (WABCO France), the plaintiff sued WABCO France and other defendants in the Commercial Court of Dijon (France) in connection with a product liability claim. This claim, amounting to Euro 2 million, relates to a fire in a warehouse that destroyed the plaintiff’s inventory of straw as well as vehicles and equipment. The fire was caused by a defect in one of the plaintiff’s trucks, which was parked in the warehouse. WABCO Fahrzeugsysteme supplied the allegedly defective suspension systems (ECAS) to the truck manufacturer, MAN. The trucks were customized by a company called Durand for the plaintiff’s specific use. WABCO France rejected liability on the basis that it believes that the cause of the problem is to be found either in the customization process performed by Durand, or by the wrong adjustment of the ECAS by the truck manufacturer, MAN. The Court appointed a technical expert to assess whether or not the ECAS supplied by WABCO Fahrzeugsysteme was defective. The expert has not rendered its conclusions yet. The expert has been inactive for about one year and the plaintiff has made no attempt to speed up the expertise proceedings.

The European Commission Investigation

In November 2004, American Standard was contacted by the European Commission as part of a multi-company investigation into possible infringement of European Union competition regulations relating to the distribution of bathroom fixtures and fittings in certain European countries. In November 2005, the European Commission sent American Standard a written request for information. On March 28, 2007, American Standard received an administrative complaint entitled a Statement of Objections from the European Commission alleging infringements of European Union competition rules by numerous bathroom fixture and fittings companies, including American Standard and certain of its European subsidiaries engaged in the Bath and Kitchen business. Certain of these legal entities will be transferred to WABCO as part of a legal reorganization that will occur prior to the Distribution. American Standard and certain of its subsidiaries and, following the legal reorganization, certain of our subsidiaries will be jointly and severally liable for any fines that result from the investigation. However, pursuant to the Indemnification and Cooperation Agreement, WABCO and certain of our subsidiaries will be responsible for, and will indemnify American Standard and its subsidiaries (including certain subsidiaries formerly engaged in the Bath and Kitchen business) and their respective affiliates against any fines related to this investigation.

American Standard, WABCO and the charged subsidiaries are carefully reviewing the Statement of Objections and will respond to the European Commission on or prior to July 4, 2007, the due date for the response. Following the submission of this written response, a hearing with the European Commission to present evidence regarding the response to the Statement of Objections is expected to occur sometime in the third quarter of 2007. Following the hearing, the European Commission could, among other things, issue a new Statement of Objections or request additional information before adopting a decision or adopt a decision imposing a fine. A fine would be required to be paid within three months of the decision, unless imposition of any such fine were appealed within two months of the decision in which case we would be required to pay the fine or to provide a bank guarantee for the full amount of the fine plus interest. The appeals process could take as long as 5-7 years during which time WABCO would not have access to such funds or would be required to provide the guarantee.

See “Notes to Quarterly Financial Statements—Note 4. Warranties, Guarantees, Commitments and Contingencies—Contingencies—Litigation.”

Environmental Matters

WABCO’s operations are subject to local, state, federal and foreign environmental laws and regulations that govern activities or operations that may have adverse environmental effects and which impose liability for clean-up costs resulting from past spills, disposals or other releases of hazardous wastes and environmental compliance. Generally, the international requirements that impact the majority of WABCO’s operations tend to be no more restrictive than those in effect in the U.S.

Throughout the world, WABCO has been dedicated to being an environmentally responsible manufacturer, neighbor and employer. WABCO has a number of proactive programs under way to minimize its impact on the environment and believes that it is in substantial compliance with environmental laws and regulations. Manufacturing facilities are audited on a regular basis. Ten WABCO manufacturing facilities have Environmental Management Systems (EMS), which have been certified as ISO 14001 compliant. These facilities are those located in:

Claye-Souilly, France	Hannover, Germany
Gronau, Germany	Pyungtaek, Korea
Leeds, UK	Mannheim, Germany
Meppel, Netherlands	Wroclaw, Poland
Qingdao, China	Jinan, China

A number of WABCO’s facilities are undertaking responsive actions to address groundwater and soil issues. Expenditures in 2006, 2005 and 2004 to evaluate and remediate these sites were not material.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth information as of                     , 2007, regarding individuals who are expected to serve as our directors and/or executive officers following the distribution, including their anticipated positions with our company following the distribution.

We expect that our Board of Directors following the distribution will be comprised of eight directors, at least a majority of whom will be considered independent under the independence requirements of the New York Stock Exchange. Our Board of Directors will be divided into three classes with staggered terms, which means that directors in one of the classes will be elected each year for a new three-year term. We expect that Class I directors will have an initial term expiring in 2008, Class II directors will have an initial term expiring in 2009 and Class III directors will have an initial term expiring in 2010.

Name	Age	Position(s)	Director Class
G. Peter D’Aloia	62	Director
Dr. Juergen Gromer	62	Director
James F. Hardymon	72	Director and Chairman of the Board
Kenneth J. Martin	52	Director
Michael Smith	63	Director
Jacques Esculier	47	Chief Executive Officer and Director
Nikhil M. Varty	42	Vice President, Compression & Braking	N/A
Jean-Christophe Figueroa	44	Vice President, Vehicle Dynamics and Controls	N/A
Dr. Christian Wiehen	52	Vice President, Product Development	N/A
Ulrich Michel	44	Chief Financial Officer	N/A
Malcolm Gilbert	55	Treasurer	N/A
Todd Weinblatt	38	Controller	N/A

G. Peter D’Aloia has been designated as one of our director nominees. Mr. D’Aloia serves as Senior Vice President and Chief Financial Officer of American Standard, a position he has held since 2000. Before joining American Standard, Mr. D’Aloia worked for Honeywell where he most recently served as Vice President—Business Development. He spent 27 years with Honeywell’s predecessor company, AlliedSignal, in diverse finance management positions. During his career with AlliedSignal, he served as Vice President—Taxes; Vice President and Treasurer; Vice President and Controller; and Vice President and Chief Financial Officer for the Engineered Materials Sector. Early in his career, he worked as a tax attorney for the accounting firm, Arthur Young and Company. Mr. D’Aloia is a Director of FMC Corporation and AirTran Airways.

Dr. Juergen Gromer has been designated as one of our director nominees. He has been President of Tyco Electronics since April 1999 and became President and Vice Chairman of Tyco Electronics in January 2006. Dr. Gromer formerly held senior management positions from 1990 to 1998 at AMP (acquired by Tyco in April 1999) including Senior Vice President of Worldwide Sales and Services, President of the Global Automotive Division, and Vice President of Central and Eastern Europe, and General Manager of AMP Germany. Dr. Gromer has over 20 years of AMP and Tyco Electronics experience, serving in a wide variety of regional and global assignments. He is Chairman of the Board of the Society for Economic Development of the District Bergstrasse/Hessen, a member of SAE and the Advisory Board of Commerzbank, a Director of the Board and Vice President of the American Chamber of Commerce in Germany, and a member of the Board of RWE Rhein-Ruhr AG.

James F. Hardymon has been designated as one of our director nominees. He is expected to be elected by our board of directors as our Chairman of the Board. Mr. Hardymon served as a director of American Standard from 1999-2007. Mr. Hardymon was the Chairman and Chief Executive Officer of Textron, Inc., a manufacturing and financial services business, from 1993 to 1998 and continued as Chairman until his retirement in 1999. Previously, Mr. Hardymon had been Chief Executive Officer since 1992, and President and Chief Operating

Officer since 1989. Prior to his affiliation with Textron, he served from 1961 to 1989 in various executive capacities with Emerson Electric Co. Mr. Hardymon is a director of Circuit City Stores, Inc. and Lexmark International, Inc. Mr. Hardymon is also a member of the Advisory Board of Investcorp International, Inc. He has served on 10 corporate boards and as chairman of three NYSE-traded companies.

Kenneth J. Martin has been designated as one of our director nominees. He is Chief Financial Officer and Vice Chairman of Wyeth (formerly American Home Products). Mr. Martin joined American Home Products in 1984 as Assistant Director of Corporate Compliance and subsequently held the positions of Assistant Vice President of Finance for American Home Food Products. In 1989, he was appointed Vice President and Comptroller of American Home Products Corporation. In 1992, he became Executive Vice President for American Home Food Products. Two years later, he was promoted to Executive Vice President of Whitehall-Robins Healthcare and in 1995, President of American Home Food Products. He was named President of Whitehall-Robins Healthcare in 1997 and Senior Vice President and Chief Financial Officer of Wyeth-Ayerst Pharmaceuticals in 1998. In 2000, he was appointed Senior Vice President and Chief Financial Officer of Wyeth and in 2002, he was named Executive Vice President and Chief Financial Officer.

Michael Smith has been designated as one of our director nominees. Mr. Smith is the retired Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation. Prior to his election to those positions in 1997, he had been Vice Chairman of Hughes Electronics and Chairman of the Hughes Aircraft Company. Mr. Smith joined Hughes Electronics in 1985 as Senior Vice President and Chief Financial Officer after spending nearly 20 years with General Motors in a variety of financial management positions. In 1992 he was elected Vice Chairman of Hughes Missile Systems, and in 1995 he was elected Chairman of Hughes Aircraft Company. Mr. Smith is a member of the board of directors of Alliant Techsystems, Inc. and Teledyne Technologies, Inc.

Jacques Esculier is expected to be our Chief Executive Officer and he has been designated as one of our director nominees. Mr. Esculier currently serves as Vice President of American Standard and President of the Vehicle Control Systems business, a position he has held since January 2004. Prior to holding that position, Mr. Esculier served in the capacity of Business Leader for American Standard’s Trane Commercial Systems’ Europe, Middle East, Africa, India & Asia Region from 2002 through January 2004. Prior to joining American Standard in 2002, Mr. Esculier spent more than six years in leadership positions at AlliedSignal/Honeywell. He was Vice President and General Manager of Environmental Control and Power Systems Enterprise based in Los Angeles, and Vice President of Aftermarket Services—Asia Pacific based in Singapore.

Nikhil M. Varty is expected to be our Vice President, Compression and Braking. Mr. Varty currently serves as Vice President, Compression and Braking of the Vehicle Control Systems business, a position he has held since January 2005. Prior to holding that position, Mr. Varty served in the capacity of Chief Financial Officer of the Vehicle Control Systems business. Prior to joining American Standard in June 2001, Mr. Varty had more than 10 years of national and international senior level finance roles with Great Lakes Chemical Corp., Honeywell International/Allied Signal and Coopers & Lybrand.

Jean-Christophe Figueroa is expected to be our Vice President, Vehicle Dynamics and Controls. Mr. Figueroa currently serves as Vice President, Vehicle Dynamics and Controls, of the Vehicle Control Systems business, a position he has held since May 2005. Prior to joining American Standard in 2005, Mr. Figueroa spent 10 years in leadership positions at Valeo in France and Mexico. His last position at Valeo was Group Vice President, Purchasing based in Paris, France.

Dr. Christian Wiehen is expected to be our Vice President, Product Development. Dr. Wiehen currently serves as Vice President Product Development of the Vehicle Control Systems business, a position he has held since January 2005. Dr. Wiehen has been with the Vehicle Control Systems business for 19 years. He has held various leadership positions of increasing responsibility in Engineering, Product Development, Product Marketing and Manufacturing in Germany and in Brussels, Belgium. Prior to joining American Standard in 1988, Dr. Wiehen had been a Lecturer in Engineering at the University of Hannover, Germany.

Ulrich Michel is expected to be our Chief Financial Officer. Mr. Michel currently serves as Chief Financial Officer of the Vehicle Control Systems business, a position he has held since April 2005. Prior to holding that position, Mr. Michel served in the capacity of Chief Financial Officer for American Standard’s Trane Commercial Systems’ EMAIR (Europe, Middle East, Africa & India Region) from 2003 through April 2005. Prior to joining American Standard in 2003, Mr. Michel spent more than six years in financial leadership positions at AlliedSignal/Honeywell with areas of focus including mergers and acquisitions, the Specialty Chemicals business, and the Control Products business in Europe. Before joining AlliedSignal/Honeywell, Mr. Michel spent eight years at Price Waterhouse.

Malcolm Gilbert is expected to be our Treasurer. Mr. Gilbert currently serves as Assistant Treasurer responsible for American Standard treasury activities in Europe and the Middle East and has over 25 years of service with American Standard. Mr. Gilbert first joined American Standard in 1981 as a Financial Analyst with American Standard’s Trane Commercial Systems’ European operations and has held several roles of increasing responsibility throughout the financial and treasury functions in Europe. Mr. Gilbert’s prior experience includes International Paper in Belgium, and the Ford Motor Company in Australia.

Todd Weinblatt is expected to be our Controller. Mr. Weinblatt currently serves as Assistant Controller of American Standard, a position he has held since 2004. Before joining American Standard, Mr. Weinblatt served as Director—Accounting Policy and External Reporting at The Dun & Bradstreet Corporation. His prior experience includes six years at Lucent Technologies Inc., where he was a Senior Manager of Accounting Policy and Mergers/Acquisitions/Divestitures. He began his career with PricewaterhouseCoopers, where he spent five years as an auditor.

Committees of the Board of Directors

Pursuant to our amended and restated by-laws, our Board of Directors will be permitted to establish committees as it deems appropriate. Initially, to facilitate independent director review, to comply with NYSE and SEC rules, and to make the most effective use of our directors’ time and capabilities, our Board of Directors will have the following committees: Audit Committee, Corporate Governance and Nominating Committee, and Management Development and Compensation Committee.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Each member of the Audit Committee will be independent as defined by the NYSE listing standards, and at least one director will satisfy the definition of audit committee financial expert as determined by the SEC. The committee will:

•	review the scope of internal and independent audits; review our quarterly and annual financial statements and annual report on Form 10-K;

•	review the adequacy of management’s implementation of internal controls;

•	review our accounting policies and procedures and significant changes in accounting policies;

•	appoint the independent public accountants and review their independence and performance and the reasonableness of their fees; and

•	review compliance with our Code of Conduct and Ethics, major litigation, compliance with environmental standards and the investment performance and funding of our retirement plans.

Corporate Governance and Nominating Committee

Each member of the Corporate Governance and Nominating Committee will be independent as defined by the NYSE listing standards. The committee will:

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identify individuals qualified to become members of the Board and recommend to the Board director nominees to be presented at the annual meeting of shareholders as well as nominees to fill vacancies on the Board;

•	recommend Board committee memberships, including committee chairpersons;

•	consider and make recommendations concerning director nominees proposed by shareholders;

•	develop and recommend to the Board corporate governance principles for the company and processes for Board evaluations; and

•	review and make recommendations concerning compensation of directors.

Management Development and Compensation Committee

Each member of the Management Development and Compensation Committee will be independent as defined by the NYSE listing standards. The committee will:

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review and make recommendations concerning officers’ salaries and employee benefit and executive compensation plans and administer certain of those plans, including our incentive compensation and stock incentive plans;

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review and approve performance goals and objectives for all elected officers, including the Chief Executive Officer, evaluate performance against objectives and based on its evaluation, approve all officers’ base and incentive compensation; and

•	evaluate executive succession plans, the quality of management, and leadership and management development.

Board of Directors’ Compensation

Each non-management director will be paid a retainer of $10,000 per calendar quarter and directors who are not committee chairs will receive $1,500 per day for attendance at meetings of the Board of Directors and Committees. Committee chairs will receive $3,000 per day for attendance at Board and Committee meetings. All non-management directors will receive $750 for attendance at telephonic Board or Committee meetings.

A trust will be established to hold restricted shares of WABCO common stock for each participating non-management director. A trust account will be established for each non-management director at the time he or she is first elected to the Board, and will be credited with that number of shares of WABCO common stock equivalent in value to $50,000 ($100,000 in the case of our Chairman, Mr. Hardymon) based on the closing price of WABCO common stock on the last trading day before the director’s election to the Board. In addition, non-management directors will have credited to their trust accounts annually, on the day prior to each annual meeting, that number of shares of WABCO common stock equal in value to $55,000 based on that day’s closing price of WABCO common stock. Any cash dividends issued to the trust with respect to shares held on behalf of the non-management directors will be reinvested in additional shares. The trust shares do not result in direct ownership until the director ceases service on the Board and remain subject to the claims of WABCO’s creditors while in the trust. If a director is removed for cause, his or her interest in the shares will be forfeited. In some instances where local regulations dictate, non-management directors may be granted restricted stock units rather than restricted shares. All restricted shares or restricted stock units shall be issued under the Omnibus Plan described below. At or following the distribution, Mr. Hardymon will receive a founder’s grant in recognition of his work in recruiting WABCO Board members, as well as the establishment of WABCO’s initial compensation and governance philosophies. This founder’s grant will consist of stock options and restricted stock units of WABCO stock with a fair value for accounting purposes of approximately $100,000. These equity awards will vest, subject to his continued service on the Board of Directors, in three annual increments on each of the first three anniversaries of the date of grant.

Directors will be reimbursed for reasonable expenses incurred to attend meetings and may be extended the use of company owned or leased aircraft when traveling on company business or when commercial air travel arrangements are unavailable or impractical for travel to and from Board and Committee meetings.

Compensation Discussion and Analysis

WABCO’s executive compensation programs are intended to deliver competitive total compensation upon achievement of performance objectives consistent with our strategy to attract, motivate, develop and retain world-class leaders who will drive the creation of shareholder value.

The WABCO Board of Directors will form a Management Development and Compensation Committee (MDCC), which will determine total remuneration arrangements for its officers going forward. The MDCC will review and establish the company’s compensation and benefit programs for executive officers. All compensation and benefit programs will be evaluated in light of the total remuneration package. Programs will be performance-based, intended to align the interests of executives with those of shareholders and be market competitive. Variable compensation programs will be balanced between short- and long-term objectives, placing a significant amount of the executive’s compensation at risk.

The components of the company’s total remuneration package for the chief executive officer, the chief financial officer and our three other most highly compensated executive officers (the “Named Officers”), are:

•	Base Salary

•	Variable Cash Compensation

¡	Annual Incentive Plan (AIP)

¡	Long-Term Incentive Plan (LTIP)

•	Equity Compensation

•	Benefits & Perquisites

The CEO, with input from the Senior Vice President, Human Resources, will make recommendations to the MDCC on executive officers’ base salary and incentive pay. The MDCC will consider the following when determining the appropriate compensation levels:

•	Relative importance of the role within the company

•	Level of experience

•	Performance

•	Competitive market

•	Internal pay equity

The MDCC will determine the CEO’s compensation using the same criteria. Incentive pay awards will be determined by the MDCC by assessing performance against objectives that the MDCC established for the CEO at the beginning of the incentive performance period.

The MDCC is expected to select an independent compensation consultant who will advise them on total remuneration for executives. The role of the independent consultant will be to provide advice and counsel to the MDCC on executive remuneration matters and to complete an annual study on the competitiveness and appropriateness of the company’s incentive programs.

The MDCC is expected to determine a compensation survey peer group for purposes of benchmarking market practices and compensation levels for executive officers. It is intended that the peer group will be comprised of companies that compete with WABCO for executive talent and have executive positions similar in breadth, complexity and global responsibility to WABCO’s executive positions. This compensation survey group will be reviewed annually by the MDCC and adjusted as appropriate. In the interim, we have used survey data from Hewitt and Towers Perrin for companies with revenues between $1.0 billion and $3.0 billion. This data will be used as one input into setting individual compensation levels. We will broadly target the 50th percentile of the market for annual cash and slightly above the 50th percentile for long-term incentives. Our philosophy is to have our executive officers strongly incented to drive the long-term strategy of the company and we believe this is best accomplished via the long-term incentives described below.

Annually, the MDCC will complete a comprehensive review of all elements of remuneration for executive officers. Tally sheets will be used to analyze the aggregate value of all components of each executive officer’s remuneration. The tally sheets include cash compensation, equity, retirement, other benefits, and deferred compensation under four scenarios - active employment, voluntary termination, involuntary termination and termination upon a change of control. Tally sheets, along with a review of the competitive market data, performance, and internal pay equity will be used by the MDCC in determining any changes to executive officers’ compensation.

In determining the ratios of annual and long-term compensation, the company places greater emphasis on long-term compensation as an executive’s responsibility increases. The ratio of short-term incentives to the executive’s base salary reflects both internal comparisons and market trends. Long-term compensation represents more than two-thirds of the incentive compensation of executive officers, including the Named Officers. The company believes that our executives should have a substantial amount of their compensation at risk based on the long-term, sustained performance of the company. The company will not apply specific formulas or assign mathematical weightings when determining the split between long-term cash and equity awards. However, executive officers’, including Named Officers’, rewards for long-term financial and strategic goals (long-term cash) will be balanced with shareholder value creation (equity).

Base Salary

The base salary of our Named Officers will be established taking into account the executive’s experience, the relative importance of the officer’s role and competitive market factors. Where appropriate, salary adjustments will be made to reflect individual performance and market conditions.

Section 162(m) of the Internal Revenue Code

It is expected that the MDCC will structure variable compensation programs for the Named Officers to be linked to a combination of achievement of key corporate objectives and appreciation in the price of the company’s stock. The company generally intends the variable compensation paid to the executive officers, who are U.S. taxpayers, to be “performance based” within the meaning of Section 162(m) of the Internal Revenue Code so as to be tax deductible by the company, which benefits our shareholders. In order to be performance based, the compensation must be, among other things, paid pursuant to a shareholder approved plan upon the attainment of objective performance criteria. Tax deductibility of compensation is an important factor, but not the sole factor, in setting executive compensation policy and in rewarding superior executive performance. Accordingly, the MDCC reserves the right to pay amounts that are not deductible in appropriate circumstances. In determining variable compensation programs, the company will consider other tax and accounting implications of particular forms of compensation; however, the forms of variable compensation utilized will be determined primarily by their effectiveness in providing maximum alignment with key strategic objectives and the interest of our shareholders.

Variable Cash Compensation

The company intends to offer a cash-based annual incentive program (AIP) and cash-based three-year long-term incentive program (LTIP) for its executive officers, including the Named Officers. Awards under both the AIP and the LTIP will be issued under the Omnibus Plan (described below). The MDCC will establish performance goals for the new AIP and LTIP performance periods at its first calendar meeting each year.

Annual Incentive Plan

The MDCC will establish an annual incentive program for executive officers, including Named Officers, and key managers based upon achievement of financial, strategic, and individual goals.

With respect to the portion of the 2007 fiscal year following the distribution, WABCO expects to continue in effect the annual incentives established for executive officers, including Named Officers, by American Standard, which are described in more detail under the headings “Compensation Discussion and Analysis—Chief Executive Officer Compensation” and “Compensation Discussion and Analysis—Named Officer Compensation.”

Long-Term Incentive Plan

The MDCC will establish a cash long-term incentive program for key executives, including Named Officers. The performance period will normally be three years. However, given the transition from the American Standard plans after the distribution, the first cycle will likely be 18 months (2007-2008) and the second will likely be 30 months (2007-2009). Goals are expected to include three to four of the following measures: sales, gross revenues, gross margins, earnings per share, internal rate of return, return on equity, return on capital, net income (before or after taxes), management net income, operating income, operating income before interest expense and taxes, cash flow and free cash flow.

The long-term incentives for the Named Officers in place under American Standard’s 2005-2007 performance cycle are described under the headings “Chief Executive Officer Compensation” and “Named Officer Compensation.”

Equity

It is intended that executives will also receive a portion of their long-term compensation in the form of stock options and/or other equity awards. As stated earlier, WABCO will not apply mathematical formulas to determine the split between cash and equity in long-term incentives. The number of options granted to the executive officers, including the Named Officers, will be determined on an individual basis considering the sustained performance of the recipients and their expected ability to impact future business results, an assessment of their future potential, analysis of past option grants, as well as market comparisons. The sum of the values of both cash and equity long-term incentive award grants is targeted slightly above the 50th percentile of the compensation survey group. Generally, the equity portion of the Named Officers’ long-term compensation represents greater than 50% of their long-term compensation.

Equity awards are expected to be granted on an annual basis and approved by the MDCC, with the exercise price of the grant being the average of the high and low trading price on the date of the grant. Generally, the awards will vest ratably over three years. Off-cycle grants will occasionally be made during the year in connection with new hires or promotions, with the exercise price of the grant being the average of the high and low trading price on the date of hire or promotion. The MDCC may delegate limited authority to an officer or officers of the company to approve off-cycle grants to non-executive officers under the standard terms and conditions of the Omnibus Plan (described below).

Non-qualified stock options (NQSOs) are the preferred equity vehicle to deliver highly leveraged incentive compensation value. NQSOs offer a direct connection to WABCO shareholder value creation; offer vesting features that can be used as a retention tool; and align with our philosophy to concentrate a large portion of executive pay in equity. NQSOs align employee incentives with shareholder interests since options have value only if the stock price increases over time. The company’s 10-year options help focus employees on long-term growth. In addition, options are intended to help retain key employees because they typically cannot be fully exercised for three years, keeping employees focused on long-term performance. The Omnibus Plan (described below) also permits the grant of restricted stock, restricted stock units, performance shares and stock appreciation rights. The MDCC may consider these types of grants as an alternative equity incentive for executives, including Named Officers.

Omnibus Incentive Plan

American Standard Companies Inc. has approved the adoption by us of the WABCO Holdings Inc. Omnibus Incentive Plan (the “Omnibus Plan”), which is expected to be formally adopted by our Board of Directors prior to the distribution. The Omnibus Plan is intended to promote our long-term financial success and increase shareholder value by providing us with the flexibility to implement annual and long-term cash, equity and equity based incentives. The Omnibus Plan is also intended to align the interests of our employees with the interests of our shareholders by affording them certain opportunities to acquire an interest in our stock. We believe that these incentives and opportunities will encourage our executives and other key employees to continue in our employ, by providing them with a competitive level of compensation that varies based on our performance. In addition, the existing equity awards of American Standard Companies Inc. which are adjusted into awards of, or with respect to, WABCO Holdings Inc. common stock (described above under “Existing Equity Awards”) will be issued under the Omnibus Plan. The MDCC of our Board of Directors is expected to administer the Omnibus Plan.

Set forth below is a summary of the principal provisions of the Omnibus Plan.

Types of Awards. Under the Omnibus Plan, the MDCC may issue the following types of awards: stock options, stock appreciation rights (sometimes referred to as SARs), restricted stock, restricted units, annual incentive awards and long-term incentive awards. These awards are described in more detail below.

Stock Options. The MDCC may grant non-qualified stock options and stock options qualifying as incentive stock options. Unless otherwise determined by the MDCC at the date of grant, each stock option will become exercisable on a cumulative basis in three approximately equal installments on each of the first three anniversaries of the date of grant. The MDCC may accelerate the exercisability of any stock option at any time. Once exercisable, each stock option will generally remain exercisable until the expiration of its term or its earlier cancellation in connection with a termination of employment under the circumstances described below. In no event shall the term of any stock option exceed 10 years from the date on which the stock option is granted.

The exercise price of each stock option will be at least equal to the fair market value of a share of our stock on the date the stock option is granted. To exercise a stock option, an employee may pay the exercise price in cash or cash equivalents (including using a cashless exercise program), by exchanging shares of our stock which have been owned by the employee for at least six months at the time of exercise, or by any combination of the foregoing.

In general, when an employee’s employment terminates for any reason other than due to a termination by us for cause, the employee’s outstanding exercisable stock options will remain exercisable for one year following his or her termination of employment. If we terminate an employee’s service for cause, all of his or her outstanding stock options, whether or not exercisable, shall be immediately canceled. Unless the MDCC otherwise determines, any outstanding stock options that are not exercisable at the date an employee’s employment terminates will be canceled.

Stock Appreciation Rights. The MDCC may also grant SARs that can either be freestanding awards or awards that are attached to a stock option. If SARs are attached to a stock option, the exercise of either the SAR or the stock option will cause the cancellation of the corresponding portion of the other award. Unless the MDCC determines otherwise, the terms and conditions applicable with respect to any grant of a SAR will be substantially the same as apply to the grant of a stock option. This means that the rules governing the vesting of a SAR, and the time that an employee will have to exercise the SAR after the termination of his or her employment, will be substantially the same as apply to a stock option. Upon exercise of a SAR, an employee will generally receive a payment for each SAR exercised equal to the excess of the then fair market value of our stock over the fair market value of our stock on the date the SAR was granted. Upon exercise of a SAR, payment may be made in cash, in shares of our stock, or in a combination of cash and shares as determined by the MDCC. A SAR can also be issued as a right to receive a payment in cash upon a set date equal to the increase in price in Common Stock over a specified period, sometimes otherwise known as “phantom stock.”

Restricted Stock and Restricted Units. The MDCC also has the right to grant awards of restricted stock and restricted units. Each grant made will establish a period during which the shares subject to the award will remain subject to forfeiture. An employee will not be able to dispose of the shares subject to the award prior to the expiration of this period. Except for the restrictions set forth in the Omnibus Plan, upon the grant of restricted stock an employee will generally have all the rights of a shareholder, including the right to vote the shares and receive dividends with respect to such shares of restricted stock. Restricted units are similar to restricted stock, except that the shares of our stock will not be issued to the employee until the end of the restricted period. However, the MDCC may direct that we pay cash, in whole or in part, instead of delivering shares of our stock in settlement of restricted units. If the MDCC makes a cash payment, the amount payable for each share of our stock will be equal to the fair market value of a share of our stock on the date on which the restricted period lapses. To be economically equivalent to restricted stock, there will generally be credited to an account for the employee an amount equal to any cash dividends we pay or the value of any property distributions we make on our stock during the restricted period (“Dividend Equivalents”).

Unless the MDCC otherwise determines at or after the date of grant, the restricted period with respect to an award of restricted stock or restricted units will lapse in three equal increments on each of the first three anniversaries of the date of grant of the award. In addition, the MDCC may provide for termination of the restricted period upon achievement of performance goals it specifies. The MDCC will determine, in its sole discretion, whether the performance goals have been achieved.

When a restricted stock or restricted unit award is made to any of our executive officers that is contingent on the achievement of performance goals, the performance goals will be established by the MDCC and may be based on one or more of the following criteria: sales, gross margin, earnings per share, internal rate of return, return on equity, return on capital, net income (before or after taxes), operating income, operating income before interest expense and taxes, cash flow, free cash flow or stock price. The performance goals established may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group or other external measure. These performance criteria may also form the basis for the performance goals to be established by the MDCC in making annual incentive awards and long-term incentive awards to our executive officers.

Unless the MDCC otherwise specifies at the date of grant, in the event that an employee’s employment terminates for any reason, any shares of restricted stock then held by the employee will revert to us and all restricted units and any dividend equivalents credited with respect to such restricted units will be forfeited.

Annual and Long-Term Incentive Awards. The maximum annual incentive award payable to any of our executive officers or other employees for any single calendar year is $3,500,000. The maximum long-term incentive award opportunity that can be made available in any single calendar year is also $3,500,000.

If an employee’s employment terminates during a performance cycle due to death or disability, he or she will be entitled to receive a prorated annual incentive award or long-term incentive award assuming full achievement of the performance goals for such performance cycle and based on his or her employment during the performance period. Unless otherwise determined by the committee, if an employee’s employment terminates for any reason other than death or disability before the MDCC authorizes payment of an annual or a long-term incentive award, he or she will forfeit any right to receive payment of such Award. Except as required to comply with certain tax conditions, the Omnibus Plan gives the MDCC the power to establish rules regarding termination of employment that differ from those set forth above. Unless otherwise determined by the MDCC at or after the date of grant, annual and long-term incentive awards will be payable in cash.

Director Grants and Grants to Employees Outside of the United States. The Board may also grant our non-management directors non-qualified stock options, SARs, restricted stock or restricted units. The MDCC has the power to adopt sub-plans for our non-U.S. based employees covering in the aggregate not more than 2,000,000 shares. The terms of these sub-plans may be modified from the applicable terms of the Plan as deemed necessary or advisable to comply with non-U.S. law or practice.

Administration. As noted above, the MDCC of our Board of Directors is expected to administer the Omnibus Plan. The Omnibus Plan permits the MDCC to delegate to one or more of our employees authority to administer the Omnibus Plan in respect of participants who are not executive officers subject to the stock ownership reporting requirements of the United States Federal securities laws.

Eligibility. Incentive Awards may be granted to our employees, consultants, independent business managers and non-management directors, provided that non-management directors will not be eligible for annual incentive awards and long-term incentive awards and only employees shall be eligible for incentive stock options. The MDCC has the authority to determine the employees, consultants and independent business managers, and the Board has the authority to determine the non-management directors to whom Incentive Awards may be granted and the conditions that may be imposed on the grant of such Incentive Awards.

Number of Shares Issuable Under the Omnibus Plan. The maximum number of shares of our stock that may be issued under the Omnibus Plan in respect of newly granted Incentive Awards is 10,000,000. We have limited the total number of shares of our stock that may be used for new grants of Incentive Awards other than stock options and SARs to 1,000,000 shares.

The shares to be issued under the Omnibus Plan may be newly issued shares or treasury shares. Upon the occurrence of certain events that affect our capitalization, including, but not limited to, a stock dividend, stock split, extraordinary cash dividend, spin-off, merger or recapitalization, appropriate adjustments are required to be made in the aggregate number and limitations on the number of shares that may be issued under the Omnibus Plan in the future and in the number, price per share and/or vesting criteria under all outstanding Incentive Awards. If any part of a grant made under the Omnibus Plan is canceled or terminated without consideration for such cancellation or termination, the shares related to the portion of the award forfeited will be available for future grants under the Omnibus Plan. However, under the Omnibus Plan, shares surrendered to exercise options, or pay a participant’s tax withholding obligations, or related to an award that is settled for cash or otherwise settled for consideration other the issuance of shares, will not be available for new Incentive Awards under the Omnibus Plan.

Individual Award Limits. The total number of shares of our stock that may be subject to an award of stock options and SARs granted to any individual during any calendar year may not exceed 750,000. The total number of shares of restricted stock and restricted units that may be awarded to any individual during a calendar year may not exceed a total of 200,000 shares or units.

Accelerated Vesting and Payment upon a Change of Control. Except as otherwise described below, a Change of Control of WABCO (as defined in the Omnibus Plan) will accelerate the vesting of all employees’ outstanding Incentive Awards. This means that, upon a Change of Control, all outstanding stock options and SARs will generally become fully exercisable, and may be cashed out at the discretion of the MDCC. Any such cash out will be effected using the Change of Control settlement value established under the Omnibus Plan based on the highest price of our stock prevailing during the 60 days prior to date on which the Change of Control occurs, except that, with respect to options which vested following December 31, 2004, the fair market value of a share on the date the change of control occurs will be used to the extent required to avoid adverse federal income tax consequences that could arise from using the defined settlement value. The restriction period applicable to each outstanding share of restricted stock and restricted unit will also generally lapse upon a Change of Control. In the event that a Change of Control occurs as a result of any transaction that is submitted to our shareholders for approval, an employee whose employment is terminated due to death or disability or by the company for any reason other than for cause on or after the date of such approval will receive the same benefits as though he or she continued in our employment until the Change of Control. The distribution will not constitute a Change of Control.

Notwithstanding the foregoing, the Omnibus Plan provides that if the MDCC determines prior to a Change of Control that any stock option, SAR, restricted stock or restricted unit will be replaced or otherwise honored or assumed by the new employer (or the parent or an affiliate of such employer) on terms that meet certain basic conditions to assure that the employee is not adversely affected and which provide for acceleration upon an involuntary or constructive termination of employment (as defined in the Omnibus Plan) within two years of a Change of Control, no acceleration of exercisability, vesting or cash settlement will occur at the time of the Change of Control.

Upon a Change of Control, all performance periods for annual incentive awards or long-term incentive awards will end and each award will be payable, at target levels, and prorated for the portion of the performance cycle completed prior to the Change of Control.

Amendment or Termination. Our Board may terminate or suspend the Omnibus Plan at any time and may amend or modify the Omnibus Plan from time to time. No such action may alter or impair a participant’s rights under any previously granted stock options, SARs, or restricted stock or restricted unit awards without his or her consent. The Omnibus Plan will expire on the tenth anniversary of the distribution. The Board may elect to terminate the Omnibus Plan as of an earlier date, but such termination will not affect any awards granted under the Omnibus Plan prior to such date of termination.

Retirement Benefits

The company will establish a tax qualified 401(k) plan, in which Messrs. Esculier and Varty will participate, which will include a basic contribution equal to 3% of eligible compensation plus a matching contribution of up to 6% of eligible compensation. In addition, all employees whose eligible compensation exceeds limits imposed by Section 401(a)(17) of the Internal Revenue Code (“IRS Limits”) will participate in the Supplemental Savings Plan to be established by the company. Under the Supplemental Savings Plan, we credit 9% on eligible compensation between the IRS Limits and $250,000 plus 6% on eligible compensation in excess of $250,000. For Mr. Esculier, the company will credit 9% on all eligible compensation in excess of the IRS Limits.

Under the Supplemental Savings Plan, the MDCC will have the discretion to determine that certain executive officers and other executives are eligible for a transitional benefit to compensate them for the shortfall between their projected pension benefit under a previous employer’s pension plans and the sum of their accrued benefit under the previous employer’s plans and their projected benefits under the company’s retirement plans. Any transition benefits will be in the form of additional credits equal to a percentage of the executive’s Supplemental Savings Plan eligible compensation in such amounts and for such period of time as the MDCC determines is appropriate under the circumstances in accordance with plan provisions.

Messrs. Michel and Figueroa will participate in a Belgian tax-qualified defined contribution plan where the company contributes 3% of base pay up to the Belgian social security covered pay limit plus 9% of base pay, and 9% of target annual incentive bonus, on pay above the Belgian social security covered pay limit.

Dr. Wiehen participates in a defined benefit German pension plan with a final pay pension formula. Dr. Wiehen’s pension benefits are described in detail under the heading “Pension Benefits (with respect to American Standard).”

Perquisites

In determining any perquisite program, WABCO will consider perquisites commonly offered at peer companies. All benefit and perquisite programs will be evaluated in light of the total remuneration package, including cash and equity compensation. At this time, no specific perquisite programs have been put in place for the executive officers, including the Named Officers.

Payments Upon Severance or Change of Control

The company will provide severance protection to the Chief Executive Officer, the Chief Financial Officer and the Senior Vice President, Human Resources, as described in detail under the heading “Severance and Change of Control Arrangements,” if their employment is terminated by the company without cause or they terminate their employment for good reason. The types of actions that can give rise to a termination for good reason are changes to the individual’s compensation, benefits or position that result in a significant diminution in his or her position within the company. The company believes that severance payments to these officers would be appropriate in these circumstances and that the amount of the severance benefits is reasonable and necessary to attract and retain superior executive talent.

The company also provides certain payments or other benefits, described in detail under the heading “Change of Control Benefits,” to its executive officers, including the Named Officers, in the event of a change of control in order to allow them to act in the best interests of shareholders without the distraction of potential negative repercussions of a change of control on their own position with the company. The definition used for determining whether a change of control has occurred, described under the heading “Change of Control Benefits,” is designed to encompass the various circumstances where a third party would obtain the ability to control or otherwise substantially influence the operation and strategic direction of our business. Under the Omnibus Plan, in the event of a change of control, any outstanding stock options or stock appreciation rights will become immediately exercisable and may be cashed out at the discretion of the MDCC, and the restricted period shall lapse as to any outstanding restricted stock or restricted units, unless the MDCC determines prior to the change of control that any stock option, stock appreciation right, restricted share or restricted unit will be replaced or otherwise honored by the new employer on terms that do not adversely affect the participants. In addition, all performance periods for annual incentive and long-term incentive awards shall end and pay out at target on a prorated basis.

Severance benefits delivered due to a change of control are triggered only in the event of both a change of control and a Named Officer’s or other participant’s loss of job or resignation on account of material diminution in terms and conditions of employment, since those benefits are fixed and not affected by a change in the direction of the business. However, the company believes it appropriate to treat holders of equity awards, including stock options, like shareholders in the event of a change of control, since the change of control may change the direction of the company in a way that could materially alter their award opportunities. Therefore, equity awards are subject to adjustment upon a change of control, as discussed in the prior paragraph, without the requirement of a change in employment status.

Founders’ Grant

WABCO will make a special equity award to approximately 200 employees and its Chairman of the Board, effective on the date of the distribution. We believe the founders’ grant serves to foster an ownership culture and immediately aligns the interests of our employees and shareholders, as well as a retention tool for key management talent. 50 percent of the award will be in NQSOs and 50 percent will be in restricted stock units. Generally, these equity awards will vest, subject to continued employment with WABCO, in three annual increments on each of the first three anniversaries of the date of grant.

Chief Executive Officer Compensation

In his new position as WABCO’s Chief Executive Officer, Mr. Esculier is expected to receive a compensation package which provides an annual base salary of $600,000, an annual incentive target of 67% of base salary ($400,000) and a long-term cash incentive target of 100% of base salary ($600,000). This level of cash compensation will put Mr. Esculier at approximately the 50th percentile of similarly situated executives, based on market data collected with respect to multi-industry companies with a revenue base between $1.0 billion and $3.0 billion. At or following the distribution, Mr. Esculier is expected to receive a combination of a founder’s grant and an initial grant commensurate with his position as Chief Executive Officer, consisting of stock options and restricted stock units of WABCO stock with a fair value for accounting purposes of approximately $2,200,000. These equity awards will vest, subject to his continued employment with WABCO, in three annual increments on each of the first three anniversaries of the date of grant.

For 2007, Mr. Esculier participates in the annual incentive program established by American Standard for its executive officers under which maximum award payouts are determined by establishing a pool based on

1.75% of 2007 income. In determining actual award payouts for Mr. Esculier within the established maximums, the MDCC will consider performance against WABCO’s financial metrics of sales growth, gross profit margin, management net income, and free cash flow, as well as individual performance goals. This incentive is expected to be continued by WABCO through the end of 2007. It has not been decided what adjustments, if any, will be made to the annual incentive goals by the MDCC to reflect the distribution.

Mr. Esculier also participates in the long-term incentive program for 2005-2007 at American Standard under which maximum award payouts are determined by establishing a pool based on 2.0% of 2007 income. In determining actual award payouts within the established maximums, the MDCC will consider performance against American Standard’s long-term financial metrics for 2005-2007 of sales growth, earnings per share and free cash flow. It has not yet been decided what adjustments, if any, will be made to the long-term incentive plan goals to reflect the distribution.

Named Officer Compensation

Mr. Varty will continue to receive his current compensation package which provides an annual base salary of $225,000, an annual incentive target of 35% of base salary (approximately $78,750) and a long-term cash incentive target of 30% of base salary ($67,500). This level of cash compensation puts Mr. Varty below the 50th percentile of similarly situated executives, based on market data collected with respect to multi-industry companies with a revenue base between $1B and $3B. At or following the distribution, Mr. Varty is expected to receive a founder’s grant consisting of stock options and restricted stock units of WABCO stock with a fair value for accounting purposes of approximately $209,000. These equity awards will vest, subject to his continued employment with WABCO, in three annual increments on each of the first three anniversaries of the date of grant.

Mr. Figueroa will continue to receive his current compensation package which provides an annual base salary of $340,284, an annual incentive target of 35% of base salary (approximately $119,100) and a long-term cash incentive target of 30% of base salary ($102,085). This level of cash compensation puts Mr. Figueroa slightly above the 50th percentile of similarly situated executives, based on the market comparison. At or following the distribution, Mr. Figueroa is expected to receive a founder’s grant consisting of stock options and restricted stock units of WABCO stock with a fair value for accounting purposes of approximately $275,000. These equity awards will vest, subject to his continued employment with WABCO, in three annual increments on each of the first three anniversaries of the date of grant.

Dr. Wiehen will continue to receive his current compensation package which provides an annual base salary of $276,462, an annual incentive target of 45% of base salary (approximately $124,408) and a long-term cash incentive target of 70% of base salary ($193,523). This level of cash compensation puts Dr. Wiehen between the 50th and 75th percentiles of similarly situated executives, based on the market comparison.

In his new position as WABCO’s Chief Financial Officer, Mr. Michel is expected to receive a compensation package which provides an annual base salary of $350,000, an annual incentive target of 40% of base salary ($140,000) and a long-term cash incentive target of 40% of base salary ($140,000). This level of cash compensation will put Mr. Michel below the 50th percentile of similarly situated executives, based on the market comparison. At or following the distribution, Mr. Michel is expected to receive a founder’s grant consisting of stock options and restricted stock units of WABCO stock with a fair value for accounting purposes of approximately $275,000. These equity awards will vest, subject to his continued employment with WABCO, in three annual increments on each of the first three anniversaries of the date of grant.

2007 annual incentives for Messrs. Varty, Figueroa, Wiehen and Michel will be based on WABCO’s performance against financial metrics of sales, gross profit margin, management net income, and free cash flow, as well as individual performance results. Messrs. Varty, Figueroa, Wiehen and Michel also participate in the 2005-2007 long-term incentive plan established by American Standard for executives. Payouts under this program are based on American Standard performance against financial metrics of sales growth, earnings per share, and free cash flow. It has not yet been decided what adjustments will be made to the long-term incentive plan goals to reflect the distribution.

Existing Equity Awards

Each of the Named Officers is currently employed by American Standard Companies Inc. In such capacity, the Named Officers were granted stock options with respect to American Standard common stock. Details with respect to such grants are set forth below under the table entitled “Outstanding Equity Awards at Fiscal Year End.” In accordance with the requirements of the American Standard equity plans under which these awards were made, American Standard’s MDCC has approved equitable adjustments with respect to stock options and restricted stock units relating to American Standard common stock held by employees of WABCO, including the Named Officers. These equitable adjustments will be effective upon the distribution and are intended to preserve the economic value of the awards immediately prior to the distribution.

With respect to stock options granted prior to 2007 (other than incentive stock options, which are discussed below), all such options will be adjusted into two separate options, one relating to WABCO common stock and one relating to American Standard common stock. Such adjustment is expected to be made so that immediately following the distribution (i) the number of shares relating to the WABCO option will be equal to the number of shares of WABCO common stock that the option holder would have received in the distribution had the American Standard options represented outstanding shares of American Standard common stock and (ii) the per share option exercise price of the original American Standard stock option will be proportionally allocated between the two types of stock options based upon the relative per share trading prices of the WABCO and American Standard common stock immediately following the distribution. The WABCO options issued as part of this adjustment and the remaining American Standard options will continue to be subject to their existing terms and conditions, including vesting schedules. Further, for purposes of vesting and the post-termination exercise periods applicable to such stock options, American Standard’s MDCC has determined that continued employment with WABCO will be viewed as continued employment with the issuer of the options.

Grants of options with respect to American Standard common stock that were made to the Named Officers in 2007 prior to the distribution or which are incentive stock options are expected to be equitably adjusted upon the distribution so as to relate solely to the Common Stock of WABCO. The WABCO options issued as part of this adjustment will also continue to be subject to their existing terms and conditions, including vesting schedules. American Standard’s MDCC determined that it was equitable to adjust these options into options which relate solely to WABCO shares due to the fact that, in the case of options granted in 2007, the options were granted at a time when the planned distribution had already been announced and, in the case of incentive stock options, to preserve the options’ tax status as incentive stock options.

American Standard’s Management Development and Compensation Committee may, however, determine a different treatment of options in the distribution, including making special provisions for certain options subject to foreign tax law. These equitable adjustments will be intended to preserve the economic value of the awards immediately prior to the distribution and the awards will continue to be subject to a three-year vesting schedule in which one third of the award vests on each anniversary of the date of grant, subject to the executives’ continued employment. None of the aforementioned options are exercisable for more than 10 years after the date on which they are granted.

Grants of restricted stock units based upon American Standard’s common stock will be equitably adjusted (in accordance with the requirements of the American Standard plan under which the award was made) into restricted stock units based upon WABCO’s common stock. The number of shares of WABCO stock subject to the converted restricted stock unit will be adjusted so that the value of the WABCO stock subject to the award immediately following the distribution is equal to the value of the shares of American Standard common stock subject to the original restricted stock unit immediately prior to the distribution.

Report of the Compensation Committee

WABCO’s Board of Directors has not yet constituted the Management Development and Compensation Committee. When constituted, it is expected that the committee will consist of at least two individuals, each of whom will be an “independent director” under the applicable rules of the New York Stock Exchange, a “non-employee director” within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Executive Compensation

Set forth below is information concerning the 2006 compensation for WABCO’s Named Officers. All compensation amounts set forth in the following tables represent compensation paid to the applicable Named Officer in connection with the executive’s service to American Standard. As is stated above under the Compensation Discussion and Analysis, the compensation and benefits provided to the Named Officers by WABCO may differ in many respects from the compensation and benefits previously provided to the Named Officers by American Standard.

SUMMARY COMPENSATION TABLE

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Options Awards ($)(2) (e)	Non-Equity Incentive Plan Com- pensation ($)(3) (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4) (g)	All Other Compensation ($)(5,6) (h)	Total ($) (i)
Jacques Esculier, Chief Executive Officer and Director	2006	$400,000	$20,000	$743,863	$634,000	$90,666	$424,817	$2,313,346
Nikhil M. Varty, Vice President, Compression & Braking	2006	$221,856	$0	$131,811	$152,636	$6,382	$341,646	$854,331
Jean-Christophe Figueroa, Vice President, Vehicle Dynamics & Controls	2006	$340,284	$0	$35,368	$213,300	$0	$184,194	$773,146
Dr. Christian Wiehen, Vice President, Product Development	2006	$276,462	$0	$123,581	$260,967	$0	$42,316	$703,326
Ulrich Michel, Chief Financial Officer	2006	$253,671	$0	$58,265	$145,742	$0	$235,254	$692,932

1.	This represents the amount credited by WABCO on behalf of Mr. Esculier under the deferred compensation bonus arrangement related to his overseas assignment.

2.	Amounts set forth in this column represent the dollar amount recognized by American Standard in 2006 for financial statement reporting purposes in accordance with FAS 123R with respect to stock options granted to Named Officers in 2006, and the dollar amount that would have been required to be recognized in 2006 in accordance with FAS 123R under the modified prospective transition method with respect to stock options granted prior to 2006 to Named Officers that were not vested at the time that the company transitioned to FAS 123R. All of the options that are taken into account for purposes of this column were granted under the American Standard Companies Inc. 2002 Omnibus Incentive Plan (the “ASD Omnibus Plan”). The fair value of the awards made in 2006 was determined using the valuation methodology and assumptions set forth in Note 5 of the Notes to Annual Financial Statements contained herein.

3.	Amounts included in this column represent the cash amounts payable in respect of (a) the American Standard Companies Inc. annual incentive program performance period for 2006 and (b) the American Standard Companies Inc. long-term incentive program performance period that commenced January 1, 2004 and ended December 31, 2006. The table below shows the amounts payable under each program for the Named Officers. For Messrs. Figueroa and Michel, the amount also includes an extra 15.3% to comply with Belgian law regarding vacation pay.

Name	Annual Incentive Payment for 2006	Long-Term Incentive Payment for 2004-2006 Performance Period
Jacques Esculier	$295,000	$339,000
Nikhil M. Varty	$85,291	$67,345
Jean-Christophe Figueroa	$151,127	$62,173
Dr. Christian Wiehen	$61,002	$199,965
Ulrich Michel	$100,225	$45,517

4.	For Messrs. Esculier and Varty, the full amount shown in this column is attributable to a change in pension value. None of the Named Officers had above market deferred compensation earnings. Messrs. Figueroa and Michel did not participate in defined benefit pension plans. For a more in-depth discussion of the amounts related to the change in pension value in 2006, see the “Pension Benefits” table below and accompanying text. These pension benefits were accrued under pension plans sponsored by American Standard. Pension benefits provided by WABCO following the distribution may be different.

Names (a)	Change in Pension Value (b)
Jacques Esculier	$90,666
Nikhil M. Varty	$6,382

5.	Set forth below is each item reported under All Other Compensation that is not a perquisite or personal benefit. Dr. Wiehen did not participate in a defined contribution plan.

Name	Premiums for Term Life Insurance	Defined Contribution Plan Allocations*	Tax Allowance**
Jacques Esculier	$958	$13,200	$152,999
Nikhil M. Varty	$426	$13,200	$151,408
Jean-Christophe Figueroa	$12,853	$17,014	$0
Ulrich Michel	$6,279	$14,771	$78,128

*	Includes employer basic and matching contributions to defined contribution plans in which the Named Officer participates.

**	Mr. Esculier, who was during 2006 on an overseas assignment as President of American Standard’s Vehicle Control Systems business, received certain additional compensation and benefits, including a tax allowance in connection with that assignment, as part of the arrangements to make his assignment abroad effectively tax and cost neutral to him. Under these arrangements, in 2006, American Standard paid on behalf of Mr. Esculier certain foreign taxes in the net amount of $152,999 in respect of services rendered during 2004, but as to which the amount payable was not due or determinable until 2006. American Standard also provided Mr. Esculier with a tax-gross-up in respect of his 2006 services in the additional amount of $45,179.

In connection with his overseas assignment, in 2006, American Standard (i) provided Mr. Esculier with an auto lease, (ii) provided reimbursement for certain utilities, goods and services, and tuition for schooling of his children; and (iii) paid him a housing differential. The aggregate amount of the benefits and payments listed in the immediately preceding sentence was $202,070. With the exception of $23,250, which relates to a special housing allowance and company car allowance, the above benefits and payments are generally provided to all employees who are asked to take an overseas assignment.

In connection with his expatriate assignment, Mr. Varty received certain tax allowances and withholdings. Under this arrangement, in 2006, American Standard Companies Inc. paid on behalf of Mr. Varty certain foreign taxes in the net amount of $151,408 in respect of services rendered during 2004, but as to which the amount payable was not due or determinable until 2006. American Standard also provided Mr. Varty with a tax-gross-up in respect of his 2006 services in the additional amount of $4,759. In connection with his expatriate assignment, in 2006, American Standard (i) provided Mr. Varty with an auto lease, (ii) reimbursed him for goods and services, (iii) paid him a housing differential, and (iv) paid tuition for schooling of his children. The aggregate amount of the benefits and payments listed in the immediately preceding sentence was $171,853.

Mr. Figueroa relocated from his home country of France from WABCO in Belgium in 2005. In 2006 American Standard (i) provided Mr. Figueroa with an auto lease, (ii) provided home leave (iii) paid him a housing differential, and (iv) paid tuition for schooling of his children. The aggregate amount of the benefits and payments listed in the immediately preceding sentence was $154,327.

In connection with his expatriate assignment, Mr. Michel received certain tax allowances and withholdings. Under this arrangement, in 2006, American Standard Companies Inc. paid on behalf of Mr. Michel certain foreign taxes in the net amount of $78,128 in respect of services rendered during 2004, but as to which the amount payable was not due or determinable until 2006. In connection with his expatriate assignment, in 2006, American Standard (i) provided Mr. Michel with an auto lease, (ii) reimbursed him for goods and services, (iii) paid him a housing differential, and (iv) reimbursed him for health care and social security benefits in Germany. The aggregate amount of the benefits and payments listed in the immediately preceding sentence was $136,076.

6.	American Standard Companies Inc. made available to Mr. Esculier (i) company product at no cost, (ii) a corporate country club membership, (iii) financial and tax advisory services, and (iv) an executive health exam. The amount of these benefits did not exceed in 2006 the greater of $25,000 or 10% of the total value of the perquisites.

Certain amounts shown in the above tables for Messrs. Esculier, Varty, Figueroa, Wiehen and Michel were paid in Euros and converted into U.S. dollars. For purposes of the above table, the conversion for Mr. Esculier was based on the currency exchange rates prevailing at the time the amounts were paid to him during 2006. The average of the conversion rates of U.S. dollars to one Euro was $1.25. For Messrs. Varty, Figueroa, Wiehen and Michel the conversion was based on the prevailing currency exchange rate at December 31, 2006 of $1.32 to one Euro.

Grants of Plan-Based Awards (with respect to service to American Standard)

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards					All Other Option Awards: Number of Securities Underlying Options (#)(3) (f)	Exercise or Base Price of Option Awards ($/Sh) (g)	Market Price on Grant Date ($/Sh)(4) (h)	Grant Date Fair Value of Option Awards ($) (i)
		Threshold ($) (c)	Target ($) (d)		Maximum ($) (e)
Jacques Esculier	2/1/2006	$0	$260,000	(1)	$1,053,600	(1)
	2/1/2006	$0	$340,000	(2)	$4,500,000	(2)
	2/1/2006						75,000	$36.87	$37.00	$729,000
Nikhil M. Varty	2/1/2006	$0	$78,750	(1)	$157,500	(1)
	2/1/2006	$0	$67,500	(2)	$135,000	(2)
	2/1/2006						12,000	$36.87	$37.00	$116,640
Jean-Christophe Figueroa	2/1/2006	$0	$119,100	(1)	$238,200	(1)
	2/1/2006	$0	$102,085	(2)	$235,450	(2)
	2/1/2006						12,000	$36.87	$37.00	$116,640
Dr. Christian Wiehen	2/1/2006	$0	$124,408	(1)	$248,816	(1)
	2/1/2006	$0	$193,523	(2)	$387,047	(2)
	2/1/2006						8,000	$36.87	$37.00	$77,760
Ulrich Michel	2/1/2006	$0	$76,101	(1)	$152,202	(1)
	2/1/2006	$0	$76,743	(2)	$153,486	(2)
	2/1/2006						8,000	$36.87	$37.00	$77,760

1.	This award was granted pursuant to the terms of the American Standard Omnibus Plan and relates to a one year performance period, 2006. Mr. Esculier’s award was granted under the incentive program for executive officers of American Standard Companies Inc. and becomes payable, if at all, subject to the Named Officer’s continued employment with the company during such period (except in the case of death or disability) and the achievement by the company of pre-established performance objectives related to income as established by, and subject to certification by, the Management Development and Compensation Committee of American Standard. The Committee retains full discretion to decrease, but not increase, the amount payable upon achievement of the maximum performance objectives, on account of whatever factors or criteria it shall determine to be appropriate.

Messrs. Varty, Figueroa, Wiehen and Michel were granted their awards under the annual incentive program for non-officers of American Standard, which become payable, if at all, subject to their continued employment with the company during the performance period (except in the case of death or disability) and the achievement of pre-established financial, strategic and individual performance goals. The maximum amount that can be earned under the plan for non-officers is 200% of their target award. The actual amounts payable in respect of these awards for 2006 are listed in the Summary Compensation Table above under the column headed Non-Equity Incentive Plan Compensation.

2.	This award was granted pursuant to the terms of the American Standard Omnibus Plan and relates to a three-year performance period, 2006-2008. Mr. Esculier’s award was granted under the long-term incentive program for executive officers of American Standard and becomes payable, if at all, subject to his continued employment during such period (except in the case of death or disability) and the achievement of pre-established performance objectives related to segment income as established by, and subject to certification by, the Management Development and Compensation Committee of American Standard. The maximum level of award listed above is the maximum amount permitted to be paid in respect of such award under the American Standard Omnibus Plan; however, since the amount of each such award is based on an allocable percentage of 2008 net segment income, the actual maximum awards for each such officer is likely to be substantially below the stated amount. The American Standard Management Development and Compensation Committee retains full discretion to decrease, but not increase, the amount payable upon achievement of the maximum performance objectives, on account of whatever factors or criteria it shall determine to be appropriate.

Messers. Varty, Figueroa, Wiehen and Michel’s awards were granted under the American Standard Companies Inc. long-term incentive program for non-officers and are payable, if at all, subject to their continued employment with the company during such period (except in the case of death or disability) based on the level of achievement against performance goals related to sales growth, earnings per share and free cash flow. The treatment of these awards in the distribution has not yet been determined.

3.	This grant was made pursuant to the terms of the American Standard Omnibus Plan. It will become vested and exercisable, generally subject to the Named Officer’s continued employment with the company or a subsidiary, in three equal installments on the first three anniversaries of the date the option is granted. The option may also become exercisable (and could be settled for cash) in connection with the occurrence of a change of control. See the description under “Existing Equity Awards” in the Compensation Discussion and Analysis for a description of the expected adjustment of these awards in the distribution.

4.	The stock option grants made under the American Standard Omnibus Plan have an exercise price equal to the fair market value of American Standard Companies Inc. common stock on the date of grant. For purposes of that plan, fair market value is defined as the average of the high and low trading prices of a share of the company’s common stock on the date the option is granted. This is a common method to determine fair market value for the purposes of such awards, and is an accepted method of establishing such value for federal income tax purposes. Under the rules required by the Securities and Exchange Commission, if the exercise price is less than the closing price of the company’s common stock on the date of grant (and for the grants listed in the above table, the closing price was $0.13 higher than the average), the above table must include the Market Price on Grant Date column to show the closing price on the date of grant.

Executive Agreements (with respect to service to American Standard)

The prospective terms and conditions of employment of the Named Officers are described under the heading “Compensation Discussion and Analysis.”

Jacques Esculier. Mr. Esculier is on overseas assignment pursuant to an expatriate agreement with a subsidiary of American Standard, under which he receives various foreign service allowances intended to make the foreign assignment financially neutral to him. These include such items as a housing allowance, a goods and services allowance, a tax allowance, tuition reimbursement for his children and a company car, as further described in the Summary Compensation Table. Variations from the standard international assignment policy for the housing allowance and the Belgian company car allowance have been applied to Mr. Esculier, having an annual additional value to Mr. Esculier of approximately $23,250. In addition, Mr. Esculier is eligible for a completion bonus at the end of his assignment equal to 5% of his base salary at the time for each year of his assignment. Mr. Esculier will enter into a new employment agreement upon the distribution to reflect his compensation package as Chief Executive Officer and Director of WABCO.

Nikhil M. Varty. Mr. Varty is on overseas assignment pursuant to an expatriate agreement with a subsidiary of American Standard, under which he receives various foreign service allowances intended to make the foreign assignment financially neutral to him. These include such items as a housing allowance, a goods and services allowance, a tax allowance, tuition reimbursement for his children and a company car, as further described in the Summary Compensation Table. Mr. Varty is eligible for participation in the annual incentive compensation program with a target of 35% of base pay and in the long-term incentive program with a target of 30% of base pay.

Jean-Christophe Figueroa. Under Mr. Figueroa’s current employment agreement, he is employed by the Belgian subsidiary of American Standard and is taxed as a Belgian non-resident. He receives cost of living and housing differentials to cover the difference in the cost of living between France and Belgium, where he is currently assigned. Mr. Figueroa is eligible for participation in the annual incentive compensation program with a target of 35% of base pay and in the long-term incentive program with a target of 30% of base pay. Mr. Figueroa’s current employment agreement also provides for a severance guarantee of the greater of one year’s base salary or the amount determined under the formula prescribed by statute in Belgium (which is based on age, service and level of remuneration) in the event his employment is involuntarily terminated other than for Cause.

Dr. Christian Wiehen. Under Dr. Wiehen’s current employment agreement with a Belgian subsidiary of American Standard, he receives cost of living and housing differentials to cover the difference in the cost of living between his home country of Germany and Belgium, where he is currently assigned. Dr. Wiehen is eligible for participation in the annual incentive compensation program with a target of 45% of base pay and in the long-term incentive program with a target of 70% of base pay.

Ulrich Michel. Under Mr. Michel’s current employment agreement with a Belgian subsidiary of American Standard, he is tax equalized on the basis of a U.S. taxpayer. He receives cost of living and housing differentials to cover the difference in the cost of living between the United States and Belgium, where he is currently assigned. He is reimbursed for the cost of participation in a private health and dental insurance programs in Germany, subject to the company’s right to modify the terms and conditions of such policies. Mr. Michel is eligible for participation in the annual and long-term incentive compensation programs with targets of 30% of base pay in each. Mr. Michel’s employment agreement will be amended upon distribution to reflect his new compensation package as Chief Financial Officer of WABCO.

Outstanding Equity Awards at Fiscal Year-End (with respect to American Standard Awards)

Option Awards(1)

Names (a)	Number of Securities Underlying Unexercised Options—(#) Exercisable (b)	Number of Securities Underlying Unexercised Options—(#) Unexercisable (c)		Option Exercise Price ($) (d)	Option Expiration Date (e)
Jacques Esculier	0	75,000	(2)	$36.87	2/1/2016
	23,333	46,667	(3)	$43.34	2/2/2015
	90,000	0		$33.62	12/4/2013
Nikhil M. Varty	0	12,000	(2)	$36.87	2/1/2016
	4,500	9,000	(3)	$43.34	2/2/2015
	9,000	4,500	(5)	$35.03	2/4/2014
	12,000	0		$22.69	2/6/2013
	3,400	0		$22.16	6/1/2011
Jean-Christophe Figueroa	0	12,000	(2)	$36.87	2/1/2016
	1,667	3,333	(4)	$43.09	5/17/2015
Dr. Christian Wiehen	0	8,000	(2)	$36.87	2/1/2016
	4,333	8,667	(3)	$43.34	2/2/2015
	0	5,001	(5)	$35.03	2/4/2014
Ulrich Michel	0	8,000	(2)	$36.87	2/1/2016
	2,000	4,000	(3)	$43.34	2/2/2015
	2,400	1,200	(5)	$35.03	2/4/2014
	4,500	0		$22.90	3/3/2013

1.	The awards described in this column relate to shares of American Standard common stock. The anticipated adjustment of these awards in connection with the distribution is described above under “Compensation Discussion and Analysis, Adjustment of Equity Awards.”

2.	Stock options vest at the rate of 33.3% per year, with vesting dates of 2/1/07, 2/1/08 and 2/1/09

3.	Stock options vest at the rate of 33.3% per year, with vesting dates of 2/2/06, 2/2/07 and 2/2/08

4.	Stock options vest at the rate of 33.3% per year, with vesting dates of 5/17/06, 5/17/07 and 5/17/08

5.	Stock options vest at the rate of 33.3% per year, with vesting dates of 2/4/05, 2/4/06 and 2/4/07

Option Exercises and Stock Vested (with respect to American Standard Options)

Option Awards(1)

Names (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)
Jacques Esculier	17,004	$379,714
Nikhil M. Varty	18,636	$422,490
Dr. Christian Wiehen	24,999	$384,342

1.	The foregoing table describes exercises of options to acquire American Standard common stock. The value set forth in the table was determined in each case based on the closing price of the stock on the day that the option was exercised. Messrs. Figueroa and Michel did not exercise stock options during 2006. None of the Named Officers vested in restricted stock during 2006.

Pension Benefits (with respect to American Standard)

Names	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jacques Esculier	Pension (Cash Balance) Plan(1)	4.5	$19,950	$0
	Executive Supplemental Retirement Benefit Program (SERP)(2)	4.5	$241,437	$0
Nikhil M. Varty	Pension (Cash Balance) Plan(1)	5.6	$17,064	$0
Dr. Christian Wiehen	WABCO Germany Pension Plan(3)	19.0	$699,600	$0

1.	The American Standard Companies Inc. Pension Plan (referred to above as the “Pension (Cash Balance) Plan”) provides a benefit that is based upon certain pay credits to a participant’s notional account and notional earnings credits on the amounts (including prior earnings credits) credited to that notional account. A participant may receive distribution of his or her vested account balance upon termination of employment at any age. Messrs. Esculier’s and Varty’s benefits under the plan are fully vested. To determine the present values shown above, which were calculated as of December 31, 2006, we assumed that Messrs. Esculier and Varty would receive a distribution of their account balances at age 65, regardless of when their employment terminates. Accordingly, we also assumed that Messrs. Esculier’s and Varty’s estimated account balance at December 31, 2006 would be credited annually, until age 65, with the same interest-crediting rate assumed in financial accounting projections as of the end of 2006 (4.75%).

For purposes of determining the incremental benefit accrued by Messrs. Esculier and Varty under the Pension (Cash Balance) Plan in 2006 (which is included in the Summary Compensation Table set forth above), we also assumed that their estimated account balances at December 31, 2005 would have been credited annually, until age 65, with the same interest crediting rate assumed in financial accounting projections as of the end of 2005 (4.25%). The differences in these assumed rates of earnings resulted in an increase in the present value of such benefits at December 31, 2006 in addition to the effect of Messrs. Esculier’s and Varty’s additional services in 2006. In each case—that is, as of December 31, 2005 and December 31, 2006—we also discounted the amount of the projected age 65 account balance (as increased by the assumed notional earnings as described above) by the discount rate used in the American Standard Companies Inc. financial statements for purposes of determining the company’s liabilities in respect of its defined benefit plans for the same period (6.00% for 2006, and 5.75% for 2005).

This difference in the applicable discount rates had the effect of reducing the amount of the present value calculated for Messrs. Esculier and Varty as compared to that calculated for 2005.

2.	The benefit payable to Mr. Esculier under the Executive Supplemental Retirement Benefit Program is initially determined as a life annuity payable commencing at age 65, and is reduced to take into account certain other compensation and benefits that are made available in respect of his services with WABCO, as well as a portion of his projected Social Security benefits. The present values shown above were calculated based on Mr. Esculier’s accrued benefit through December 31, 2006, but payable at age 65. To commute a life annuity into a lump sum payable at age 65, we have used the mortality tables prescribed by the plan for this purpose and the lump sum discount rate used in developing financial statement information for the Executive Supplemental Retirement Benefit Program (4.00% for 2005 and 2006). The lump sum so determined is then reduced by the value of his ESOP account. The value of his ESOP account at age 65 is assumed to be equal to the value of his ESOP account at December 31, 2005 or December 31, 2006, as applicable.

Finally, since the lump sum is determined as of age 65, it must also be discounted from age 65 to December 31, 2006 (and December 31, 2005) using the discount rate used in American Standard Companies Inc.’s financial statements for purposes of determining its liabilities in respect of its defined benefit plans for the same period (5.75% for 2005 and 2006). The difference between the amounts determined as of December 31, 2006 and December 31, 2005 equal the value of the benefit earned under the plan for the year. For purposes of estimating the appropriate offset against Mr. Esculier’s accrued benefit under the Executive Supplement Retirement Benefit Program, his Social Security benefit payable at age 65 is based on the estimated benefit payable at age 65 but determined under the law in effect for 2007 or 2006 for calculations prepared as of December 31, 2006 and December 31, 2005, respectively. Benefits under the plan are vested after five years of service with the company or after attainment of age 65 while employed by the company. American Standard Companies Inc. will retain the liability for this benefit plan for Mr. Esculier.

3.	The WABCO Germany Pension Plan provides a benefit based on final monthly earnings and service as of the date of retirement or termination of service. For Mr. Wiehen, the formula is 0.67% of final monthly earnings (FME) up to the German social security contribution ceiling plus 2.0% of FME above the ceiling times years of service (maximum of 30 years). Benefits are payable as a life annuity with no actuarial reduction for a 60% survivor annuity if married at retirement. Mr. Wiehen is fully vested. Normal retirement is age 65 and benefits may be payable as early as age 60 subject to reductions for early retirement. In accordance with German law, benefit payments are revalued every three years for cost-of-living adjustments. The assumed annual cost-of-living adjustment was 1.50% as of December 31, 2005 and 1.75% as of December 31, 2006.

The assumptions used to develop the accrued benefits and increase in present value of accrued benefits are the same that were used in the American Standard Companies Inc.’s financial statements for purposes of determining its liabilities with respect to its German defined benefit plans except that commencement of benefits was assumed to be at age 65. There was no change in the pension value for Mr. Wiehen since the benefit earned in 2006 was offset by the reduction in the present value of his total accrued benefit from December 31, 2005 to December 31, 2006 due to the increase in the discount rate (as used in American Standard Companies Inc.’s financial statements) from 4.0% as of December 31, 2005 to 4.5% as of December 31, 2006.

Nonqualified Deferred Compensation (with respect to service to American Standard)

Names (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($)(1) (c)	Aggregate Earnings in Last FY ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(3) (f)
Jacques Esculier	$0	$20,000	$172	$0	$92,151
Nikhil M. Varty	$0	$1,800	$1,702	$0	$15,136

1.

The column, “Registrant Contributions in Last FY,” lists the amount of contributions American Standard credited on behalf of Mr. Esculier under the deferred bonus arrangement related to his overseas assignment, which he could not receive currently. This amount is also included in the “Bonus” column in the Summary Compensation Table set forth above, and is not in addition to the amounts reported in such Summary Compensation Table. For Mr. Varty, this column includes contributions made by American Standard to his account under the Supplemental Savings Plan.

2.	The amount shown represents the appreciation in value on notional shares and dividend equivalents credited to Messrs. Esculier and Varty under the Supplemental Savings Plan of American Standard Companies Inc.

3.	The amount reported in the column, “Aggregate Balance at FYE”, reflects the aggregate amount of all Mr. Esculier’s deferred accounts, including the American Standard Companies Inc. Supplemental Savings Plan as well as his deferred overseas assignment bonus arrangement. For Mr. Varty, the amount represents the balance in his Supplemental Saving Plan Account.

Messrs. Figueroa, Wiehen and Michel did not participate in any nonqualified deferred compensation programs.

Severance and Change in Control Arrangements

Under their employment arrangements, Messrs. Esculier and Michel are entitled to severance payments in the event their employment is involuntarily terminated by WABCO without cause or they terminate their employment with WABCO for good reason (as defined below). Mr. Esculier will be paid a lump sum amount equal to two times his annual base salary at the time of termination, plus two times his then current annual incentive target award. Mr. Michel will be paid a lump sum amount equal to one and one half times his annual base salary at the time of termination or departure, plus one and one half times his then current annual incentive target award. In addition, group life and group medical coverage will be continued for up to 18 months (24 months, in the case of Mr. Esculier) following termination and reimbursement of financial planning services of up to $5,000 will be provided if such expenses are submitted within one year of termination of employment. Payment of some or all of these amounts may be delayed for six months following a participant’s termination, or the period over which welfare benefits are provided may be shortened, to the extent required to avoid subjecting the participant to additional taxes or accelerated income recognition under Section 409A of the Internal Revenue Code. These contractual severance benefits will be offset by any statutory entitlements to which any of the Named Officers may become entitled under applicable law. The terms “good reason” and “cause” as referenced herein have the same meaning as in the Change of Control Severance Plan described below. These severance payments and benefits will not be payable in the event Messrs. Esculier and Michel are entitled to benefits under the Change of Control Severance Plan in connection with their termination of employment. Under his current employment agreement, Mr. Figueroa is entitled to a severance payment equal to the greater of one year’s base pay or a payment determined under the formula prescribed by statute in Belgium (which is based on age, service and level of remuneration) in the event his employment is involuntarily terminated other than for Cause (as defined in his agreement).

The table set forth below illustrates the amount of severance benefits and the value of continued welfare benefits that would have been payable to each of the Named Officers if his employment were to be terminated by the company without cause or by him for good reason under the agreements described above had such agreements been in effect on December 31, 2007 and assuming that such terminations occurred prior to the occurrence of a change of control.

SEVERANCE BENEFITS

Names (a)	Cash Severance Benefit(1) (b)	Value of Continued Welfare Benefits and Financial Planning Reimbursement(2) (c)	Total Value of Termination Benefits Payable (d)
Jacques Esculier	$1,836,666	$8,317	$1,844,983
Nikhil M. Varty	$0	$0	$0
Jean-Christophe Figueroa	$911,251	$0	$911,251
Dr. Christian Wiehen	$0	$0	$0
Ulrich Michel	$679,916	$17,450	$697,366

1	For the purposes of this table, current base salary was used for all the Named Officers, with the exception of Mr. Esculier and Mr. Michel where the approved post-distribution base salary was used. Column (b) reflects, for Mr. Esculier, two times annual base salary as of December 31, 2007, plus two times the AIP target as of December 31, 2007, and for Mr. Michel, 1.5 times annual base salary as of December 31, 2007, plus 1.5 times the AIP target as of December 31, 2007 and for Mr. Figueroa column (b) reflects the amount prescribed by his employment agreement.

2	Column (c) reflects, for Mr. Esculier, the estimated value of company provided group life and group medical coverage for two years and reimbursement of financial planning services of up to $5,000 for one year, and for Mr. Michel, the estimated value of company provided group life and group medical coverage for 18 months and reimbursement of financial planning services of up to $5,000 for one year.

The actual amounts payable in the event that any such Named Officer does incur a qualifying termination will likely be different from the amounts shown above, depending on the Named Officer’s then current compensation at the date of such termination.

A group of approximately 20 key executives of the company, including all the Named Officers, will participate in the Change of Control Severance Plan. Under the Change of Control Severance Plan, participants are entitled to severance benefits in the event their employment is involuntarily terminated by WABCO (or a successor entity) without cause or they terminate their employment for good reason, in each case, within 24 months after the occurrence of a change of control of WABCO. Mr. Esculier would be paid a lump sum amount equal to two times his annual base salary at the time of termination or departure, plus two times his then current annual incentive target award. Mr. Michel would be paid a lump sum amount equal to one and one half times his annual base salary at the time of termination or departure, plus one and one half times his then current annual incentive target award. Other executive participants, including Messrs. Varty, Figueroa and Wiehen would be paid a lump sum amount equal to one times annual base salary at the time of termination or departure, plus one times then current annual incentive target award. In addition, group life and group medical coverage will be continued for up to 24 months for Mr. Esculier, 18 months for Mr. Michel and 12 months for other executive participants, including Messrs. Varty, Figueroa and Wiehen following the individual’s termination and reimbursement of financial planning services of up to $5,000 will be provided if such expenses are submitted within one year of the executive’s termination of employment. Payment of some or all of these amounts may be delayed for six months following an officer’s termination of employment, or the period over which welfare benefits are provided to the executives may be shortened, to the extent required to avoid subjecting the executive to additional taxes or accelerated income recognition under Section 409A of the Internal Revenue Code. These contractual severance benefits will be offset by any statutory entitlements to which any of the executives, including the Named Officers, may become entitled under applicable law.

Benefits under the Change of Control Severance Plan are generally capped at the amount necessary to prevent the benefits from resulting in the imposition of an excise tax under the regulations of the U.S. Internal Revenue Code, unless the recipient would receive a larger net benefit on uncapped benefits after the imposition of the excise tax.

For purposes of the entitlement to severance benefits under the Change of Control Severance Plan, cause means a participant’s (1) willful and continued failure substantially to perform his duties with the company or any subsidiary after a demand for substantial performance is made identifying the manner in which it is believed that such participant has not substantially performed his or her duties and such participant is provided a period of thirty (30) days to cure such failure, (2) conviction of, or plea of nolo contendere to, a felony, or (3) the willful engaging by such participant in gross misconduct materially and demonstrably injurious to the company or any subsidiary or to the trustworthiness or effectiveness of the participant in the performance of his duties. Under the Change of Control Severance Plan, good reason is defined to mean the occurrence of any of the following events, without the written consent of the participant, so long as the participant actually terminates employment within 90 days of the occurrence of such event:

1.	an adverse change in the participant’s position or status as an executive or a material diminution in the participant’s duties, authority, responsibilities or status;

2.	relocation of the participant’s principal place of employment to a location more than 30 miles away from the participant’s prior principal place of employment;

3.	a reduction in the participant’s base salary;

4.	the taking of any action by the company or a subsidiary (including the elimination of a plan without providing substitutes therefor or the reduction of such participant’s award thereunder) that would substantially diminish the aggregate projected value of such participant’s award opportunities under the incentive plans in which he or she was participating at the time of the taking of such action; or

5.	the taking of any action that would substantially diminish the aggregate value of the benefits provided to the participant under the medical, health, accident, disability, life insurance, thrift and retirement plans in which he or she was participating at the time of the taking of such action (unless resulting from a general change in benefits applicable to all similarly situated employees of the company and its affiliates).

However, a participant may not terminate his or her employment for good reason on account of any of the events or actions described in items 3, 4 and 5 above, if such event or action is part of a cost savings program and any adverse consequences for the executive of such events or action applies proportionately to all similarly situated executives.

Under the Omnibus Plan, in the event of a change of control of WABCO (as defined in the manner described below), any outstanding stock options or stock appreciation rights will become immediately exercisable and may be cashed out at the discretion of the MDC, and the restricted period shall lapse as to any outstanding restricted stock or restricted units. Subject in the case of certain stock options to limitations required to comply with conditions imposed under federal income tax laws, any cash out will occur using a change of control settlement value that is based on the highest price of the stock prevailing during the 60-day trading period immediately preceding the occurrence of the event that gives rise to a change in control. Notwithstanding the foregoing, no acceleration of exercisability, vesting or cash settlement will occur if the MDCC determines, prior to the change of control, that any stock option, stock appreciation right, restricted share or restricted unit will be replaced or otherwise honored by the new employer. Upon a change of control, all performance periods for annual incentive and long-term incentive awards shall end, and awards shall become payable at target levels, prorated for the portion of the performance period completed prior to the change of control. Under the Omnibus Plan, any participant whose employment is terminated other than for cause on or after the date of the company’s shareholders approve a change of control, but before the change of control occurs, will receive the same benefits as though he or she remained employed until the change of control.

The table set forth below illustrates the amount that would be payable for each of the Named Officers under the Change of Control Severance Plan and the Omnibus Plan in the event of a change of control and a qualifying termination before or after a change of control. It does not include an estimate of the value of acceleration of unvested equity awards due to the unavailability of a trading price for WABCO common stock with which to make such an estimate, as well as the fact that no WABCO share awards are outstanding at this point, so we are unable to allocate the number of shares or any grant or exercise price to the Named Officers.

CHANGE OF CONTROL BENEFITS

Names (a)	Total Value of Termination Benefits Payable(1) (b)	Other Incremental Benefits Payable(2) (c)	Total Value of Benefits Payable Due to a Change of Control (d)
Jacques Esculier	$1,844,983	$1,287,361	$3,132,344
Nikhil M. Varty	$311,234	$212,026	$523,260
Jean-Christophe Figueroa	$474,942	$301,731	$776,673
Dr. Christian Wiehen	$400,870	$510,121	$910,991
Ulrich Michel	$697,366	$306,984	$1,004,350

The table set forth above illustrates the amount that would be payable for each of the Named Officers in the event of a change of control.

1	For the purposes of this table, current base salary was used for all the Named Officers, with the exception of Mr. Esculier and Mr. Michel where the approved post-distribution base salary was used. For Mr. Esculier, this amount reflects two times annual base salary as of December 31, 2007, plus two times the AIP target as of December 31, 2007 and the estimated value of company provided group life and group medical coverage for two years and reimbursement of financial planning services of up to $5,000 for one year.

For Messrs. Varty, Figueroa and Wiehen, this amount reflects 1.0 times annual base salary as of December 31, 2007, plus 1.0 times the AIP target as of December 31, 2007 and the estimated value of company provided group life and group medical coverage for 12 months.

For Mr. Michel, this amount reflects 1.5 times annual base salary as of December 31, 2007, plus 1.5 times the AIP target as of December 31, 2007 and the estimated value of company provided group life and group medical coverage for 18 months and reimbursement of financial planning services of up to $5,000 for one year.

2	Column (c) represents an estimate of the pro-rata target awards under all in progress performance cycles for Annual and Long-Term Incentive Awards as of December 31, 2007.

For Mr. Esculier, these amounts represent $318,333, $369,028, $400,000, and $200,000 for the 2007 AIP, 2005-2007, 2007-2008 (WABCO) and 2007-2009 (WABCO) Long-Term Incentive Plan performance cycles, respectively.

For Mr. Varty, these amounts represent $78,750, $66,093, $44,683 and $22,500 for the 2007 AIP, 2005-2007, 2007-2008 (WABCO) and 2007-2009 (WABCO) Long-Term Incentive Plan performance cycles, respectively.

For Mr. Figueroa, these amounts represent $119,100, $77,544, $69,654, and $35,433 for the 2007 AIP, 2005-2007, 2007-2008 (WABCO) and 2007-2009 (WABCO) Long-Term Incentive Plan performance cycles, respectively.

For Dr. Wiehen, these amounts represent $124,408, $192,261, $128,944, and $64,508 for the 2007 AIP, 2005-2007, 2007-2008 (WABCO) and 2007-2009 (WABCO) Long-Term Incentive Plan performance cycles, respectively.

For Mr. Michel, these amounts represent $103,277, $63,707, $93,333, and $46,667 for the 2007 AIP, 2005-2007, 2007-2008 (WABCO) and 2007-2009 (WABCO) Long-Term Incentive Plan performance cycles, respectively.

The amounts listed in the above table are only estimates of the amounts that would have become payable in the event that a change of control were to occur on December 31, 2007, based on the assumptions described above. The actual amounts payable in the event that a change of control does occur will be more or less than the amounts shown below, depending on the actual terms and conditions of any such event and the facts and circumstances actually prevailing at the time of such event.

For purposes of the Change of Control Severance Plan and the Omnibus Plan, a “Change of Control” is defined to include the occurrence of any of the following events: (i) a person (other than WABCO, any Subsidiary or any employee benefit plan maintained by WABCO or any Subsidiary) is or becomes the beneficial owner, directly or indirectly, of securities of the company representing 20% or more of the combined voting power of WABCO’s then-outstanding securities (or 25% to the extent that, prior to meeting the 20% threshold, the non-management members of the Board unanimously adopt a resolution consenting to such acquisition by such beneficial owners); (ii) during any consecutive 24-month period, individuals who at the beginning of such period constitute the Board, together with those individuals who first become directors during such period (other than by reason of an agreement with WABCO or the Board in settlement of a proxy contest for the election of directors) and whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board; (iii) the consummation of any merger, consolidation, recapitalization or reorganization involving WABCO, other than any such transaction immediately following which the persons who were the beneficial owners of the outstanding voting securities of WABCO immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by the voting securities of the entity surviving such transaction or the ultimate parent of such entity in substantially the same relative proportions as their ownership of WABCO’s voting securities immediately prior to such transaction; provided that, such continuity of ownership (and preservation of relative voting power) shall be deemed to be satisfied if the failure to meet such threshold (or to preserve such relative voting power) is due solely to the acquisition of voting securities by an employee benefit plan of WABCO, such surviving entity, any subsidiary or any subsidiary of such surviving entity; (iv) the sale of substantially all of the assets of WABCO to any person other than any subsidiary or any entity in which the beneficial owners of the outstanding voting securities of WABCO immediately prior to such sale are the beneficial owners of at least 55% of the total voting power represented by the voting securities of such entity or the ultimate parent of such entity in substantially the same relative proportions as their ownership of WABCO’s voting securities immediately prior to such transaction; or (v) the shareholders of WABCO approve a plan of complete liquidation or dissolution of WABCO.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by American Standard. After the distribution, American Standard will own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each of our shareholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the persons nominated to serve as our directors, (iii) each officer named in the Summary Compensation Table and (iv) all of our executive officers and directors nominees as a group. We based the share amounts on each person’s beneficial ownership of American Standard common stock and stock options as of May 15, 2007, unless we indicate some other basis for the share amounts, and assume a distribution ratio of one share of our common stock for every three shares of American Standard common stock. The mailing address for each executive officer and director nominee will be c/o WABCO Holdings Inc., One Centennial Avenue, Piscataway, New Jersey 08855.

Name of Beneficial Owner	Shares to be Beneficially Owned	Percent of Class
Principal Shareholder:
Capital Group International, Inc.(1)	5,845,167	8.8
Wellington Management Company, LLP(2)	4,648,233	7.0
American Standard Employee Stock Ownership Plan (the “Savings Plan”)(3)	3,850,093	5.8
Berkshire Hathaway Inc.(4)	3,687,567	5.6
American Standard Employee Stock Ownership Plan (the “ESOP”)(3)	3,395,439	5.1
Directors and Executive Officers(5):
G. Peter D’Aloia(6)	215,542	*
Dr. Juergen Gromer	0	*
James F. Hardymon(7)	31,974	*
Kenneth J. Martin	0	*
Michael Smith	333	*
Jacques Esculier	38,120	*
Nikhil M. Varty	9,228	*
Jean-Christophe Figueroa	1,889	*
Dr. Christian Wiehen	0	*
Ulrich Michel	4,922	*
All directors and executive officers as a group (persons)	304,154	*

*	Indicates that the percentage projected to be beneficially owned by the named individual does not exceed 1% of our common stock.

(1)	In an amended Schedule 13G filed on February 12, 2007, CGII reported that, as of December 29, 2006, it was deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to hold sole dispositive power with respect to 17,535,500 shares of American Standard common stock, but sole voting power with respect to only 13,544,470 of such shares, by virtue of the fact that it is the parent holding company of a group of investment companies, including Capital Guardian Trust Company (“CGTC”). CGII disclaimed beneficial ownership over all such shares. CGII’s address is 1110 Santa Monica Blvd, Los Angeles, CA 90025. In that same Schedule 13G. CGTC, a wholly owned subsidiary of CGII located at 1110 Santa Monica Blvd., Los Angeles, CA 90025, separately reported that it held, as of that same date, sole dispositive power over 13,018,610 shares of American Standard common stock, and sole voting power with respect to 9,497,780 shares, by virtue of its role as the investment manager for various institutional accounts held in such investment companies.

(2)	In a Schedule 13G filed on February 14, 2007, Wellington reported that, as of December 31, 2006, it was deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to hold shared voting power with respect to 9,694,300 shares of American Standard common stock but shared dispositive power with respect to 13,924,500 shares, by virtue of the fact that it is an investment advisor. Wellington’s address is 75 State Street, Boston, MA 02109.

(3)	The business address for the ESOP and Savings Plan is c/o American Standard Inc., P.O. Box 6820, One Centennial Avenue, Piscataway, New Jersey 08855-6820. Fidelity Management Trust Company is the trustee of both the ESOP and the Savings Plan. The trustee’s business address is 300 Puritan Way, Mail Zone-MM3H, Marlborough, Massachusetts 01752-3070.

(4)	In a Schedule 13G filed on February 14, 2007, Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc., OBH, Inc., National Indemnity Company, GEICO Corporation and Government Employees Insurance Company, filing as a group, reported that, as of December 31, 2006, it was deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to hold shared voting power and shared dispositive power with respect to 11,062,700 shares of American Standard common stock. The address for Warren E. Buffett, Berkshire Hathaway Inc. and OBH, Inc. is 1440 Kiewit Plaza, Omaha, NE 68131; the address for National Indemnity Company is 3024 Harney Street, Omaha, NE 68131; the address for GEICO Corporation and Government Employees Insurance Company is 1 Geico Plaza, Washington, DC 20076.

(5)	Where applicable, the number of shares shown for officers and directors includes options exercisable within 60 days of May 15, 2007, and shares allocated to their respective accounts in the ESOP and Savings Plan. The shares allocated to the officers’ and directors’ ESOP and Savings Plan accounts were as follows: Mr. D’Aloia, 1,534 shares; Mr. Esculier, 898 shares; and Mr. Varty, 1,062 shares.

(6)	Includes 2,366 shares held in American Standard’s Employee Stock Purchase Plan.

(7)	The number of shares shown includes options exercisable within 60 days of May 15, 2007 and shares held in the American Standard Companies Inc. Supplemental Plan for Outside Directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from American Standard

The distribution will be accomplished by American Standard distributing all of its shares of our common stock to holders of American Standard common stock entitled to such distribution, as described in “The Separation” section included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver by American Standard of the conditions to the separation and distribution, as described in “The Separation—Conditions to the Distribution.”

Agreements with American Standard

Before our separation from American Standard, we will enter into a Separation and Distribution Agreement and several other agreements with American Standard to effect the separation and provide a framework for our relationships with American Standard after the separation. These agreements will govern the relationships between us and American Standard subsequent to the completion of the separation plan and provide for the allocation between us and American Standard of American Standard’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior our separation from American Standard. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from American Standard and the distribution of our shares of common stock to American Standard shareholders), these agreements include:

•	the Tax Sharing Agreement;

•	the Transition Services Agreement;

•	the Employee Matters Agreement; and

•	the Indemnification and Cooperation Agreement.

The principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from American Standard. No changes may be made after our separation from American Standard without our consent if such changes would adversely affect us.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with American Standard regarding the principal transactions necessary to separate us from American Standard. It will also set forth other agreements that govern certain aspects of our relationship with American Standard after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of our common shares to American Standard shareholders.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and American Standard as part of the reorganization of American Standard, and will describe when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the

Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•

All of the assets and liabilities (including whether accrued, contingent or otherwise) associated with the Vehicle Controls Systems business of American Standard will be retained by or transferred to us or one of our subsidiaries.

•

All other assets and liabilities (including whether accrued, contingent or otherwise) of American Standard will be retained by or transferred to American Standard or one of its subsidiaries (other than us or one of our subsidiaries).

•

Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of American Standard that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses.

•

Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document that offers for sale by such party any security after the separation.

•

Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document that offers for sale any security prior to the separation to the extent such liabilities arise out of, or result from, matters related to their respective businesses.

•

American Standard will assume or retain any liability relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation (including the Form 10 and this information statement), but only to the extent such liability derives from a material misstatement or omission contained in the portions of this information statement that relate to American Standard; we will assume or retain any other liability relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation (including the Form 10 and this information statement).

•

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, we will be responsible for any costs or expenses incurred by us or American Standard in connection with the separation other than costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the separation.

•

In addition, notwithstanding the allocation described above, we and American Standard will agree that American Standard will be responsible for, and indemnify us against, losses related to all of the contingent liabilities (and related costs and expenses) arising out of the asbestos litigation matters that are described in American Standard’s public filings with the Securities and Exchange Commission.

The allocation of liabilities with respect to taxes is solely covered by the Tax Sharing Agreement and the allocation of liabilities with respect to the European Commission investigation is solely covered by the Indemnification and Cooperation Agreement.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and

Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to affect such transfers or assumptions as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will distribute to American Standard as a stock dividend the number of shares of such our common stock distributable in the distribution. American Standard will cause its agent to distribute to American Standard shareholders that hold shares of American Standard common stock as of the applicable record date all the issued and outstanding shares of our common stock. American Standard will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by American Standard in its sole discretion. For further information regarding the conditions relating to our separation from American Standard, see “The Separation—Conditions to the Distribution.”

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of American Standard’s business with American Standard. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;

•	the operation of each such party’s business, whether prior to or after the distribution; and

•	any breach by such party of the Separation and Distribution Agreement or ancillary agreement.

Finally, pursuant to the Separation and Distribution Agreement, we will agree to indemnify American Standard for any losses it suffers as a result of or otherwise in connection with American Standard’s indemnification obligations to the purchaser of its Bath & Kitchen business for certain environmental liabilities that are retained by American Standard in connection with its sale of the Bath & Kitchen business. The Bath & Kitchen business includes 54 facilities operating in 23 countries.

Indemnification with respect to taxes will be governed solely by the Tax Sharing Agreement.

Legal Matters. Except as otherwise set forth in the Separation and Distribution Agreement (or as further described below), each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation.

Insurance. Following the separation, we will be responsible for obtaining and maintaining our own insurance coverage and will no longer be an insured party under American Standard’s insurance policies, except in specified circumstances to be set forth in the Separation and Distribution Agreement.

Dispute Resolution. If a dispute arises with American Standard under the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation and Distribution Agreement, the dispute will be resolved through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Sharing Agreement

Before our separation from American Standard, we will enter into a Tax Sharing Agreement that generally will govern American Standard’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of our stock to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code. Under the Tax Sharing Agreement, we generally will be liable for, and indemnify American Standard and its subsidiaries against, taxes incurred as a result of the distribution of our common stock not qualifying as tax-free for U.S. federal income tax purposes and certain internal reorganization transactions undertaken prior to and in connection with the distribution of our common stock, unless, in each case, such taxes result from certain actions undertaken by American Standard, any of its subsidiaries or any of its shareholders after such distribution. We will also assume liability for and indemnify American Standard and its subsidiaries against taxes attributable to us, our subsidiaries or any of our assets or operations for all tax periods. American Standard generally will be liable for and indemnify us against taxes attributable to American Standard, its subsidiaries or any of its assets or operations for all tax periods other than taxes arising as a result of the distribution or related transactions that are described above as payable by us. Notwithstanding the foregoing, we will be liable for and indemnify American Standard against certain indemnification claims with respect to non-U.S. taxes (including income tax, value added tax and withholding tax) that may be made by a buyer of the Bath and Kitchen business for taxable periods during which American Standard owned and operated the Bath and Kitchen business up to the earlier of the date of the closing of the sale of the Bath and Kitchen business or December 31, 2007.

Transition Services Agreement

Prior to our separation from American Standard, we will enter into a Transition Services Agreement with American Standard to provide for an orderly transition to being an independent company. Under the Transition

Services Agreement, American Standard will agree to provide us with various services, including services relating to human resources, payroll, treasury and risk management, environmental technology, tax compliance, telecommunications services and information technology services.

Under the Transition Services Agreement, the cost of each transition service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on our historical financial statements. The cost of each transition service will be based on either a flat fee or an allocation of the cost incurred by the company providing the service. WABCO will pay an arm’s length fee to American Standard for these services, which fee is generally intended to allow American Standard to recover all of its direct and indirect costs, generally without profit. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of American Standard into three companies. Unless specifically indicated below, all services to be provided under the Transition Services Agreement will be provided for a specified period of time, and the parties’ abilities to terminate those services in advance without penalty will be limited. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from American Standard. We are developing a plan to increase our own internal capabilities in the future to reduce our reliance on American Standard for these services. We will have the right to receive reasonable information with respect to the charges to us by American Standard and other service providers for transition services provided by them.

We currently provide some Treasury and cash management services for American Standard. Under the Transition Services Agreement we will continue to provide certain of these services for a specified period of time in exchange for an arms length fee intended to cover our direct and indirect cost of providing these services.

Employee Matters Agreement

Prior to our separation from American Standard, we will also enter into an Employee Matters Agreement with American Standard. The Employee Matters Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both in and outside of the United States. The Employee Matters Agreement will also provide that outstanding American Standard stock options will be equitably adjusted in connection with the distribution (see “Management—Compensation Discussion and Analysis—Existing Equity Awards”).

Indemnification and Cooperation Agreement

Prior to our separation from American Standard, WABCO, American Standard and certain of our subsidiaries will enter into an Indemnification and Cooperation Agreement. Pursuant to this agreement, WABCO and certain of our subsidiaries will be responsible for, and will indemnify American Standard and its subsidiaries (including certain subsidiaries formerly engaged in the Bath and Kitchen business) and their respective affiliates against any fines related to the European Commission’s investigation, as outlined in the Statement of Objections, into possible infringement of European Union competition regulations relating to the distribution of bath and kitchen fixtures and fittings in certain European countries by certain subsidiaries of American Standard involved in the Bath and Kitchen business. The agreement also will provide for cooperation between the parties in the investigation and litigation of these claims.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated by-laws. The summary is qualified in its entirety by reference to these documents, which will be filed as exhibits to the registration statement of which this information statement is a part, for greater detail on the provisions that may be important to you.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share, and 4,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the distribution, we expect that approximately          million shares of our common stock will be issued and outstanding based upon approximately          shares of American Standard common stock that we expect to be outstanding on the record date. All outstanding shares of our common stock, when issued, will be fully paid and non-assessable.

Dividends. Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board out of funds legally available for that purpose. See “Dividend and Share Repurchase Policy.”

Voting Rights. Each outstanding share of our common stock will be entitled to one vote per share on each matter to be voted on by the holders of our common stock. The holders of our common stock will not be entitled to cumulative voting of their shares in elections of directors.

Other Rights. In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock will be entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock will not be subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock will not be entitled to pre-emptive rights.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our Board, without the approval of our stockholders, to issue shares of our preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock. As of the completion of the distribution,          million shares of our junior participating cumulative preference stock will be reserved for issuance upon exercise of our preferred stock purchase rights (see “—Rights Plan”).

Rights Plan

We expect our Board will adopt a rights agreement on or prior to the distribution date. Pursuant to the rights agreement, one preferred stock purchase right will be issued for each outstanding share of our common stock. Each right issued will be subject to the terms of the rights agreement.

Our Board believes that the rights agreement will protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock, without the approval of our Board.

For a more detailed description of the rights under our rights agreement, please see “—Rights Plan”.

Anti-takeover Effects of Our Rights Plan, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law

Our rights plan and some provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

Our rights plan, which is summarized below, and certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. The provisions summarized below are designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because negotiation with such proponent could result in an improvement of their terms.

Election and Removal of Directors

Our amended and restated certificate of incorporation provides that our Board is divided into three classes. The term of the first class of directors expires at our 2008 annual meeting of stockholders, the term of the second class of directors expires at our 2009 annual meeting of stockholders and the term of the third class of directors expires at our 2010 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. In addition, a director may only be removed from office for cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote in the election of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and amended and restated by-laws provide that our Board may consist of no less than three and no more than 15 directors and our Board will fix the exact number of directors to comprise our Board. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board then in office and any vacancies in our Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our amended and restated certificate of incorporation and amended and restated by-laws, special meetings of our stockholders may only be called by our Chairman or Chief Executive Officer, or pursuant to a resolution adopted by a majority of our entire Board.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws will have advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to business properly brought before the annual meeting by or at the direction of our Board or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.

Our amended and restated by-laws will govern stockholder nominations of candidates for election as directors except with respect to the rights of holders of our preferred stock. Under our amended and restated by-laws, nominations of persons for election to our Board may be made at an annual meeting by a stockholder of record on the date of giving notice to our secretary and as of the record date for the determination of stockholders entitled to vote at the meeting if the stockholder submits a timely notice of nomination. A notice of a stockholder nomination will be timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

The notice of a stockholder nomination must contain specified information, including, without limitation:

•	the name, age, business and, if known, residence addresses of each nominee;

•	the principal occupation or employment of such nominee;

•	the number of shares of stock of the company beneficially owned by each such nominee and the nominating stockholder;

•	the consent of each nominee to serve as a director if so elected; and

•	any other information concerning the nominee that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.

Our amended and restated by-laws will govern the notification process of all other stockholder proposals to be brought before an annual meeting. Under our amended and restated by-laws, notice of a stockholder proposal will be timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. The notice of a stockholder proposal must contain specified information as described in out amended and restated by-laws.

If the chairman of the meeting determines that the stockholder nomination or proposal was not properly brought before the meeting in accordance with the provisions of our amended and restated certificate of incorporation or amended and restated by-laws, as the case may be, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation to elect its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Delaware Anti-takeover Law

Upon the distribution, we will be governed by Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10.0% or more of the assets of the corporation to or with the interested stockholder; or

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation; or

•

an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption.

Our amended and restated certificate of incorporation and amended and restated by-laws do not exempt us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Amendment of Amended and Restated By-laws

Our amended and restated by-laws provide that the provisions of our amended and restated by-laws relating to:

•	special meetings;

•	stockholder proposals and nominations of directors;

•	stockholder action by written consent;

•	director and officer indemnification; and

•	any provision relating to the amendment of any of these provisions;

may only be amended by the vote of a majority of our Board or by the affirmative vote of at least 65% of the voting power of the outstanding stock entitled to vote generally in the election of our Board. Our amended and restated certificate of incorporation and our amended and restated by-laws provide that any other provision of our amended and restated by-laws may only be amended by the vote of a majority of our Board or by the vote of holders of a majority of the voting power of the outstanding stock entitled to vote generally in the election of our Board.

Amendment of the Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation provides that the provisions of our amended and restated certificate of incorporation relating to:

•	the Board’s power to issue rights;

•	amendment of the amended and restated by-laws;

•	the size, classification, election, removal, nomination and filling of vacancies with respect to the Board of Directors;

•	director and officer indemnification;

•	cumulative voting;

•	stockholder action by written consent and ability to call special meetings; and

•	any provision relating to the amendment of any of these provisions;

may only be amended by the affirmative vote of at least 65% of the voting power of the outstanding stock entitled to vote generally in the election of our Board. As provided by Delaware law, any other provision of our amended and restated certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding stock entitled to vote generally in the election of our Board.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Rights Plan

The Rights. We provide the following summary description below. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which will be filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this information statement forms a part. Our Board will authorize the issuance of one right for each share of our common stock outstanding on the date the distribution is completed.

Our rights will initially trade with, and will be inseparable from, our common stock. Our rights will not be represented by certificates. New rights will accompany any new shares of common stock we issue after the date the separation is completed until the date on which the rights are separated from our common stock and exercisable as described below.

Exercise Price. Each right will allow its holder to purchase from us one one-hundredth of a share of our junior participating cumulative preferred stock, which we refer to as our preferred stock, for $            , once the rights become separated from our common stock and exercisable. Prior to its exercise, a right does not give its holder any dividend, voting or liquidation rights.

Exercisability. Each right will not be separated from our common stock and exercisable until:

•	ten business days after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of our outstanding common stock or, if earlier,

•

ten business days (or a later date determined by our Board before the rights are separated from our common stock) after a person or group begins or publicly announces an intention to begin a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

Until the date the rights become exercisable, book-entry ownership of our common stock will evidence the rights, and any transfer of shares of our common stock will constitute a transfer of the rights associated with the shares of common stock. After the date the rights separate from our common stock, our rights will be evidenced by book-entry credits. Any of our rights held by an acquiring person will be void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then applicable exercise price, based on the market price of our common stock prior to such acquisition.

•

Flip Over. If we are acquired in a merger or similar transaction after the date the rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to such merger.

Expiration. Our rights will expire on                     , 2017, unless earlier redeemed by the Board in accordance with the Rights Agreement.

Redemption. Our Board may redeem our rights for $0.01 per right at any time before a person or group becomes an acquiring person. If our Board redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or issue stock dividends on our common stock.

Exchanges. After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our Board may extinguish the rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions. The purchase price for one one-hundredth of a share of our preferred stock, the number of shares of our preferred stock issuable upon the exercise of a right and the number of our outstanding rights may be subject to adjustment in order to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock. No adjustments to the purchase price of our preferred stock will be required until the cumulative adjustments would amount to at least 1% of the purchase price.

Amendments. The terms of our rights agreement may be amended by our Board without the consent of the holders of our common stock. After the rights separate from our common stock and become exercisable, the Board may not amend the agreement in a way that adversely affects the interests of the holders of the rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

NYSE Listing

We intend to file an application to list our shares of common stock on the New York Stock Exchange. We expect that our shares will trade under the ticker symbol “WBC.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below, our amended and restated certificate of incorporation and amended and restated by-laws, and the contracts referred to below.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

DESCRIPTION OF MATERIAL INDEBTEDNESS

At March 31, 2007, WABCO’s debt included $40.0 million of Euro denominated 7.59% Guaranteed Senior Bonds due 2013. These bonds were guaranteed by American Standard and some of its subsidiaries, in conjunction with certain WABCO subsidiaries. Other indebtedness at March 31, 2007 included $25.9 million of bank debt and capitalized lease obligations and $12.6 million of short term borrowing including bank debt.

On April 30, 2007, WABCO redeemed and retired all the outstanding Euro denominated 7.59% Guaranteed Senior Bonds due 2013.

At separation, we will have in place one primary bank credit agreement, which will provide the company and certain of its subsidiaries with an unsecured, five-year $800 million, multi-currency revolving credit facility that will expire on the fifth anniversary of the spin-off date. The primary bank credit agreement was entered into by us and certain of our subsidiaries on May 31, 2007 and the credit facility will become available to us immediately prior to the separation. The proceeds of the borrowings under the credit facility may be used to fund potential repurchases of our shares and to meet short-term requirements. Additionally, the facility may be used to pay a fine or provide a bank guarantee that will be required pursuant to a decision relating to the European Commission investigation matter as further described under the heading “Business—Legal Proceedings—The European Commission Investigation.” Up to $100 million under this facility may be used for issuing letters of credit, and up to $75 million for same-day borrowings.

The primary bank credit agreement contains terms and provisions customary for transactions of this type, including various covenants that limit, among other things, subsidiary indebtedness, liens, and certain fundamental business changes. The covenants also require us to meet certain financial tests: ratio of net indebtedness to EBITDA, EBITDA to net interest expense, and a liquidity test described below. The liquidity covenant requires us to have at least $100 million of liquidity (which includes unused commitments under the agreement and certain other committed facilities that may be entered into, as well as unrestricted cash and cash equivalents) after giving effect to any payment of a fine or any provision of a bank guarantee that will be required pursuant to a decision relating to the European Commission investigation matter further described under the heading “Business—Legal Proceedings—The European Commission Investigation.” Other covenants include maintenance of corporate existence and properties, payment of taxes, maintenance of insurance, delivery of financial reports and other information, access to books and records, compliance with laws, and restrictions on liens, subsidiary indebtedness, mergers and sales of assets, and use of proceeds.

The credit facility contains customary events of default, including nonpayment of principal or other amounts when due; breach of covenants; inaccuracy of representations and warranties; cross-default and/or cross-acceleration to other material indebtedness; certain ERISA-related events; certain voluntary and involuntary bankruptcy events; undischarged, uninsured judgments greater than $75 million entered against WABCO or material subsidiaries; and a change in control. If an event of default occurs and is continuing under the credit facility, the lenders may among other things, terminate their obligations thereunder and require WABCO to repay all amounts thereunder.

Interest on loans under the credit facility will be payable at WABCO’s election as follows: (i) for Alternate Base Rate loans denominated in U.S. Dollars, interest will be calculated at a rate per annum equal to the greater of (a) JPMorgan Chase Bank, N.A.’s prime rate and (b) the Federal Funds Effective Rate plus 0.5%; (ii) for Eurocurrency loans, interest will be calculated at a rate per annum equal to LIBOR plus an applicable margin which upon the spin-off will be 0.440% but which can vary from 0.350% to 0.650% based on WABCO’s leverage ratio; and (iii) for Competitive Loans, interest will be calculated pursuant to a competitive bid procedure. The applicable margins used to determine the LIBOR loan rate are determined based upon the leverage ratio of WABCO, which represents the ratio of WABCO’s consolidated net indebtedness on the last day of any fiscal quarter to consolidated EBITDA for the period of four consecutive fiscal quarters ending on such day. The credit facility also provides for certain of the borrowers to pay various fees including a facility fee on the amount of the lenders’ commitments thereunder (upon the spin-off the fee will be 0.110% per annum but can vary from 0.100% to 0.150% based on WABCO’s credit rating). Interest on overdue loans under the credit facility will accrue at per annum rates that are 2% higher than the rates otherwise applicable to such loans.

The credit facility permits voluntary prepayments (without reducing availability for future revolving borrowings) and voluntary commitment reductions, in each case without premium or penalty. The borrowings will be unsecured but will be guaranteed by WABCO.

In addition, we are in the process of establishing a credit facility in the amount of $20 million for our China operations, which will be drawn upon in local currency and used for general corporate purposes. This credit facility is expected to be available and drawn upon prior to the separation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that American Standard shareholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http//www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet site a www.             .com. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

All other schedules have been omitted because the information is not applicable or is not material or because the information required is included in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of WABCO Holdings Inc., a wholly owned subsidiary of American Standard Companies Inc.

We have audited the accompanying combined consolidated balance sheets of WABCO Holdings Inc., a wholly owned subsidiary of American Standard Companies Inc., as of December 31, 2006 and 2005, and the related combined consolidated statements of income, owners’ net investment and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of WABCO Holdings Inc. management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of WABCO Holdings Inc. at December 31, 2006 and 2005, and the combined consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, the Company changed its methods of accounting for stock-based compensation on January 1, 2006, and defined benefit pension and other post-retirement plan obligations on December 31, 2006.

/s/ ERNST & YOUNG LLP

New York, New York

February 22, 2007

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

COMBINED CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
(Amounts in millions)	2006	2005	2004
Sales	$2,015.2	$1,831.0	$1,723.8
Costs, expenses and other income:
Cost of sales	1,463.5	1,312.5	1,252.4
Selling and administrative expenses	255.0	233.5	212.7
Product engineering	72.2	73.5	66.2
Equity in income of unconsolidated joint ventures	(23.3)	(24.5)	(20.2)
Other expense, net	10.8	5.4	0.1
Net interest expense/(income)—related party	6.2	(6.0)	(5.4)
Interest expense	5.1	3.9	3.4

	1,789.5	1,598.3	1,509.2
Income before income taxes	225.7	232.7	214.6
Income taxes	87.9	87.4	23.2

Net income	$137.8	$145.3	$191.4

Pro forma net income per common share (unaudited)
Basic	$2.05	$2.17	$2.85
Diluted	$2.00	$2.11	$2.77

Pro forma common shares outstanding (unaudited)
Basic	67.1	67.1	67.1
Diluted	69.0	69.0	69.0

See Notes to Financial Statements.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

COMBINED CONSOLIDATED BALANCE SHEET

	Year Ended December 31,
(Amounts in millions)	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$34.8	$39.9
Accounts receivable, less allowance for doubtful accounts—$6.5 in 2006; $5.5 in 2005	186.5	129.5
Inventories	138.0	116.3
Future income tax benefits	14.5	18.6
Retained interest in securitization program	17.4	15.8
Other current assets	35.6	28.6

Total current assets	426.8	348.7
Facilities, at cost, net of accumulated depreciation	299.7	259.9
Goodwill	343.8	311.7
Capitalized software costs, net of accumulated amortization—$71.5 in 2006; $53.7 in 2005	37.4	39.6
Long-term future income tax benefits	42.0	14.1
Investment in unconsolidated Joint Ventures	84.9	79.2
Other assets	42.3	42.2

TOTAL ASSETS	$1,276.9	$1,095.4

LIABILITIES AND OWNERS’ NET INVESTMENT
Current liabilities:
Loans payable to banks	$17.9	$7.2
Accounts payable	147.3	127.9
Accrued payrolls	74.2	55.2
Current portion of warranties	35.1	26.8
Taxes on income	65.5	39.1
Cash collected on behalf of banks—securitization	68.7	54.6
Other accrued liabilities	67.6	54.1

Total current liabilities	476.3	364.9
Long-term debt	57.3	37.2
Other long-term liabilities:
Post-retirement benefits	366.4	323.2
Warranties	5.4	7.1
Deferred tax liabilities	18.5	17.5
Minority interest	11.4	10.3
Other	26.4	24.4

Total liabilities	961.7	784.6
Commitments and contingencies
Owners’ net investment	306.0	298.0
Accumulated other comprehensive income:
Foreign currency translation effects	82.4	63.9
Minimum pension liability adjustment, net of tax	—	(51.1)
Unrealized losses on benefit plans, net of tax	(73.2)	—

Total owners’ net investment	315.2	310.8

TOTAL LIABILITIES AND OWNERS’ NET INVESTMENT	$1,276.9	$1,095.4

See Notes to Financial Statements.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Amounts in millions)	2006	2005	2004
Cash provided (used) by:
Operating activities:
Net income	$137.8	$145.3	$191.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49.2	40.2	32.1
Amortization of capitalized software and other intangibles	32.6	36.3	37.6
Equity in earnings of unconsolidated joint ventures, net of dividends received	(4.7)	(9.8)	(9.2)
Non-cash stock compensation	2.7	0.3	0.3
Deferred income taxes	(15.7)	(9.5)	8.9
Loss on sale of property, plant and equipment	1.6	—	—
Changes in assets and liabilities:
Accounts receivable	(38.2)	7.9	(28.2)
Inventories	(9.7)	(8.2)	(17.3)
Accounts payable	5.0	(0.6)	(1.9)
Other accrued liabilities and taxes	56.3	13.5	(1.4)
Post-retirement benefits	(31.4)	0.2	1.6
Other current and long-term assets	(21.8)	(24.2)	(1.0)
Other long-term liabilities	11.7	3.6	5.1

Net cash provided by operating activities:	175.4	195.0	218.0

Investing activities:
Purchases of property, plant and equipment	(65.2)	(61.9)	(58.1)
Investments in computer software	(7.5)	(8.3)	(11.4)
Proceeds from disposal of property, plant and equipment	—	0.7	1.3

Net cash used by investing activities:	(72.7)	(69.5)	(68.2)

Financing activities:
Borrowings of long-term debt	64.8	—	—
Repayments of long-term debt	(52.7)	(0.3)	(0.4)
Borrowings of short-term debt	19.6	4.6	7.8
Repayments of short-term debt	(9.3)	(8.1)	(6.9)
Net change in balance due from/to American Standard or American Standard affiliated entities	(132.5)	(107.3)	(143.2)

Net cash provided/(used) by financing activities:	(110.1)	(111.1)	(142.5)

Effect of exchange rate changes on cash and cash equivalents	2.3	(1.4)	1.4

Net increase/(decrease) in cash and cash equivalents	(5.1)	13.0	8.5
Cash and cash equivalents at beginning of period	39.9	26.9	18.4

Cash and cash equivalents at end of period	$34.8	$39.9	$26.9

Cash paid during the year for:
Interest	$5.0	$3.3	$3.0
Taxes	$48.9	$50.3	$51.9

See Notes to Financial Statements.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

COMBINED CONSOLIDATED STATEMENT OF OWNERS’ NET INVESTMENT AND COMPREHENSIVE INCOME

		Accumulated Other Comprehensive Income
(Amounts in millions)	Owners’ Investment	Foreign Currency Translation Effects	Minimum Pension Liability Adjustment	Unrealized Losses on Benefit Plans, net of tax	Comprehensive Income
Balance at December 31, 2003	$211.3	$76.9	$(32.0)	$—
Net income	191.4	—	—	—	$191.4
Foreign currency translation	—	19.9	(2.4)	—	17.5
Minimum pension liability adjustment, net of taxes	—	—	(8.8)	—	(8.8)

Total comprehensive income					200.1

Non-cash stock compensation	0.2
Net transfers to American Standard and affiliates	(143.2)	—	—	—

Balance at December 31, 2004	259.7	96.8	(43.2)	—

Net income	145.3	—	—	—	$145.3
Foreign currency translation	—	(32.9)	4.6	—	(28.3)
Minimum pension liability adjustment, net of taxes	—	—	(12.5)	—	(12.5)

Total comprehensive income					$104.5

Non-cash stock compensation	0.3
Net transfers to American Standard and affiliates	(107.3)	—	—

Balance at December 31, 2005	298.0	63.9	(51.1)	—

Net income	137.8	—	—		$137.8
Foreign currency translation	—	18.5	(5.3)	—	13.2
Minimum pension liability adjustment, net of taxes	—	—	23.0	—	23.0
Unrealized losses on pension, adoption of FAS 158, net of tax	—	—	33.4	(73.2)

Total comprehensive income					$174.0

Non-cash stock compensation	2.7
Net transfers to American Standard and affiliates	(132.5)	—	—	—

Balance at December 31, 2006	$306.0	$82.4	$—	$(73.2)

See Notes to Financial Statements.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Company and Basis of Presentation

American Standard’s Vehicle Control Systems business (“WABCO” or the “Company”) is comprised of various subsidiaries and components of American Standard Companies Inc. (“American Standard”) and its subsidiaries. WABCO Holdings Inc. is wholly-owned by American Standard and represents the various operations within American Standard that collectively comprise the Vehicle Control Systems segment of its American Standard’s consolidated financial statements and includes all assets, liabilities, revenues, expenses and cash flows directly attributable to such business. WABCO develops, manufactures and sells advanced braking, stability, suspension and transmission control systems primarily for commercial vehicles. WABCO’s largest-selling products are braking systems (“ABS” and “EBS”, respectively), automated transmission controls and suspension control systems for heavy and medium-sized trucks, buses and trailers. WABCO also sells suspension control systems to manufacturers of luxury cars and sport utility vehicles. Its products are sold directly to vehicle and component manufacturers around the world. Replacement parts are sold through both original equipment manufacturers and an independent after-market distribution network. WABCO sells its products to four groups of customers around the world: bus and truck original equipment manufacturers (“OEMs”), trailer OEMs, aftermarket for replacement parts and services and car manufacturers. WABCO’s largest customer is DaimlerChrysler (Mercedes and Freightliner), which accounted for 14.6%, 16.3% and 16.4% of WABCO’s sales for the years ended December 31, 2006, 2005 and 2004, respectively. WABCO primarily operates in Europe.

NOTE 2. Summary of Significant Accounting Policies

Financial Statement Presentation—The financial statements have been derived from the financial statements and accounting records of American Standard, principally representing the Vehicle Control Systems segment, using the historical results of operations, and historical basis of assets and liabilities of WABCO and reflect American Standard’s net investment in WABCO. Historically, stand-alone financial statements have not been prepared for WABCO. Management believes the assumptions underlying the allocations included in the financial statements are reasonable. Although the financial statements may not necessarily reflect WABCO’s results of operations, financial position and cash flows in the future, management believes the differences between the amounts presented and what its results of operations, financial position and cash flows would have been had WABCO been a standalone company during the periods presented would not be material. Because a direct ownership relationship did not exist among all of the various units and entities comprising WABCO, American Standard’s net investment in WABCO is shown in lieu of shareholders’ equity in the financial statements.

The financial statements include the accounts of certain majority-owned subsidiaries of American Standard and intercompany transactions are eliminated. WABCO investments in unconsolidated joint ventures are included at cost plus it’s equity in undistributed earnings in accordance with the equity method of accounting and reflected as investments in associated companies in the combined consolidated balance sheet.

The accompanying financial statements include allocations of costs that were incurred by American Standard for functions such as corporate human resources, finance and legal. These costs include the costs of salaries, benefits and other related costs. The total costs allocated to the accompanying financial statements for these functions amounted to $21.8 million, $18.9 million and $19.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. These costs are included in selling, general and administrative expenses in the accompanying financial statements. The primary driver underlying these allocations is total WABCO revenue as a percentage of the total consolidated revenue of American Standard.

Historically, WABCO’s operations have been primarily funded through American Standard’s primary bank credit agreement via either intercompany loans or intercompany advances. The accompanying combined

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

financial statements reflect the interest expense or income, if any, charged or received on these intercompany arrangements. See Note 15 of Notes to Annual Financial Statements for additional information pertaining to Related Party Transactions. See Note 12 of Notes to Annual Financial Statements for additional disclosures pertaining to third party debt.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates. Some of the most significant estimates included in the preparation of the financial statements are related to stock-based compensation, post-retirement benefits, warranties, income taxes, sales returns, allowance for doubtful accounts and commitments and contingencies. Allocation methods are described in the notes to these financial statements where appropriate.

Foreign Currency Translation—In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of owners’ net investment. Gains or losses resulting from transactions in other than the functional currency are reflected in the consolidated statement of income, except for intercompany transactions of a long-term investment nature.

Revenue Recognition—In accordance with Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, sales of products are principally recorded (i) upon shipment if title passes to the customer upon shipment, or upon delivery if title passes to the customer upon delivery, (ii) when persuasive evidence of an arrangement exists with the customer, (iii) when the sales price is fixed and determinable, and (iv) when the collectibility of the sales price is reasonably assured. Amounts billed to customer for shipping and handling costs are included in sales.

In accordance with EITF 01-9, Accounting for Consideration Given By a Vendor to a Customer, WABCO typically records cooperative advertising allowances, rebates and other forms of sales incentives as a reduction of sales at the later of the date of the sale or the date the incentive is offered.

Shipping and Handling Costs—Shipping, handling, receiving, inspecting, warehousing, internal transfer, procurement and other costs of distribution are included in cost of sales in the combined statements of income.

Cash Equivalents—Cash equivalents include all highly liquid investments with maturity of three months or less when purchased.

Allowance for Doubtful Accounts—In determining the allowance for doubtful accounts WABCO analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Inventories—Inventory costs are determined principally by the use of the last-in, first-out (LIFO) method, and are stated at the lower of such cost or realizable value.

Facilities—Property, plant and equipment balances are stated at cost less accumulated depreciation. WABCO capitalizes costs, including interest during construction, of fixed asset additions, improvements, and betterments that add to productive capacity or extend the asset life. WABCO assesses facilities for impairment when events or circumstances indicate that the carrying amount of these assets may not be recoverable. Maintenance and repair expenditures are expensed as incurred.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Depreciation—Depreciation and amortization are computed on the straight-line method based on the estimated useful life of the asset or asset group, which are 40 years for buildings, 3 years for tooling and 5 to 15 years for machinery and equipment.

Computer Software Costs—In accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, WABCO capitalizes the costs of obtaining or developing internal-use computer software, including directly related payroll costs. WABCO amortizes those costs over periods up to seven years, beginning when the software is ready for its intended use.

Goodwill—In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but is subject to annual impairment tests as of each October 1 of each fiscal year or more often when events or circumstances indicate that the carrying amount of goodwill may not be recoverable. A goodwill impairment loss is recognized to the extent the carrying amount of goodwill exceeds the implied fair value of goodwill.

Warranties—Products sold by WABCO are covered by a basic limited warranty with terms and conditions that vary depending upon the product and country in which it was sold. The limited warranty covers the equipment, parts and labor (in certain cases) necessary to satisfy the warranty obligation for a period of two years, generally. Estimated product warranty expenses are accrued in cost of good sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on warranty claims experience and specific customer contracts. Warranty expenses include accruals for basic warranties for product sold, as well as accruals for product recalls, service campaigns and other related events when they are known and estimable. To the extent WABCO experiences changes in warranty claim activity or costs associated with servicing those claims, its warranty accrual is adjusted accordingly. Warranty accrual estimates are updated based upon the most current warranty claims information available. See Note 13 for a summary of warranties.

Post-retirement Benefits—All post-retirement benefits are accounted for on an accrual basis using actuarial assumptions in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions and No. 106, Employers’ Accounting for Post-Retirement Benefits Other Than Pensions and related guidance. Post-retirement pension benefits are provided for substantially all employees of WABCO, both in the U.S. and abroad through either plans specific to WABCO legal entities or to a lesser extent through participation in plans managed by American Standard on a consolidated basis. In addition, in the U.S., certain WABCO employees receive post-retirement health care and life insurance benefits through participation in plans sponsored by American Standard and managed on a consolidated basis. The costs of the benefits provided through plans specific to the WABCO business are also included in the accompanying combined consolidated financial statements and summarized in detail along with other information pertaining to these plans in Note 11. Plans specific to the WABCO business are primarily concentrated in the United Kingdom, France, Germany and Switzerland. In December 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 158 (“FAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No, 87, 88, 106, and 132(R). FAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit post-retirement plan’s overfunded status or a liability for a plan’s underfunded status. Based on the funded status of our plans as of December 31, 2006, the adoption of FAS 158 decreased total assets by $5.3 million, increased total liabilities by $34.5 million, and reduced total shareholders’ equity by $39.8 million, net of taxes. The adoption of FAS 158 did not affect our results of operations.

FAS 158 also requires an entity to measure a defined benefit post-retirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

status of a defined benefit post-retirement plan in comprehensive income in the year in which the changes occur. This provision is not required to be adopted by the Company until the year ended December 31, 2008. Since the Company currently has a measurement date of December 31st for substantially all plans, this provision will not have a material impact in the year of adoption.

Research, Development and Engineering Expenses—Research and development costs are expensed as incurred. WABCO expended approximately $72.2 million in 2006, $73.5 million in 2005 and $66.2 million in 2004 for research activities, product development and for product engineering.

Income Taxes—In accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, deferred income taxes are determined on the asset and liability method, and are recognized for all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested. WABCO has been included in American Standard’s consolidated federal and state income tax returns. The provision for income taxes has been computed as if WABCO filed its own consolidated income tax returns separate and apart from American Standard.

Comprehensive Income—Comprehensive income consists of net income, deferred gains or losses on hedge contracts, foreign currency translation adjustments and pension liability adjustments, unrecognized losses on post-retirement benefit plans and is presented in the Combined Consolidated Statement of Owners’ Net Investment and Comprehensive Income. The Company’s investments in its foreign subsidiaries are considered to be permanently invested and no provision for income taxes on the related foreign exchange translation adjustments of those subsidiaries has been recorded.

Stock-Based Compensation—The accompanying combined financial statements reflect the provisions of Statement of Financial Accounting Standard No. 123-Revised (“FAS 123R”), Share Based Payments. American Standard adopted FAS 123R on January 1, 2006 using the modified prospective approach. FAS 123R requires WABCO to measure and recognize in its statement of income the expense associated with all share-based payment awards made to employees and directors, including stock options, and discounts on employee stock purchases associated with American Standard’s Employee Stock Purchase Plan (“ESPP”), based on either estimated fair values or actual fair values in the case of restricted stock and restricted stock unit grants. Under the modified prospective approach, WABCO began to recognize as expense the cost of unvested awards outstanding as of January 1, 2006 as well as the cost of awards granted after January 1, 2006. Prior to January 1, 2006, the accompanying combined financial statements reflect the accounting for share-based payments under Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“FAS 123”), which allowed for measurement of stock-based compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). APB 25 compensation cost was not recognized for substantially all options granted because the exercise price of options granted was equal to the market value of American Standard’s stock on the grant date and the ESPP plan was deemed noncompensatory.

Certain WABCO employees participate in the stock-based compensation plans of American Standard. Under these plans, certain WABCO employees have received grants of stock options. In addition, all eligible WABCO employees are provided with the opportunity to participate in American Standard’s employee stock purchase plan. Stock options granted to WABCO employees under American Standard’s plans generally vest ratably over three years on the anniversary date of the awards and are exercisable generally over a period of ten years. The ESPP provides those employees that enroll with the ability to purchase shares of American Standard’s

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

stock at the end of each calendar quarter, through payroll deductions at a discount of 15% from the market price of American Standard’s stock as quoted on the New York Stock Exchange on the last day of each calendar quarter.

Under the terms of the stock option plans, the distribution would be considered a termination of employment for WABCO employees, in which case all employees that hold options to purchase shares of American Standard’s stock and whose termination meets the appropriate plan definition of retirement will have either three years or the remaining life of the option to exercise the vested shares to which that option applies, while employees who hold options to purchase shares of American Standard’s stock whose termination does not meet the appropriate plan definition of retirement will have 90 days from the date of the distribution to exercise vested options.

Subject to American Standard Companies Inc. Management Development and Compensation Committee approval, we expect that all options granted prior to 2007 will be adjusted upon the distribution into two separate options, one relating to Company common stock and one relating to American Standard Companies Inc. common stock. Such adjustment is expected to be made such that immediately following the distribution (i) the number of shares relating to the Company option will be equal to the number of shares of Company common stock that the option holder would have received in the distribution had the American Standard Companies Inc. options represented outstanding shares of American Standard Companies Inc. common stock, and (ii) the per share option exercise price of the original American Standard Companies Inc. stock option will be proportionally allocated between the two types of stock options based upon the relative per share trading prices of the Company and American Standard Companies Inc. immediately following the distribution. It is expected that options granted to WABCO employees in 2007 will be equitably adjusted upon distribution so as to relate solely to shares of the Company’s common stock. These adjustments will preserve the economic value of the awards immediately prior to the distribution. We also expect that all Company options issued as part of this adjustment and the American Standard Companies Inc. options will continue to be subject to their current vesting schedules. Further, for purposes of vesting and the post-termination exercise periods applicable to such stock options, the American Standard Companies Inc. Management Development and Compensation Committee is expected to determine that continued employment with the Company will be viewed as continued employment with the issuer of the options. American Standard Companies Inc. Management Development and Compensation Committee may, however, determine a different treatment of options in the distribution, including making special provisions for certain options subject to foreign tax law.

The following table illustrates the effect on net income if the accompanying financial statements for 2005 and 2004 reflected the fair value recognition provisions of FAS 123, for stock-based employee compensation (dollars in millions).

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net income, as reported	$145.3	$191.4
Deduct: Total stock-based compensation expense, net of tax, determined under fair value method for all stock option awards and discounts under ESPP	1.3	1.2

Net income including the impact of stock compensation expense	$144.0	$190.2

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The fair value of the American Standard stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.30% in 2005 and 3.09% in 2004; volatility of 26% in 2005 and 28% in 2004; an expected average life of 5 years in 2005 and 2004; and a dividend yield of 1.40% in 2005 and zero in 2004.

NOTE 3. Effect of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 defines fair value, provides a framework for measuring fair value under current standards in GAAP, and requires additional disclosure about fair value measurements. In accordance with the Statement, the definition of fair value retains the exchange price notion, and exchange price is defined as the price in an orderly transaction between market participants to sell an asset or transfer a liability. If there is a principal market for the asset or liability, the fair value measurement should reflect that price, whether that price is directly observable or otherwise used in a valuation technique. Depending on the asset or liability being valued, the inputs used to determine fair value can range from observable inputs (i.e. prices based on market data independent from the entity) and unobservable inputs (i.e. entity’s own assumptions about the assumptions that market participants would use). The Statement applies to other accounting pronouncements that require or permit fair value measurements and will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. WABCO is currently evaluating the provisions of SFAS No. 157 to determine the potential impact, if any, the adoption will have on WABCO’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides recognition criteria and a related measurement model for tax positions taken by companies. In accordance with FIN 48, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. WABCO is in the process of evaluating the provisions of FIN 48 to determine the potential impact, if any, the adoption will have on its financial statements. Although the Company has not completed its analysis, the adoption of FIN 48 is not expected to have a significant impact on the Company’s financial statements.

NOTE 4. Operational Consolidation Charges

During 2006, WABCO incurred charges totaling $8.2 million related to operational consolidation activities as more fully described below of which $1.3 million is included in cost of sales and $6.9 million is included in selling and administrative expenses. These charges included $7.4 million related to 2006 plans and $0.8 million related to prior period plans, primarily related to severance. These actions included the elimination of 59 jobs. WABCO expects to incur an additional $0.6 million charge during 2007 to complete the plans outstanding as of December 31, 2006.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Following is a summary of the 2006 operational consolidation programs and asset impairment charges (dollars in millions):

	2006 Program Charges	Cash Payments	Non-Cash Write-Off	Balance Dec. 31, 2006
Termination payments and other employee costs	$6.2	$(0.5)	$—	$5.7
Asset impairments	$0.4	—	(0.4)	—
Other	$0.8	(0.8)	—	—

	$7.4	$(1.3)	$(0.4)	$5.7

The accrued termination payments and other employee costs are for severance and other related payments expected to be made after termination.

During 2005, WABCO incurred $13.7 million of operational consolidation expenses of which $6.8 million related to 2005 plans and $6.9 million related to 2004 carryover actions and included the elimination of 191 jobs. Of this charge, $9.1 million was included in cost of sales and $4.6 million was included in selling and administrative expenses. The 2005 charges related to plans associated with job elimination programs designed to streamline processes. The charges associated with 2004 carryover actions pertain to the continued execution of a plan to transfer production of certain products from a manufacturing facility in Leeds, UK to a facility in Poland.

Following is a summary of the 2005 operational consolidation programs and asset impairment charges (dollars in millions):

	2005 Program Charges	Cash Payments		Non-Cash Write-Off	Balance at Dec. 31, 2006
		2005	2006
Termination payments and other employee costs	$6.8	$(2.6)	$(1.7)	$—	$2.5
Asset impairments	—	—	—	—	—
Other	—	—	—	—	—

	$6.8	$(2.6)	$(1.7)	$—	$2.5

WABCO expects that approximately $4.3 million will be paid in 2007 on the remaining balance of $8.2 million related to 2006 and 2005 programs. The remaining amount will be paid between 2008 and 2012.

In 2004 WABCO incurred charges as part of an effort to remain cost-competitive and optimize its manufacturing capabilities. WABCO transferred production of certain products from its manufacturing facility in Leeds, UK to a facility in Poland. This action resulted in a charge of approximately $3.4 million, including costs for job elimination expenses, post-employment benefits for employees and non-cash asset impairment charges. WABCO incurred an additional $2.0 million of expenses related to other job eliminations in Europe.

During 2006 WABCO expended $1.8 million of cash on 2004 programs and $2.1 million on earlier year programs. WABCO expects that approximately $1.4 million will be paid in 2007 on the remaining balance of $2.4 million related to 2004 and earlier programs. The remaining balance will be paid in 2008 and 2009 relating to German restructuring plans including early retirement programs.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 5. Stock Options

As required by FAS 123R, compensation cost for each share-based payment award is recognized on a straight line basis over the requisite service period of the award, which in most cases is the explicit vesting period included in the terms of the stock option award. Compensation cost is measured on the grant date of the award, which is the date the Board of Directors of American Standard approves the granting of the award. Compensation cost on discounts associated with stock purchases of American Standard pursuant to American Standard’s stock purchase plan are recognized on the date of such purchases. The accompanying combined statement of income for the year ended December 31, 2006 includes $2.4 million of stock based compensation expense. The fair value underlying the portion of the foregoing stock compensation expense attributable to stock options is based on the Black-Scholes option valuation model as calculated by American Standard. The Black-Scholes option valuation method considers the following factors when calculating fair value—the exercise price of the option, the stock price of American Standard on the date of the grant, the expected term of the option, the expected volatility of American Standard’s stock during the expected term of the option, the expected dividends to be paid by American Standard and the risk free interest rate expected during each options term. The amount of compensation expense recognized is based on the number of awards WABCO believes will ultimately vest, which includes an estimate of the number of awards expected to be forfeited.

A summary of stock option activity and related information for the year ended December 31, 2006 is as follows:

	Stock Options
	Shares Underlying Options	Weighted- Average Exercise Price	Weighted- Average Fair Value Of Grants
Outstanding December 31, 2005	984,888	$23.82
Granted	312,650	$36.98	$9.82
Exercised	(171,965)	$22.90
Forfeited	(25,661)	$39.60

Outstanding December 31, 2006	1,099,912	$34.20

Exercisable at end of period:
Year ended December 31, 2006	510,883	$29.10

The weighted-average fair value of grants for the years ended December 31, 2005 and 2004 was $10.09 and $10.75, respectively. The total aggregate intrinsic value of awards outstanding as of December 31, 2006 is $12.8 million. The total aggregate intrinsic value of options exercisable as of December 31, 2006 is $8.6 million. Aggregate intrinsic value is calculated by subtracting the exercise price of the option from the closing price of American Standard’s common stock on December 31, 2006 multiplied by the number of shares per each option. In addition, the weighted average remaining contractual life of options outstanding as of December 31, 2006 is 7.3 years. The total intrinsic value of options exercised during the year ended December 31, 2006 was $3.6 million and the total fair value of shares vested during the same period was $2.6 million. In addition, the accompanying financial statements reflect an actual tax benefit of $0.4 million on options exercised during the year ended December 31, 2006. The 589,029 of nonvested options as of December 31, 2006 will result in the recognition of $3.4 million of compensation cost. This cost will be recognized over the weighted average period of 1.51 years. The weighted average remaining contractual life of the vested options as of December 31, 2006 is 6.02 years. The contractual life of all options is 10 years.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes the significant assumptions used during the year ended December 31, 2006.

Assumption	Year ended December 31, 2006
Weighted average grant date fair value	$9.80
Risk-free interest rate	4.52%
Expected volatility	26.0%
Expected holding period	5 years
Expected forfeiture rate	4.0%
Dividend yield	1.62%

The weighted average grant date fair value was calculated under the Black-Scholes option-pricing model. The risk free interest rate is based on the yield of U.S. Treasury securities that correspond to the expected holding period of the options. American Standard reviewed the historic volatility of its common stock over 12-month, 5-year and 10-year periods, and the implied volatility for at the money options to purchase shares of American Standard’s common stock. Based on this data, American Standard chose to use the average of the 5-year historical volatility of its common stock and the average implied volatility of at the money options. The 5-year historical volatility period was selected since that period corresponds with the expected holding period. The expected holding period was calculated by American Standard by reviewing the historical exercise pattern of all holders that were granted options from 1995 through 2005, the exercise pattern of domestic versus international option holders (including an analysis by country) and the exercise behavior of officers versus non-officers. The results of the analysis support one expected term for all groups of employees. The expected forfeiture rate was determined based on the historical stock option forfeiture data. The dividend yield was based on American Standard’s expected dividend rate.

Under the terms of stock options granted to employees prior to May 2002, option holders have the right to require the Company to redeem such options for cash upon a change of control. The Company is not currently aware of any events or circumstances, which would include the separation and the announced sale of Bath and Kitchen, that would constitute a change of control. Of the 1,099,912 stock options that are outstanding as of December 31, 2006, there are 146,980 stock options that contain this redemption right. For such options, the initial redemption value would be presented as a liability outside of permanent equity. However, since all of the stock options subject to this right were granted with zero dollar intrinsic values and it is not probable that the options will become redeemable, a subsequent adjustment to the initial redemption value is not required. Accordingly, no amounts have been presented as liabilities on the balance sheet.

NOTE 6. Other Expense, Net

Other expense/(income) was as follows:

	Year Ended December 31,
(Dollars in millions)	2006	2005	2004
Minority interest expense	$2.5	$1.8	$1.4
Foreign exchange loss/(gain)	0.1	(0.8)	(3.5)
Losses on accounts receivable securitization program	5.7	4.6	3.9
Other, net	2.5	(0.2)	(1.7)

	$10.8	$5.4	$0.1

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 7. Inventories

The components of inventories, which are carried principally on a last-in, first-out (LIFO) basis, are as follows:

	Year Ended December 31,
(Dollars in millions)	2006	2005
Finished products	$67.9	$64.2
Products in process	10.3	10.0
Raw materials	59.8	42.1

Inventories at cost	$138.0	$116.3

The current replacement cost approximated the LIFO carrying cost for 2006 and 2005.

NOTE 8. Facilities

The components of facilities, at cost, are as follows:

	Year Ended December 31,
(Dollars in millions)	2006	2005
Land	$13.1	$11.9
Buildings	130.8	131.6
Machinery and equipment	434.7	344.8
Improvements in progress	32.9	19.1

Gross facilities	611.5	507.4
Less: accumulated depreciation	311.8	247.5

Net facilities	$299.7	$259.9

Depreciation expense for owned assets and assets under capital leases for the years ended December 31, 2006, 2005 and 2004 was $49.2 million, $40.2 million and $32.1 million, respectively.

NOTE 9. Accounts Receivable Securitization Agreements

Sales and transfers of financial instruments are accounted for under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). As a participant in American Standard’s asset securitization program, the Company sells interests in accounts receivables to a Special Purpose Entity (“SPE”) created as part of an accounts receivable financing facility established in Europe with a major international bank. The SPE in turn sells these receivables to a conduit administered by the bank. Receivables sold under such arrangements are removed from the balance sheet at the time they are sold since the transactions meet the sale criteria per FAS 140. Specifically the receivables are legally isolated from the seller, and the purchasers have the right to pledge or exchange the receivables and obtain effective control over the receivables. Any retained interests in receivables sold are recorded by the seller at fair value. The Company retains responsibilities for the collection and administration of receivables subject to these facilities.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

WABCO subsidiaries in Europe participated in these facilities and the receivables sold through these facilities are removed from the balance sheet. The accompanying Combined Balance Sheets reflect the advance for the sold receivables. The retained interest in the receivables totaled $17.4 million and $15.8 million as of December 31, 2006 and 2005, respectively.

To the extent that the cash received and value of the retained interest is less than the net book value of the receivables sold, losses are recognized at the time of the sale. Those losses amounted to $5.7 million, $4.6 million and $3.9 million for the years ended December 31, 2006, 2005 and 2004, respectively and are included in other expense.

Following is a summary of receivables subject to the financing facilities:

	December 31, 2006	December 31, 2005
(Dollars in millions)	Total	Total
Outstanding balances of receivables sold to SPEs	$203.1	$168.9
Advance from the bank conduit	$177.5	$143.7

WABCO also participates in an arrangement whereby certain receivables generated on sales of product to its Meritor WABCO joint venture are sold to American Standard. The receivables sold to American Standard under this arrangement had a balance of $22.9 million and $23.0 million for the years ended December 31, 2006 and 2005, respectively.

Prior to or upon consummation of the planned distribution, WABCO will cease participation in both these programs.

NOTE 10. Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, respectively.

	Year Ended December 31,
	2006	2005
Balance of goodwill, beginning of year	$311.7	$355.5
Acquisitions	—	—
Dispositions	—	—
Foreign exchange translation	32.0	(43.6)
Other	0.1	(0.2)

Balance of goodwill, end of year	$343.8	$311.7

NOTE 11. Retirement Benefits

WABCO employees participate in a number of American Standard’s benefit plans, as well as benefit plans established specifically for WABCO operations. Plans sponsored by American Standard include an Employee Stock Ownership Plan (the “ESOP”) and a 401(k) savings plan (the “Savings Plan”) for the Company’s U.S. salaried and hourly employees, and a pension plan (the “Cash Balance Plan”) for certain U.S. salaried and hourly

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

employees. The ESOP and Savings Plan are individual-account defined contribution plans. In addition, WABCO employees in certain countries, primarily Germany, the United Kingdom, France and Switzerland participate in defined benefit plans sponsored by local WABCO legal entities.

Shares of American Standard’s common stock held by the ESOP and Savings Plan are allocated to the accounts of eligible employees through basic allocations of 3% of covered compensation in the ESOP, and a matching Company contribution to the Savings Plan of up to 6% of covered compensation. Participants of the Cash Balance plan may elect to participate in the pension plan and receive a credit equal to 3% of eligible pay. For these employees, the Company match in the Savings Plan is 50% of the employee contribution (up to a Company match of 3%). For employees who do not elect to participate in the pension plan, the Company match in the Savings Plan is 100% of the employee contribution (up to a Company match of 6%).

In addition, in the U.S. American Standard also provides various retirement health and life insurance benefits to certain WABCO employees.

Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and either employee’s compensation during the last years of employment or negotiated benefit levels.

In December 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 158 (“FAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No, 87, 88, 106, and 132(R). FAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit post-retirement plan’s overfunded status or a liability for a plan’s underfunded status.

The following table provides a reconciliation of the changes in pension and retirement health and life insurance benefit obligations and fair value of assets for the years ending December 31, 2006 and 2005, and a statement of the funded status as of December 31, 2006 and 2005 for those plans that are dedicated to WABCO employees only:

	2006	2006	2005	2005
(Dollars in millions)	Health & Life Ins. Benefits	Pension Benefits	Health & Life Ins. Benefits	Pension Benefits
Reconciliation of benefit obligation:
Obligation at beginning of year	$23.3	$463.1	$24.5	$463.6
Service cost	—	9.4	—	8.8
Interest cost	1.3	21.4	1.3	23.6
Participant contributions	1.5	0.4	1.4	0.5
Plan amendments	—	—	—	—
Actuarial loss	4.3	(15.8)	—	63.0
Curtailment	—	—	—	0.2
Benefit payments	(4.2)	(22.5)	(3.9)	(26.3)
Foreign exchange effects	—	47.9	—	(70.3)
Other	—	—	—	—

Obligation at end of year	$26.2	$503.9	$23.3	$463.1

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

	2006	2006	2005	2005
(Dollars in millions)	Health & Life Ins. Benefits	Pension Benefits	Health & Life Ins. Benefits	Pension Benefits
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	—	126.3	—	122.3
Actual return on assets	—	9.7	—	21.4
Employer contributions	2.7	20.6	2.5	23.8
Participant contributions	1.5	0.4	1.4	0.5
Benefit payments	(4.2)	(22.5)	(3.9)	(26.3)
Foreign exchange effects	—	15.8	—	(15.8)
Acquisitions/(Divestiture)	—	—	—	1.2
Other expenses	—	(0.9)	—	(0.8)

Fair value of plan assets at end of year	$—	$149.4	$—	$126.3

Funded Status at December 31:
Funded status	(26.2)	(354.5)	(23.3)	(336.8)
Unrecognized prior service cost (benefit)	—	0.8	—	1.6
Unrecognized net actuarial loss	11.8	93.3	10.2	101.0

Net amount recognized	$(14.4)	$(260.4)	$(13.1)	$(234.2)

Amounts Recognized in the Balance Sheet:
Before Adoption of FAS 158:
Prepaid Benefit Cost	—	30.2	—	24.2
Accrued Benefit Liability	(14.4)	(338.9)	(13.1)	(321.7)
Intangible Asset	—	0.6	—	0.6
Accumulated Other Comprehensive Income	—	47.7	—	62.7

Net amount recognized	$(14.4)	$(260.4)	$(13.1)	$(234.2)

After Adoption of FAS 158:
Noncurrent assets	—	7.1
Current liabilities	2.6	(14.3)
Noncurrent liabilities	(28.8)	(347.3)

Net amounts recognized in Balance Sheet:	$(26.2)	$(354.5)

Amounts Recognized in Other Comprehensive Income consists of :
Prior Service Cost	—	0.8
Net actuarial loss (gain)	11.8	93.3
Unrecognized net initial obligation	—	—

Total (before tax effects)	$11.8	$94.1

Adjustments to post-retirement benefits accrual:
Due to adoption of FAS 158 (before tax effects)	11.8	46.4
Change in Other Comprehensive Income and intangible assets due to 2006 expense	—	(15.1)

Net adjustments to post-retirement benefits accrual	$11.8	$31.3

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table provides a summary of pension plans dedicated to WABCO employees only with accumulated benefit obligations in excess of assets as of December 31:

	2006	2005
(Dollars in millions)	Foreign Pension Plans	Foreign Pension Plans
For all plans:
Accumulated benefit obligation	$455.0	$420.6
For pension plans with Accumulated Benefit Obligations in excess of plan assets:
Projected benefit obligation	503.9	463.1
Accumulated benefit obligation	455.0	420.6
Fair value of plan assets	149.4	126.3

Total post-retirement costs are shown below:

	Year ended December 31,
(Dollars in millions)	2006	2005	2004
Foreign Pensions	$24.4	$23.8	$22.9
Domestic—Health & Life insurance benefits	1.8	1.8	2.0
Defined contribution plan cost, principally ESOP and Savings Plan	0.2	0.3	0.3

Total post-retirement costs, including accretion expense	$26.4	$25.9	$25.2

Components of post-retirement costs are broken out in the tables below:

Pension Benefit Costs

(Dollars in millions)	2006 Pensions	2005 Pensions	2004 Pensions
Service cost-benefits earned during period	$9.4	$8.8	$7.9
Interest cost on projected benefit obligation	21.4	23.7	22.2
Less assumed return on plan assets	(10.8)	(11.5)	(11.2)
Amortization of prior service cost	—	(0.2)	(0.1)
Amortization of net (gain)/loss	4.2	2.7	2.0

Defined benefit plan cost	24.2	23.5	20.8
Curtailment loss	—	—	2.1

Allocation from American Standard for WABCO employees participating in the plans	0.2	0.3	—

Net defined benefit plan cost after curtailments for WABCO dedicated plans	$24.4	$23.8	$22.9

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Other Post-Retirement Benefit Costs

(Dollars in millions)	2006 Domestic Health & Life Ins. Benefits	2005 Domestic Health & Life Ins. Benefits	2004 Domestic Health & Life Ins. Benefits
Service cost-benefits earned during period	$—	$—	$—
Interest cost on projected benefit obligation	1.3	1.3	1.4
Amortization of prior service cost	—	—	—
Amortization of net loss	0.5	0.5	0.6

Defined benefit plan cost	$1.8	$1.8	$2.0

Amortization of prior service cost is computed on the straight-line method over the average remaining service period of active participants.

Major assumptions used in determining the benefit obligation and net cost for post-retirement plans are presented below as weighted averages:

Benefit Obligation at December 31,	2006 Health & Life Ins. benefits	2006 Foreign Pension Plans	2005 Health & Life Ins. Benefits	2005 Foreign Pension Plans
Discount Rate	5.76%	4.56%	5.75%	4.16%
Salary Growth	4.63%	3.24%	4.34%	3.25%
Net Periodic Pension Cost for the year
Discount Rate	5.75%	4.16%	5.75%	4.81%
Salary Growth	4.34%	3.25%	4.10%	3.25%
Expected Return on Plan Assets	N/A	7.01%	N/A	7.25%

The assumed rate of return is a long-term investment return that takes into account the types of assets held by the plan and expected returns for the asset class. Return expectations reflect forward-looking analysis as well as historical experience. American Standard’s asset management strategy focuses on maintaining a diversified portfolio using various asset classes to generate attractive returns while managing risk. In determining the target asset allocation for a given plan, consideration is given to the nature of its liabilities, and portfolios are periodically rebalanced with reference to the target level.

Asset Allocation	2006	2005	2004	2006 Target	2005 Target
Equity Securities	57%	58%	56%	56%	55%
Debt Securities	39%	37%	37%	40%	39%
Other, including Real Estate	4%	5%	7%	4%	5%

WABCO’s affiliates make contributions to funded pension plans that at a minimum meet all statutory funding requirements. Contributions in 2006, including payment of benefits incurred by unfunded plans, totaled $20.6 million. Contributions for 2007 are expected to increase somewhat, reflecting higher levels of deficit funding in the United Kingdom.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Expected future benefit payments are shown in the table below:

(Dollars in millions)	2007	2008	2009	2010	2011	2012-2016
Domestic plans without subsidy	$2.7	$2.7	$2.7	$2.6	$2.5	$10.2
Medicare D subsidy reimbursements	$0.1	$0.1	$0.1	$0.1	$0.1	$0.4
Foreign Plans	$23.8	$24.8	$25.6	$26.6	$27.4	$154.4

The weighted average annual assumed rate of increase in the health care cost trend rate is 9.0% for 2007 and is assumed to decrease to 8.5% in 2008 and gradually decline to 4.75% by 2018. The health care cost trend rate assumption has the following effect:

(Dollars in millions)	1% Increase	1% Decrease
Effect on the health care component of accumulated post-retirement obligation	$0.8	$(0.8)
Effect on total of service and interest cost components of net periodic post-retirement health care benefit costs	—	—

NOTE 12. Debt

Short-term—Short-term borrowings are available under overdraft lines that may be revoked at any time. At December 31, 2006 and December 31, 2005, WABCO had $17.9 million and $7.2 million, respectively, of such foreign short-term debt outstanding at average interest rates of 3.9% and 1.9% per annum, respectively.

Long-term—Long-term debt consists of 7.59% Euro denominated bonds of $39.5 million and $35.5 million as of December 31, 2006 and December 31, 2005, respectively. The Euro denominated bonds were issued in January 2003 through a private placement and are due in 2013. The fair value of the bonds is approximately $45.2 million. Long-term debt also consists of bank borrowings totaling $15.8 million at December 31, 2006 and no borrowings at December 31, 2005. The borrowings were undertaken under American Standard’s 5-year Revolving Credit Agreement. American Standard has one primary bank credit agreement. The agreement was established on July 7, 2005 and provides American Standard and certain WABCO subsidiaries with a senior, unsecured, five-year, $1 billion multi-currency revolving credit facility that expires in July 2010. The borrowings carried an interest rate of 5.25%. The debt matures in 2007. All drawdowns under the Revolving Credit Agreement are classified as long-term because American Standard, as well as WABCO, has the intent and the ability to refinance the debt. Additionally long-term debt consists of a capital lease obligation totaling $2.0 million and $1.6 million at December 31, 2006 and December 31, 2005, respectively.

At December 31, 2006, WABCO’s total indebtedness was $75.2 million, of which $17.9 million was considered short-term. Annual scheduled debt maturities were $15.8 million in 2010 and $41.5 million after 2011.

Average short-term borrowings for 2006 and 2005 were $10.0 million and $13.1 million, at weighted-average interest rates of 3.1% and 2.1%, respectively.

Cash interest paid for the years ended December 31, 2006, 2005 and 2004 on all outstanding indebtedness amounted to $5.0 million, $3.3 million, and $3.0 million, respectively.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 13. Warranties, Guarantees, Commitments and Contingencies

Warranties

Following is a summary of changes in the WABCO’s product warranty liability for the three years ended December 31, 2006:

	Year Ended December 31,
(Dollars in millions)	2006	2005	2004
Balance of basic warranty costs accrued, beginning of year	$33.9	$32.5	$14.2
Warranty costs accrued	48.4	38.4	24.0
Warranty claims settled	(45.9)	(32.4)	(29.9)
Increases/(decreases) in warranty estimates made in prior years, including foreign exchange translation effects	4.1	(4.6)	24.2

Balance of basic warranty costs accrued, end of year	40.5	33.9	32.5
Current portion included in current liabilities	(35.1)	(26.8)	(23.0)

Long-term warranty liability	$5.4	$7.1	$9.5

Guarantees and Commitments

Future minimum rental commitments under all non-cancelable operating leases with original terms in excess of one year in effect at December 31, 2006, are: $10.2 million in 2007; $7.6 million in 2008; $5.6 million in 2009; $4.0 million in 2010; $3.3 million in 2011; and $5.5 million thereafter, a total of $36.2 million. Net rental expense for all operating leases was $11.9 million, $10.1 million and $10.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Contingencies

WABCO and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. WABCO is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of various sites, including certain facilities that are closed. In those instances where it is probable as a result of such proceedings that WABCO will incur costs that can be reasonably determined, WABCO has recorded a liability.

In November 2004, American Standard was contacted by the European Commission as part of a multi-company investigation into possible infringement of European Union competition regulations relating to the distribution of bath and kitchen fixtures and fittings in certain European countries. In November 2005, the European Commission sent American Standard a written request for information. American Standard is cooperating fully with the investigation, which is ongoing. American Standard believes that the European Commission is preparing a statement of objections setting forth its allegations against the parties involved, which is likely to include certain subsidiaries of American Standard that will be transferred to WABCO prior to the distribution. At this time, the company is unable to reasonably estimate the loss or range of loss that may result from the investigation. However, the company believes that the resolution of this matter will not have a material adverse effect on the financial condition or liquidity of WABCO, but could be material to WABCO’s operating results for the period in which the liability, if any, would be recognized.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 14. Income Taxes

Income before income taxes and the applicable provision for income taxes were:

	Year Ended December 31,
(Dollars in millions)	2006	2005	2004
Income before income taxes:
Domestic	$8.6	$6.3	24.7
Foreign	217.1	226.4	189.9

	$225.7	$232.7	$214.6

Provision for income taxes:
Current:
Domestic	$—	$10.0	$(21.9)
Foreign	103.6	86.9	36.2

	103.6	96.9	14.3

Deferred:
Domestic	(1.0)	2.7	(2.6)
Foreign	(14.7)	(12.2)	11.5

	(15.7)	(9.5)	8.9

Total provision	$87.9	$87.4	$23.2

A reconciliation between the actual income tax expense provided and the income taxes computed by applying the statutory federal income tax rate of 35% in 2006, 2005 and 2004 to the income before income taxes is as follows:

	Year Ended December 31,
(Dollars in millions)	2006	2005	2004
Tax provision at statutory rate	$79.2	$81.5	$75.0
Foreign earnings taxed at other than 35%	4.6	(3.5)	(1.1)
Increase (decrease) in valuation allowance	0.4	—	(16.0)
Withholding taxes on undistributed earnings	—	—	(7.1)
Benefit of tax audit settlements	—	(18.3)	(5.5)
State tax provision	—	0.3	1.6
Repatriation of foreign earnings under Jobs Creation Act	(4.0)	16.0	—
Tax contingency	7.7	8.7	(24.3)
Other, net	—	2.7	0.6

Total provision	$87.9	$87.4	$23.2

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table details the gross deferred tax liabilities and assets and the related valuation allowances:

	Year Ended December 31,
(Dollars in millions)	2006	2005
Deferred tax liabilities:
Facilities (accelerated depreciation, capitalized interest and purchase accounting differences)	$15.0	$12.8
Inventory (LIFO and purchase accounting differences)	1.2	1.2
Employee benefits	26.3	22.1
Intangibles	0.9	—
Basis difference in minority interest	23.9	20.4
Other	9.2	8.9

	$76.5	$65.4
Deferred tax assets:
Post-retirement and other employee benefits	$58.3	$44.7
Warranties	0.6	0.9
Foreign net operating losses and tax credits	10.3	8.4
Reserves	12.0	15.6
Inventory	3.7	5.2
Facilities	—	0.2
Intangibles	30.0	—
Foreign exchange	—	—
Other	0.9	0.3
Valuation allowances	(1.3)	(0.9)

	114.5	74.4

Net deferred tax assets	$38.0	$9.0

Deferred tax assets related to foreign net operating loss carry forwards (2006 and 2005) have been reduced by a valuation allowance since realization is dependent in part on the generation of future taxable income in the legal entity that gave rise to tax losses. The foreign net operating losses (“NOL”) are available for utilization in future years. As of December 31, 2006, $5.9 million (net of tax) of the net operating losses has an unlimited life. The carry forward period for the remaining NOLs varies in number of years by jurisdiction between five and fifteen years.

As a result of the allocation of purchase accounting (principally goodwill) to foreign subsidiaries, the book basis in the net assets of the foreign subsidiaries exceeds the related U.S. tax basis in the subsidiaries’ stock. Such investments are considered permanent in duration and accordingly, no deferred taxes have been provided on such differences, which are significant. The Company considers the earnings of all its foreign subsidiaries to be permanently reinvested and as such no additional U.S. tax cost has been provided on approximately $180 million of earnings at December 31, 2006. Estimating the tax liability that would arise if these earnings were remitted is not practicable.

As a result of the American Jobs Creation Act of 2004, WABCO repatriated approximately $314 million in 2005 and recorded a one-time charge of $16.0 million in the fourth quarter of 2005 and a one-time benefit of $4.0 million in the third quarter of 2006 attributable to the repatriation of these earnings.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 15. Related Party Transactions

Presented within the Company’s Combined Consolidated Statement of Cash Flows and Combined Consolidated Statement of Owners’ Net Investment and Comprehensive Income is Net Transfers to American Standard and Affiliates which includes the following types of transactions.

(Dollars in Millions)

	2006	2005	2004
Dividends to American Standard and affiliates	$(259.8)	$(134.5)	$(123.2)
Decrease/(increase) in loans to/from American Standard and affiliates	110.8	9.6	(15.4)
Other, including American Standard and affiliate allocations	16.5	17.6	(4.6)

Net Transfers to American Standard and Affiliates	$(132.5)	$(107.3)	$(143.2)

Dividends to American Standard and Affiliates—Dividends paid from WABCO to other American Standard entities.

Decrease/(increase) in loans to/from American Standard and affiliates—The amount of cash that was either provided to the Company in order to fund working capital requirements as well as capital expenditures or cash surplus provided from the Company to other American Standard entities. The net amount due from American Standard of $86.3 million, $197.0 million and $206.7 million as of December 31, 2006, 2005 and 2004, respectively, has been included in owners’ net investment since any settlement will not result in a net inflow or outflow of assets or liabilities, nor will it create any new financial asset or financial obligation between the Company and American Standard. Net interest income / (expense) totaling $(6.2) million, $6.0 million and $5.4 million for the years ended December 31, 2006, 2005 and 2004, respectively, is included in the accompanying combined consolidated Statement of Income. All interest rates are deemed to be at or near market rates except for the interest rates carrying zero percent interest. A detailed summary of these inter-company loans, which may or may not be interest bearing, is provided below.

(Dollars in Millions)

American Standard Entity	2006			2005			2004
	Balance at Dec. 31	Interest Rate	Avg. Monthly Balance	Balance at Dec. 31	Interest Rate	Avg. Monthly Balance	Balance at Dec. 31	Interest Rate	Avg. Monthly Balance
Loans Receivable
Ideal Standard Holding Italia S.r.l.	$9.1	4.1%	$10.1	$9.0	2.9%	$9.8	$—	—	$—
ASI International Inc.	—	2.9%	16.5	97.7	2.9%	101.0	109.4	2.8%	98.6
WABCO Standard Trane BV	9.2	2.7%	5.8	139.2	2.0%	282.0	342.9	1.9%	219.5
Ideal Standard Wabco Trane Ind. Com. Ltda	81.1	0.0%	79.6	67.9	6.0%	69.8	69.9	6.0%	66.7
American Standard (UK) Co	51.0	0.0%	47.9	45.3	0.0%	60.8	74.4	0.0%	73.3
Trane do Brazil Ind e Com. Ltda.	—	—	—	1.9	0.0%	1.0	1.1	0.0%	—
Trane Italia Srl	—	—	—	—	—	—	—	1.9%	6.9
Ideal Standard Italia S.r.l.	—	—	—	—	—	—	14.6	2.7%	4.7

Total Loans Receivable	150.4		159.9	361.0		524.4	612.3		469.7

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Millions)

American Standard Entity	2006			2005			2004
	Balance at Dec. 31	Interest Rate	Avg. Monthly Balance	Balance at Dec. 31	Interest Rate	Avg. Monthly Balance	Balance at Dec. 31	Interest Rate	Avg. Monthly Balance
Loans Payable
A.S.E. Finance BVBA	—	3.3%	90.6	108.9	3.3%	9.2	—	—	—
ASI International Inc	5.8	6.0%	5.7	5.8	6.0%	5.7	5.8	6.0%	5.6
WABCO Standard Trane BV	6.7	3.5%	1.0	35.6	2.8%	273.8	392.8	2.6%	277.1
Teling Air Condition System (Jiangsu) Co., Ltd.	20.5	2.8%	19.1	13.7	2.7%	9.4	7.0	2.5%	2.3
Teling Air Conditioning Co, Ltd	4.2	3.0%	2.7	—	—	—	—	—	—
American Standard Trane Japan, Ltd	2.9	0.9%	1.7	—	—	—	—	—	—
Trane do Brazil Ind e Com. Ltda.	24.0	0.0%	21.9	—	—	—	—	—	—

Total Loans Payable	64.1		142.7	164.0		298.1	405.6		285.0

Net Loans Receivable to/from American Standard and Affiliates	$86.3		$17.2	$197.0		$226.3	$206.7		$184.7

Other, including American Standard and affiliate allocations – These items have also been included in owners’ net investment as these balances will not be settled as part of the Separation, and as such, have been included in owners’ net investment.

Investments in Unconsolidated Joint Ventures

WABCO has three investments in affiliates that are accounted for by the equity method. The first of these investments is in Meritor WABCO. Meritor WABCO, in which WABCO has a 50% equity ownership, is a distributor of braking systems products and sells the majority of WABCO products in the United States. The second of these investments is in WABCO SA. WABCO SA, in which WABCO has a 49% equity ownership, is a distributor of breaking systems products and sells WABCO products primarily in South Africa. The third of these investments is in Sundaram—Clayton Ltd. Sundaram—Clayton Ltd., in which WABCO has a 39% equity ownership, is a diversified industrial group headquartered in Chennai India. Its primary activities are a 56% ownership in TVS Motors, a leading Indian motorcycle manufacturer, the Sundaram-Clayton braking system businesses and an aluminum die casting business. WABCO received dividends from the joint ventures of $18.8 million, $14.2 million and $11.6 million for the years ended December 31, 2006, 2005 and 2004.

	WABCO Sales to			WABCO Purchases from
Joint Venture	2006	2005	2004	2006	2005	2004
Meritor WABCO	$165.8	$169.1	$159.1	$0.1	$0.1	$0.2
WABCO SA	$5.6	$4.6	$5.1	—	—	—
Sundaram Clayton	$0.3	$0.2	$0.2	$0.9	$1.1	$0.0

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assets, liabilities and shareholders’ equity, and results of operations of WABCO’s investments in affiliates. Meritor WABCO and WABCO SA amounts have been derived from the individual financial statements (as of and for the period ending December 31, 2006) of each of the entities underlying WABCO’s investment. Sundaram—Clayton Ltd. amounts have been derived from the consolidated financial statements as of and for the period ending March 31, 2006, as Sundaram—Clayton Ltd. only performs a full consolidation once a year at this time.

	Year Ended December 31,
	2006	2005
Assets
Current	$393.2	$318.3
Noncurrent	337.0	294.4

Total assets	$730.2	$612.7

Liabilities and Shareholders’ Equity
Current liabilities	$224.9	$196.2
Non current liabilities and shareholders’ equity	505.3	416.5

Total liabilities and shareholders’ equity	$730.2	$612.7

	Year Ended December 31,
	2006	2005	2004
Results of operations
Net revenues	$1,170	$1,114	$1,008
Cost of sales	$844	$798	$700
Income (loss) from continuing operations	$82	$89	$85
Net income	$52	$56	$48

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 16. Geographic Information

WABCO is a fully integrated global business with management structures established in a variety of ways, including around products, distribution channels and key customers. WABCO’s plants, engineering, technical support, distribution centers and other support functions are shared among various product families and serve all distribution channels with many customers. Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision maker to assess performance and make decisions about resource allocations, the Company has concluded that its total WABCO operations represent one reportable segment and that WABCO’s performance and future net cash flow perspectives are best understood and assessed as such.

Geographic Data

	Year Ended December 31
(Dollars in millions)	2006	2005	2004
Product Sales:
OEM	$1,579.9	$1,441.4	$1,377.6
Aftermarket	435.3	389.6	346.2
Sales—Geographic distribution (a):
United States	$221.0	$215.5	$198.4
Europe (countries below are included in this total)	1,485.5	1,337.9	1,298.2
Germany	638.7	591.1	570.1
France	121.4	117.3	110.7
Sweden	162.9	135.1	133.8
Other (countries below are included in this total)	308.6	277.6	227.2
Japan	71.4	80.2	68.9
Brazil	86.9	85.1	62.1

Total sales	$2,015.2	$1,831.0	$1,723.8

(a)	Revenues from external customers are classified by country of destination.

	As of December 31
(Dollars in millions)	2006	2005	2004
Long-lived Assets
Geographic distribution:
United States	$11.8	$13.1	$11.7
Europe (countries below are included in this total)	626.3	575.9	655.0
Germany	355.3	329.5	374.6
Poland	78.8	67.7	65.3
Other	64.1	54.2	45.4

Total long-lived assets	$702.2	$643.2	$712.1

NOTE 17. Net Income Per Share (Unaudited)

The pro forma number of common shares outstanding for basic and diluted earnings per share was determined by applying the distribution ratio of one share of WABCO common stock for every three shares of American Standard common stock outstanding and including the effect of dilutive American Standard common stock equivalents as of March 31, 2007. As of March 31, 2007, there were no outstanding common stock equivalents that were excluded from the diluted pro forma net income per common share calculation.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 18. Quarterly Data (Unaudited)

Year 2006

(Dollars in millions, except per share data)	First(a)	Second(a)	Third(a)	Fourth(a)
Sales	$479.9	$511.2	$504.6	$519.5
Cost of sales	341.3	380.4	364.5	377.3
Income before income taxes	61.3	54.8	53.9	55.7
Income taxes	20.7	20.5	15.8	30.9

Net income	$40.6	$34.3	$38.1	$24.8

Year 2005

(Dollars in millions, except per share data)	First(a)	Second(a)	Third(a)	Fourth(a)
Sales	$479.0	$478.3	$435.0	$438.7
Cost of sales	340.8	343.5	310.2	318.0
Income before income taxes	65.1	63.5	52.5	51.6
Income taxes	24.5	23.8	19.7	19.4

Net income	$40.6	$39.7	$32.8	$32.2

(a)	The sum of each line for the four quarters does not necessarily equal the amount reported for the full year because of rounding.

WABCO HOLDINGS INC.

(Wholly-owned by American Standard Companies Inc)

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

	Three Months Ended March 31,
(Amounts in millions)	2007	2006
Sales	$558.8	$479.9

Cost and expenses and other expense:
Cost of sales	406.1	341.3
Selling and administrative expenses Product engineering Equity in income of unconsolidated joint ventures	68.7 21.3 (4.8)	63.3 17.9 (7.1)
Other expense, net Net interest expense/(income)-related party	4.1 0.4	2.1 0.5
Interest expense	2.0	0.5

	497.8	418.5

Income before income taxes	61.0	61.4
Income taxes	20.9	20.8

Net income	$40.1	$40.6

Pro forma net income per common share
Basic	$0.60	$0.61
Diluted	$0.58	$0.59
Pro forma common shares outstanding
Basic	67.1	67.1
Diluted	69.0	69.0

See Notes to Financial Statements

WABCO HOLDINGS INC.

(Wholly-owned by American Standard Companies Inc)

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in millions)	March 31, 2007 (unaudited)	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$31.6	$34.8
Accounts receivable, less allowance for doubtful accounts: Mar. 2007—$6.4; Dec. 2006—$6.5	223.3	186.5
Inventories:
Finished products	85.8	67.9
Products in process	7.0	10.3
Raw materials	64.0	59.8
Future income tax benefits	14.5	14.5
Retained interest in securitization program	19.1	17.4
Other current assets	53.1	35.6

Total current assets	498.4	426.8
Facilities, less accumulated depreciation	298.5	299.7
Goodwill	348.1	343.8
Capitalized software costs, less accumulated amortization: Mar. 2007—$74.7; Dec. 2006—$71.5	36.4	37.4
Long-term future income tax benefits	42.0	42.0
Investment in unconsolidated joint ventures	85.4	84.9
Other assets	39.5	42.3

TOTAL ASSETS	$1,348.3	$1,276.9

LIABILITIES AND OWNERS’ INVESTMENT
Current liabilities:
Loans payable to banks	$12.6	$17.9
Accounts payable	176.0	147.3
Accrued payrolls	76.7	74.2
Current portion of warranties	38.6	35.1
Taxes on income	42.8	65.5
Cash collected on behalf of banks—securitization	65.7	68.7
Other accrued liabilities	94.6	67.6

Total current liabilities	507.0	476.3

Long-term debt	65.9	57.3
Post-retirement benefits	368.2	366.4
Warranties	3.9	5.4
Deferred tax liabilities	18.5	18.5
Minority interest	11.1	11.4
Other liabilities	63.5	26.4

Total liabilities	1,038.1	961.7
Commitments and contingencies
Owners’ net investment	301.1	306.0
Accumulated other comprehensive income:
Foreign currency translation effects	82.3	82.4
Unrealized losses on benefit plans, net of tax	(73.2)	(73.2)

Total owners’ net investment	310.2	315.2

TOTAL LIABILITIES AND OWNERS’ NET INVESTMENT	$1,348.3	$1,276.9

See Notes to Financial Statements

WABCO HOLDINGS INC. (Wholly-owned by American Standard Companies Inc) CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
	Three months ended March 31,
(Amounts in millions)	2007	2006
Cash provided/(used) by operating activities:
Net income	$40.1	$40.6
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation	14.4	11.4
Amortization of capitalized software and other intangibles	7.6	8.4
Equity in earnings of unconsolidated joint ventures, net of dividends received	(0.5)	(0.5)
Non-cash stock compensation	0.7	0.6
Loss on disposal of property, plant and equipment	0.4	0.7
Changes in assets and liabilities:
Accounts receivable	(35.7)	(46.1)
Inventories	(16.7)	(10.3)
Accounts payable	26.6	15.8
Other accrued liabilities and taxes	3.4	22.6
Post-retirement benefits	(2.4)	4.9
Other current and long-term assets	(19.2)	(1.4)
Other long-term liabilities	35.4	(4.6)

Net cash provided by operating activities	54.1	42.1

Investing activities:
Purchases of property, plant and equipment	(10.1)	(8.9)
Investments in capitalized software	(2.2)	(1.7)

Net cash used by investing activities	(12.3)	(10.6)

Financing activities:
Borrowings of long-term debt	114.5	—
Repayments of long-term debt	(108.6)	—
Borrowings of short-term debt	—	3.0
Repayments of short-term debt	(5.5)	(2.2)
Net change in balance due from/to American Standard or American Standard affiliated entities	(45.7)	(43.2)

Net cash provided–(used) by financing activities	(45.3)	(42.4)

Effect of exchange rate changes on cash and cash equivalents	0.3	1.6

Net decrease in cash and cash equivalents	(3.2)	(9.3)
Cash and cash equivalents at beginning of period	34.8	39.9

Cash and cash equivalents at end of period	$31.6	$30.6

Cash interest paid	$2.3	$1.6
Cash taxes paid	$5.6	$9.0

See Notes to Financial Statements

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Basis of Financial Statement Presentation

American Standard’s Vehicle Control Systems business (“WABCO” or the “Company”) is comprised of various subsidiaries and components of American Standard Companies Inc. (“American Standard”) and its subsidiaries. WABCO Holdings Inc. is wholly-owned by American Standard and represents the various operations within American Standard that collectively comprise the Vehicle Control Systems segment of its American Standard’s consolidated financial statements and includes all assets, liabilities, revenues, expenses and cash flows directly attributable to such business.

The financial statements have been derived from the financial statements and accounting records of American Standard, principally representing the Vehicle Control Systems segment, using the historical results of operations, and historical basis of assets and liabilities of WABCO and reflecting American Standard’s net investment in WABCO. Historically, stand-alone financial statements have not been prepared for WABCO. Management believes the assumptions underlying the allocations included in the financial statements are reasonable. Although the financial statements may not necessarily reflect Wabco’s results of operations, financial position and cash flows in the future, management believes the differences between the amounts presented and what its results of operations, financial position and cash flows would have been had WABCO been a standalone company during the periods presented would not be material. Because a direct ownership relationship did not exist among all of the various units and entities comprising WABCO, American Standard’s net investment in WABCO is shown in lieu of shareholders’ equity in the financial statements.

The financial statements include the accounts of certain majority-owned subsidiaries of American Standard and intercompany transactions are eliminated. WABCO investments in unconsolidated joint ventures are included at cost plus it’s equity in undistributed earnings in accordance with the equity method of accounting and reflected as investments in associated companies in the combined consolidated balance sheet.

The accompanying financial statements include allocations of costs that were incurred by American Standard for functions such as corporate human resources, finance and legal. These costs include the costs of salaries, benefits and other related costs. The total costs allocated to the accompanying financial statements for these functions amounted to $6.4 million and $6.9 million for the 3 months ended March 31, 2007 and March 31, 2006, respectively. These costs are included in selling, general and administrative expenses in the accompanying financial statements. The primary driver underlying these allocations is total WABCO revenue as a percentage of the total consolidated revenue of American Standard.

Historically, WABCO’s operations have been mainly funded through American Standard’s primary bank credit agreement via either intercompany loans or intercompany advances. The accompanying combined financial statements reflect the interest expense or income, if any, charged or received on these intercompany arrangements. See Note 15 of the consolidated financial statements for the year ended December 31, 2006 filed as part of this registration statement on Form 10 for additional information pertaining to Related Party Transactions.

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Management’s Discussion and Analysis and Notes 2 and 13 to the Consolidated Financial Statements for the year ended December 31, 2006 filed as part of this registration statement on Form 10 describe the most

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

significant accounting estimates and policies used in preparation of the Consolidated Financial Statements. Actual results in these areas could differ materially from management’s estimates. There have been no significant changes in the Company’s assumptions regarding critical accounting estimates during the three months of 2007.

The accompanying combined consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, including normal recurring items, considered necessary for a fair presentation of financial data have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2006 included in this registration statement filed on Form 10.

NOTE 2. Comprehensive Income

Total comprehensive income consisted of the following (dollars in millions):

	Three months ended March 31,
	2007	2006
Net income	$40.1	$40.6
Foreign currency translation effects	(0.1)	7.7
Minimum pension liability adjustment, net of tax	—	—
Unrealized losses on benefit plans, net of tax	—	—

Total comprehensive income	$40.0	$48.3

NOTE 3. Stock-Based Compensation

On January 1, 2006, American Standard adopted the provisions of Statement of Financial Accounting Standard No. 123 (Revised 2004) (“FAS 123r”), Share Based Payments using the modified prospective approach. Total share-based compensation cost recognized during the first quarter of 2007 and 2006 of $0.7 and $0.6 million, respectively, has been included in the Consolidated Statements of Income.

American Standard issues its annual share-based compensation grants to WABCO employees during the first quarter. The total number and type of awards granted in connection with the annual grant and the related weighted-average grant-date fair values, were as follows:

	2007			2006
	Underlying Shares	Weighted- Average Exercise Price	Weighted Average Grant Date Fair Value	Underlying Shares	Weighted- Average Exercise Price	Weighted Average Grant Date Fair Value
Options Granted	271,600	$52.66	$14.45	300,600	$36.87	$9.70

The options granted in 2007 are exercisable in equal annual installments over a period of three years.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes the significant assumptions used during the three-month periods ended March 31, 2007, and March 31, 2006.

Assumption	Three months ended March 31, 2007	Three months ended March 31, 2006
Weighted average grant date fair value	$14.45	$9.70
Risk-free interest rate	4.68%	4.51%
Expected volatility	26.0%	26.0%
Expected holding period	5 Years	5 Years
Expected forfeiture rate	4.0%	4.0%
Dividend yield	1.38%	1.62%

The weighted average grant date fair value was calculated under the Black-Scholes option-pricing model. The risk free interest rate is based on the yield of U.S. Treasury securities that correspond to the expected holding period of the options. American Standard reviewed the historic volatility of its common stock over 12-month, 5-year and 10-year periods, and the implied volatility for at the money options to purchase shares of the its common stock. Based on this data, American Standard chose to use the average of the 5-year historic volatility of its common stock and the average implied volatility of at the money options. The 5-year historical volatility period was selected since that period corresponds with the expected holding period. The expected term was calculated by reviewing the historical exercise pattern of all holders that were granted options from 1995 through 2005, the exercise pattern of domestic versus international option holders (including an analysis by country) and the exercise behavior of officers versus non officers. The results of the analysis support one expected term for all groups of employees. The expected forfeiture rate was determined based on the historical stock option forfeiture data. The dividend yield was based on the American Standard’s expected dividend rate.

Note 4. Warranties, Guarantees, Commitments and Contingencies

Warranties

Products sold by WABCO are covered by a basic limited warranty with terms and conditions that vary depending upon the product and country in which it was sold. The limited warranty covers the equipment, parts and labor (in certain cases) necessary to satisfy the warranty obligation for a period of two years, generally. Estimated product warranty expenses are accrued in cost of goods sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on warranty claims experience and specific customer contracts. Warranty expenses include accruals for basic warranties for product sold, as well as accruals for product recalls, service campaigns and other related events when they are known and estimable. To the extent WABCO experiences changes in warranty claim activity or costs associated with servicing those claims, its warranty accrual is adjusted accordingly. Warranty accrual estimates are updated based upon the most current warranty claims information available. Total warranty expense was $11.8 million and $10.6 million for the three months ended March 31, 2007 and 2006, respectively.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Following is a summary of changes in the Company’s product warranty liability for the three months ended March 31, 2007 and 2006 (dollars in millions).

	Three months ended March 31,
	2007	2006
Balance of basic warranty costs accrued, beginning of period	$40.5	$33.9
Warranty costs accrued	11.2	9.6
Warranty claims settled	(9.8)	(8.7)
Increases in warranty estimates made in prior years, including foreign exchange translation effects	0.6	1.0

Balance of basic warranty costs accrued, end of period	42.5	35.8
Current portion included in current liabilities	(38.6)	(31.3)

Long-term warranty liability	$3.9	$4.5

Guarantees and Commitments

There were no material changes to the disclosure on this matter made in the consolidated financial statements and accompanying notes for the year ended December 31, 2006 included in the Company’s registration statement filed on Form 10.

Contingencies

General

WABCO and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. WABCO is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of various sites, including certain facilities that are closed. In those instances where it is probable as a result of such proceedings that WABCO will incur costs that can be reasonably determined, WABCO has recorded a liability.

Income Tax Provision

The income tax provision for the first quarter of 2007 was $20.9 million, or 34.3% of pre-tax income, compared with a provision of $20.8 million, or 33.9% of pre-tax income in the first quarter of 2006. The effective income tax rate for the first quarter of 2006 included a $2.8 million benefit related to the reduction of tax contingencies.

Litigation

In November 2004, American Standard was contacted by the European Commission as part of a multi-company investigation into possible infringement of European Union competition regulations relating to the distribution of bathroom fixtures and fittings in certain European countries. In November 2005, the European Commission sent American Standard a written request for information. On March 28, 2007, American Standard received an administrative complaint entitled a Statement of Objections from the European Commission alleging infringements of European Union competition rules by numerous bathroom fixture and fittings companies, including American Standard and certain of its European subsidiaries engaged in the Bath and Kitchen business.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Certain of these legal entities will be transferred to WABCO as part of a legal reorganization that will occur prior to the Distribution. American Standard and certain of its subsidiaries and, following the legal reorganization, certain of our subsidiaries will be jointly and severally liable for any fines that result from the investigation. However, pursuant to the Indemnification and Cooperation Agreement, WABCO and certain of our subsidiaries will be responsible for, and will indemnify American Standard and its subsidiaries (including certain subsidiaries formerly engaged in the Bath and Kitchen business) and their respective affiliates against any fines related to this investigation.

American Standard, WABCO and the charged subsidiaries are carefully reviewing the Statement of Objections and will respond to the European Commission on or prior to July 4, 2007, the due date for the response. Following the submission of this written response, a hearing with the European Commission to present evidence regarding the response to the Statement of Objections is expected to occur sometime in the third quarter of 2007. Following the hearing, the European Commission could, among other things, issue a new Statement of Objections or request additional information before adopting a decision or adopt a decision imposing a fine. A fine would be required to be paid within three months of notification of the decision, irrespective of whether the charged parties appeal the decision. In the event the imposition of any such fine were appealed, WABCO, as an alternative to paying the fine, could provide a bank guarantee for the full amount of the fine plus interest within three months of notification of the decision. The appeals process could take as long as 5-7 years during which time WABCO would not have access to such funds or would be required to provide the guarantee.

We expect that this investigation will result in the imposition of a fine, however we are unable to reasonably estimate the loss or range of loss that may result from this matter for the reasons that follow. The European Commission recently adopted new fining guidelines (the “2006 Guidelines”) and stated their intention to apply these guidelines in all cases in which a Statement of Objections is issued after September 2006. To date, the Commission has not imposed any fines under the 2006 Guidelines, although it is anticipated that the Commission will apply the 2006 Guidelines to impose higher fines than those which would have resulted from application of the prior fining guidelines. Under the 2006 Guidelines, the Commission will determine a “basic amount” of the fine by considering the value of the sales of goods to which the infringement relates, the gravity of the infringement and its duration. In applying the 2006 Guidelines, the Commission retains considerable discretion in calculating the fine, including discretion as to the determination of the “basic amount”, evaluation of the aggravating and mitigating circumstances and the availability of leniency and the assessment of the overall deterrent effect of the fine. If the Commission were to apply the 2006 Guidelines to the allegations as set forth in the Statement of Objections, the fine would be significant primarily due to the breadth of the allegations and the alleged duration of the infringement. The Company and American Standard intend to present defenses to the allegations in the Statement of Objections. Article 23 of Council Regulation No. 1/2003 provides for a maximum fine equal to 10% of the parent company’s (i.e., American Standard’s) worldwide revenue attributable to all of its products for the fiscal year prior to the year in which the fine is imposed. If the maximum fine were levied in 2007, the total liability would be approximately $1.1 billion based on American Standard’s worldwide revenue in 2006 subject to a possible reduction for leniency of at least 20% provided the leniency applicant fulfills all conditions set forth in the Commission’s leniency notice. Further, the effect, if any, of the spin-off of WABCO from American Standard and the sale of its Bath and Kitchen business on the calculation of such 10% liability cap is unclear. In any event, the fine imposed by the Commission could be material to WABCO’s operating results and cash flows for the year in which the liability would be recognized or the fine paid. However, we believe that payment of the fine will not have a material adverse effect on the financial condition or liquidity of WABCO due to WABCO’s anticipated operating cash flows and debt financing ability (including provisions in WABCO’s new credit facility that, subject to compliance with liquidity covenants, would permit WABCO to borrow funds to pay any such fine).

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 5. Effect of Recently Issued Accounting Standards

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides recognition criteria and a related measurement model for tax positions taken by companies. In accordance with FIN 48, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

The total amount of unrecognized tax benefits as of the date of adoption was $54.7 million. All of the $54.7 million of unrecognized tax benefits, if recognized, would impact the Company’s effective tax rate. The Company did not have an adjustment to the unrecognized tax benefits as a result of the implementation of FIN 48. With regard to the unrecognized tax benefits at March 31, 2007, the Company believes that it is reasonably possible that $14.5 million of such unrecognized tax benefits could be recognized in the next 12 months. The benefits relate to anticipated audit settlements, focused primarily on transfer pricing matters.

The Company classifies interest and penalties related to unrecognized tax benefits in tax expense. The Company had $6.4 million of interest and penalties accrued at January 1, 2007.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. With no material exceptions, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2000.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, provides a framework for measuring fair value under current standards in GAAP, and requires additional disclosure about fair value measurements. In accordance with the Statement, the definition of fair value retains the exchange price notion, and exchange price is defined as the price in an orderly transaction between market participants to sell an asset or transfer a liability. If there is a principal market for the asset or liability, the fair value measurement should reflect that price, whether that price is directly observable or otherwise used in a valuation technique. Depending on the asset or liability being valued, the inputs used to determine fair value can range from observable inputs (i.e. prices based on market data independent from the entity) and unobservable inputs (i.e. entity’s own assumptions about the assumptions that market participants would use). The Statement applies to other accounting pronouncements that require or permit fair value measurements and will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the provisions of SFAS No. 157 to determine the potential impact, if any, the adoption will have on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to voluntarily choose to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of SFAS No. 159 to determine the potential impact, if any, the adoption will have on the Company’s financial statements.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 6. Operational Consolidation Expenses

During 2006 and 2007 the Company incurred charges related to operational consolidation activities consisting of previously announced plant reductions and severance as more fully described below.

The following is a summary of the operational consolidation programs (consisting of termination payments and other employee costs) outstanding as of March 31, 2007.

2007 Operational Consolidation Programs
Charges during the first three months of 2007	$0.7
Payments during the first three months of 2007	(0.2)
Reversals during the first three months of 2007	—
Non-cash write-offs during the first three months of 2007	—

Balance as of March 31, 2007	$0.5

2006 Operational Consolidation Programs
Balance as of December 31, 2006	$5.7
Charges during the first three months of 2007	0.2
Payments during the first three months of 2007	(0.6)
Non-cash write-offs during the first three months of 2007	—
Reversals during the first three months of 2007	—

Balance as of March 31, 2007	$5.3

2005 and earlier Operational Consolidation Programs
Balance as of December 31, 2006	$4.9
Charges during the first three months of 2007
Payments during the first three months of 2007	(0.6)
Reversals during the first three months of 2007	—

Balance as of March 31, 2007	$4.3

Total Balance as of March 31, 2007	$10.1

The Company incurred $0.9 million of operational consolidation expenses during the first quarter of 2007 of which $0.7 million is associated with severance relating to 2007 plans and $0.2 million pertains to 2006 plans. The majority of the 2007 plan is associated with administrative functions, and the related charge of $0.9 million was charged to selling and administrative expenses. The Company incurred $1.5 million of operational consolidation expenses during the first quarter of 2006, of which $1.0 million was charged to selling and administrative expenses and $0.5 million was charged to cost of sales. The Company expects to incur $8.1 million during the remainder of 2007 to complete the plans outstanding as of March 31, 2007, however, payments will continue until 2010. The Company expended $1.4 million of cash on operational consolidation activities in the first quarter of 2007.

The Company expects that essentially all of the $10.1 million balance as of March 31, 2007 will be utilized by the end of 2007.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 7. Post-retirement Benefits

Post-retirement pension, health and life insurance costs had the following components for the three months ended March 31, 2007 (dollars in millions):

	Three Months Ended March 31,
	2007	2007	2006	2006
	Pension Benefits	Health & Life Ins. Benefits	Pension Benefits	Health & Life Ins. Benefits
Service cost-benefits earned during the period	$2.1	$0.0	$3.2	$0.0
Interest cost on the projected benefit obligation	5.7	0.3	3.9	0.3
Less assumed return on plan assets	(2.5)	0.0	(2.0)	0.0
Amortization of prior service cost	0.1	0.0	0.0	0.0
Amortization of net loss	0.8	0.1	1.1	0.1

Net defined benefit cost after curtailment gain	$6.2	$0.4	$6.2	$0.4

Accretion expense as reflected in Selling & Administrative Expenses and Cost of Sales	$3.2	$0.3	$1.9	$0.3

Amortization of prior service cost is recorded on the straight-line method over the average remaining service period of active participants.

The Company expects to contribute $9.0 million to foreign plans in 2007. In the first quarter of 2007, $1.5 million was contributed to foreign plans. There have been no contributions and there are no expected contributions for domestic plans.

Note 8. Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the three months ended March 31, 2007 (dollars in millions):

2007
Balance of goodwill, beginning of year	$343.8
Acquisitions	—
Dispositions	—
Foreign exchange translation	4.3

Balance of goodwill as of March 31	$348.1

Note 9. Net Income Per Share

The pro forma number of common shares outstanding for basic and diluted earnings per share was determined by applying the distribution ratio of one share of WABCO common stock for every three shares of American Standard common stock outstanding and including the effect of dilutive American Standard common stock equivalents as of March 31, 2007. As of March 31, 2007, there were no outstanding common stock equivalents that were excluded from the diluted pro forma net income per common share calculation.

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 10. Related Party Transactions

Presented within the Company’s Combined Consolidated Statement of Cash Flows for the three months ended March 31, 2007, is Net Transfers to American Standard and Affiliates which includes the following types of transactions:

(Dollars in Millions)	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Dividends to American Standard and affiliates	$(48.0)	$(259.8)
Decrease/(increase) in loans to/from American Standard and affiliates	(1.0)	110.8
Other, including American Standard and affiliate allocations	3.3	16.5

Net Transfers to American Standard and Affiliates	$(45.7)	$(132.5)

Dividends to American Standard and Affiliates—Dividends paid from WABCO to other American Standard entities.

Decrease/(increase) in loans to/from American Standard and affiliates—The amount of cash that was either provided to the Company in order to fund working capital requirements as well as capital expenditures or cash surplus provided from the Company to other American Standard entities. The net amount due from American Standard of $87.3 million and $86.3 million as of March 31, 2007 and December 31, 2006, respectively, has been included in owners’ net investment since any settlement will not result in a net inflow or outflow of assets or liabilities, nor will it create any new financial asset or financial obligation between the Company and American Standard. Net interest income / (expense) totaling $(0.4) million and $(0.5) million for the periods ended March 31, 2007 and March 31, 2006, respectively, is included in the accompanying combined consolidated Statement of Income. All interest rates are deemed to be at or near market rates except for the interest rates carrying zero percent interest. A detailed summary of these inter-company loans, which may or may not be interest bearing, is provided below.

(Dollars in Millions)	2007			2006
American Standard Entity	Balance at Mar. 31	Interest Rate	Avg. Monthly Balance	Balance at Dec. 31	Interest Rate	Avg. Monthly Balance
Loans Receivable
Ideal Standard Holding Italia S.r.l.	$14.1	4.1%	$11.4	$9.1	4.1%	$10.1
ASI International Inc.	—	—	—	—	2.9%	16.5
WABCO Standard Trane BV	9.4	4.1%	9.3	9.2	2.7%	5.8
Ideal Standard Wabco Trane Ind. Com. Ltda	81.2	0.0%	80.6	81.1	0.0%	79.6
American Standard (UK) Co	49.0	0.0%	49.1	51.0	0.0%	47.9

Total Loans Receivable	153.7		150.4	150.4		159.9

Loans Payable
A.S.E. Finance BVBA	—	—	—	—	3.3%	90.6
ASI International Inc	5.8	6.0%	5.8	5.8	6.0%	5.7
WABCO Standard Trane BV	8.3	4.2%	7.6	6.7	3.5%	1.0
Teling Air Condition System (Jiangsu) Co., Ltd.	—	—	—	20.5	2.8%	19.1
Teling Air Condition Co., Ltd.	25.1	3.0%	25.0	4.2	3.0%	2.7
American Standard Trane Japan, Ltd	3.0	0.9%	2.9	2.9	0.9%	1.7
Trane do Brazil Ind e Com. Ltda.	24.2	0.0%	24.0	24.0	0.0%	21.9

Total Loans Payable	66.4		65.3	64.1		142.7

Net Loans Receivable to/from American Standard and Affiliates	$87.3		$85.1	$86.3		$17.2

WABCO Holdings Inc.

(Wholly-owned by American Standard Companies Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Other, including American Standard and affiliate allocations—These items have also been included in owners’ net investment as these balances will not be settled as part of the Separation, and as such, have been included in owner’s net investment.

Note 11. Subsequent Events

Early Redemption of Long-Term Bonds

On April 30, 2007, ASE BVBA redeemed $40 million principal amount of its 7.59% Guaranteed Senior Bonds prior to their maturity date of January 31, 2013. Prepayment of the bonds, undertaken to avoid default being triggered by the spin-off, resulted in an early redemption charge of $6 million, which will be recorded in the Company’s Income Statement for the second quarter of 2007.

Receivables Securitization

WABCO terminated its participation in American Standard’s European securitization program as of May 31, 2007. Additionally, effective April 30, 2007, WABCO terminated its arrangement to sell American Standard the receivables generated on sales of products to its U.S. joint venture Meritor WABCO. The termination of these programs, based on securitized balances at March 31, 2007, will impact the second quarter balance sheet as follows: an increase in accounts receivable of $169.5 million, a decrease in other current assets of $19.1 million and a decrease in other accruals of $65.7 million. WABCO will no longer incur losses on the sale of receivables. Those losses amounted to $1.8 million and $1.4 million for the quarters ended March 31, 2007 and 2006, respectively, and $5.7 million for the year ended December 31, 2006.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2006, 2005, and 2004

(Dollars in thousands)

Description	Balance Beginning of Period	Additions Charged to Income	Deductions		Other Changes	Foreign Currency Translation Effects	Balance End of Period
2006:
Reserve deducted from assets:
Allowance for doubtful accounts receivable	$5,484	$1,317	$(788	)(A)	$(40)	$560	$6,533

2005:
Reserve deducted from assets:
Allowance for doubtful accounts receivable	$7,956	$1,531	$(3,007	)(A)	$—	$(996)	$5,484

2004:
Reserve deducted from assets:
Allowance for doubtful accounts receivable	$7,064	$3,836	$(3,523	)(A)	$(26)	$605	$7,956

(A)	Accounts charged off.